AGREEMENT AND PLAN OF MERGER
AMONG
JENSEN’S, INC.,
THE SHAREHOLDER REPRESENTATIVE,
SUN COMMUNITIES, INC.,
AND
SUN JENSEN LLC

LIST OF EXHIBITS AND SCHEDULES

Exhibit A	Escrow Agreement
Exhibit B	Expansion Land
Exhibit C	Expansion Land Price and Improved Land Price
Exhibit D	Investor Letter
Exhibit E	Land - Communities
Exhibit F	Land - Real Estate
Exhibit G	New Hampshire Affidavit
Exhibit H	New Hampshire Notice
Exhibit I	Notice Community Value
Exhibit J	R&W Insurance Policy
Exhibit L	Non-Compete Agreement
Exhibit M	Connecticut Certificate of Merger
Exhibit N	Delaware Certificate of Merger
Exhibit O	Registration Rights Agreement
Exhibit P	Environmental Agreement
Exhibit 2(e)(i)	Transmittal Letter
Exhibit 2(e)(v)	Form of Lost Stock Affidavit
Exhibit 2(g)	Purchase Price Allocations
Exhibit 5(i)	Employee Matters
Exhibit 5(o)	Tax Clearance Certificates
Exhibit 5(q)	Excluded Contracts
Exhibit 5(r)	CapEx Exhibit
Exhibit 9(a)	Target Identified Account Listing
Exhibit 9(a)(i)(A)	Proration of local real estate and personal property taxes
Exhibit 9(b)	Closing Costs

Disclosure Schedule

AGREEMENT AND PLAN OF MERGER

This Merger Agreement (this “Agreement”) is entered into as of August 22, 2019 by and among Sun Jensen LLC, a Delaware limited liability company (“Merger Sub”), Sun Communities, Inc., a Maryland corporation, the sole member of Merger Sub, (“Parent”), Jensen’s, Inc., a Connecticut corporation (“Target”), and JSREP, Inc., a Connecticut corporation, as the Shareholder Representative (the “Shareholder Representative”). Merger Sub and Target are referred to collectively herein as the “Merger Parties.” Merger Sub, Parent, the Shareholder Representative and Target are referred to collectively herein as the “Parties.”
Whereas, for U.S. federal income tax purposes, the Merger, together with the Drop Down, is intended to qualify as a “reorganization” within the meaning of Code Section 368(a) (the “Intended Tax Treatment”) and this Agreement is intended to be, and is adopted as, a “plan of reorganization” for purposes of Code Sections 354 and 361 and within the meaning of Treasury Regulations Section 1.368-2(g);
Whereas, Parent, through Merger Sub, desires to acquire Target in a tax-free reorganization on the terms and subject to the conditions set forth herein, and in accordance with the Delaware Act and the Connecticut Corporate Laws;
Whereas, the board of directors of Target has authorized, adopted and approved this Agreement, and determined that this Agreement and the Merger are desirable and in the best interests of Target and its shareholders;

Whereas, the board of directors of Parent has authorized, adopted and approved this Agreement, and determined that this Agreement and the Merger are desirable and in the best interests of Parent and its stockholders; and

Whereas, Parent, being the sole member of Merger Sub, has authorized, adopted and approved this Agreement, and determined that this Agreement and the Merger are desirable and in the best interests of Parent, Parent’s stockholders, Merger Sub and its sole member.

Now, therefore, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties and covenants herein contained, the Parties agree as follows.
Section 1.    Definitions.
“Accumulated Earning and Profits Amount” means accumulated earnings and profits of Target, measured as of December 31, 2018, calculated solely based on the following information as to the Target that was available at the time of the calculation, which is limited due to the destruction of records by fire in June 1982: (a) Federal income tax returns from 1983 through 2018: (b) Internal Revenue Service audits for the tax years 1976, 1977 and 1987 through 1990; (c) taxable income as reflected on the North Carolina state income tax returns from 1978 through 1982; (d) tax basis fixed asset detail from 2014 through 2018 (with certain assumptions outlined and applied in the analysis to account for missing fixed asset information); and (e) the history of Target’s redemption of common stock from 1982 through 2018.

“Adjusted Purchase Price” means (a) the Purchase Price plus (b) the actual cost to Target of the Inventory, including set-up costs but excluding lot modification costs as of the Closing Date; plus (c) the actual cost to Target of the 20 Duplexes at the Ocean Pines Community, located in Garden City Beach South Carolina, and plus (c) the Closing Prorations Credit (which may be a negative number).

“Affiliate” has the meaning set forth in Rule 12b-2 of the regulations promulgated under the Securities Exchange Act.
“Aggregate Parent Merger Shares” means 1,972,906 Parent Shares, which the Parties have determined by dividing the Closing Stock Consideration Value by the volume weighted average price of Parent Shares on the New York Stock Exchange for the 20 trading days immediately preceding the date of this Agreement.
“ALTA” means the American Land Title Association.
“Appraisal Notice” means the written appraisal notice required to be delivered by the Surviving Entity pursuant to Connecticut General Statutes Section 33-862 no earlier than the Effective Time and no later than ten (10) days following the Effective Time to each Target Shareholder (A) who, prior to the shareholder vote on the Merger, has properly given notice to the Target of such Target Shareholder’s intent to assert dissenter’s or appraisal rights under the Dissenter’s Rights Statue if the Merger is consummated, and (B) has not voted or permitted to be voted such Target Shareholder’s Target Shares in favor of or approving the Merger.
“Basket” has the meaning set forth in Section 12(d)(i) below.
“Blue Sky Laws” has the meaning set forth in Section 4(g) below.
“Business” means the business of owning, managing and operating the manufactured housing communities on the Property.
“Business Day” means any day other than a Saturday, Sunday or a national or State of Connecticut holiday or a day on which commercial banks in New York City are authorized to close.
“Buyer Indemnified Parties” means Surviving Entity, Parent, their Affiliates and Subsidiaries, and their respective principals, shareholders, directors, officers, partners, agents, employees, in each case, in such Person’s capacity as such, and the heirs, administrators, personal representatives, successors and assigns of each of the foregoing,.
“Certificates of Merger” has the meaning set forth in Section 6(c)(vii) below.
“Charter Documents” means, with respect to a Person that is an entity, as applicable, such Person’s articles or certificate of incorporation, articles or certificate of organization, bylaws, operating agreement and all other organizational documents of such Person.
“Closing” has the meaning set forth in Section 2(b) below.
“Closing Aggregate Merger Consideration” has the meaning set forth in Section 2(d)(iv) below.
“Closing Cash Merger Consideration” means: (i) the Adjusted Purchase Price, minus (ii) the Closing Stock Consideration Value, minus (iii) the outstanding amount of the Pre-Closing Dividend Financing as of the Effective Time, minus (iv) the Debt Payoff Amount, minus (v) the Transaction Expenses Amount, and minus (vi) the Shareholder Representative Expense Amount.
“Closing Date” has the meaning set forth in Section 2(b) below.

“Closing Prorations Credit” has the meaning set forth in Section 9(a)(i).
“Closing Prorations Escrow Amount” has the meaning set forth in Section 2(c)(iv)(A) below; provided, however, that, if Target fails to pay any income Tax due on or before the Closing Date, the “Closing Prorations Escrow Amount” shall be increased by the amount of such Tax.
“Closing Prorations Escrow Fund” means the Closing Prorations Escrow Amount, including any interest or other amounts earned thereon, and less any disbursements therefrom, in accordance with the Escrow Agreement.
“Closing Stock Consideration Value” means the dollar amount found by multiplying the Purchase Price times eighty percent (80%).
“Closing Target Shareholders” has the meaning set forth in Section 6(b)(xvii).
“Closing Working Capital Accounting Principles” means determined on a consolidated basis for the Target and Target Subsidiaries in accordance with GAAP, applied using the same accounting methods, practices, principles, policies and procedures, with consistent classifications, judgments and valuation and estimation methodologies that were used in the preparation of the Audited Financial Statements for the most recent fiscal year end as if the applicable balance sheet was being prepared and audited as of a fiscal year end.
“Closing Working Capital Statement” has the meaning set forth in Section 9(a)(i).
“Code” means the U.S. Internal Revenue Code of 1986, as amended.
“Commitment Letter” has the meaning set forth in Section 5(p)(iii).
“Community” means a manufactured home community included in the Property and “Communities” means all of the manufactured home communities included in the Property.
“Connecticut Certificate of Merger” has the meaning set forth in Section 6(b)(xxii) below.
“Connecticut Corporate Laws” means the Connecticut Business Corporation Act, Connecticut General Statute, Chapter 601, as amended, and Entity Transactions, Connecticut General Statute, Chapter 616, as amended.
“Continuing Employees” means those Target and Target Subsidiary employees who will have Post-Closing Employment for an unspecified period of time.
“Conversion Ratio” has the meaning set forth in Section 2(d)(iv)(A) below.
“Cure Maximum” means, with respect to all Communities combined, an aggregate amount of Impacts of $5,000,000.00.
“Current Assets” means the current assets of Target for the subaccounts listed under the heading “Working Capital Accounts” in the Target Identified Account Listing as “Current Assets”, determined in accordance with the Closing Working Capital Accounting Principles.

“Current Earnings and Profits Amount” means the Target’s reasonable estimation of the earnings and profits of Target, from January 1, 2019 through the Closing Date.
“Current Liabilities” means current liabilities of Target for the subaccounts listed under the heading “Working Capital Accounts” in the Target Identified Account Listing as “Current Liabilities,” determined in accordance with the Closing Working Accounting Capital Accounting Principles.
“Current Taxes” has the meaning set forth in Section 9(a)(i) below.
“Data Room” means the electronic data room established on behalf of Target in connection with the negotiation of this Agreement.
“D&O Indemnified Party” has the meaning set forth in Section 5(t) below.
“D&O Tail Policy” has the meaning set forth in Section 5(t) below.
“Debt Payoff Amount” has the meaning set forth in Section 2(c)(vi) below.
“Delaware Certificate of Merger” has the meaning set forth in Section 6(c)(vii) below.
“Delaware Act” means the Delaware Limited Liability Company Act, as amended.
“Deposit” means six million and no/100 Dollars ($6,000,000.00).
“Diligence Expiration Date” means September 9, 2019.
“Disclosure Schedule” has the meaning set forth in Section 3 below.
“Discontinued Employees” means Target employees who are not Terminated Employees, but who will not commence Post-Closing Employment as a result of death, resignation, rejection of a conditional offer of employment or the failure of such employee to successfully complete Parent’s on boarding process.
“Dissenter’s Rights Statute” means Connecticut General Statutes 33-855 through 33-872, inclusive, as amended.
“Dissenting Shareholders” has the meaning set forth in Section 2(h)(i) below
“Dissenting Shares” has the meaning set forth in Section 2(h)(ii) below.
“Distribution Percentage” means with respect to each Distribution Shareholder the percentage found by dividing the number of Target Shares owned by each Distribution Shareholder immediately prior to the Effective Time by the total number of Target Shares held by all Distribution Shareholders, in each case, immediately prior to the Effective Time.
“Distribution Shareholders” means the Closing Target Shareholders other than the Perfected Dissenting Shareholders.
“Dollars” or “$” means the lawful currency of the United States.
“Drop Down” has the meaning set forth in Section 2(a) below.

“Effective Time” has the meaning set forth in Section 2(d)(i) below.
“Encumbrance” means any charge, claim, community property interest, pledge, condition, equitable interest, lien (statutory or other), option, security interest, mortgage, easement, encroachment, right of way, right of first refusal, or restriction of any kind, including any restriction on use, voting, transfer, receipt of income or exercise of any other attribute of ownership.
“Environmental Claim” means any action, litigation, governmental order, lien, fine, penalty, or, any settlement or judgment arising therefrom, by or from any Person alleging liability (including liability or responsibility for the costs of enforcement proceedings, investigations, cleanup, governmental response, removal or remediation, natural resources damages, property damages, personal injuries, medical monitoring, penalties, contribution, indemnification and injunctive relief) arising out of, based on or resulting from: (i) the presence, Release of, or exposure to, any Hazardous Materials; or (ii) any actual or alleged non-compliance with any Environmental Law or any Environmental Permit.
“Environmental Escrow Amount” has the meaning ascribed to such term in the attached Exhibit P.
“Environmental Escrow Fund” means the Environmental Escrow Amount, including any interest or other amounts earned thereon, and less any disbursements therefrom, in accordance with the Escrow Agreement.
“Environmental Law” means any Federal, State or local Laws or regulations relating to the protection of health, safety or the environment.
“Environmental Notice” means any writing, including but not limited to a directive, consent order, notice of violation or infraction, letter, or notice respecting any Environmental Claim relating to actual or alleged non-compliance with, or liability pursuant to, any Environmental Law or any term or condition of any Environmental Permit.
“Environmental Permit” means any permit, under or issued, granted, given, authorized by, required, or made pursuant to Environmental Law related to, or required for the legal operation of the Property or any related activities thereupon.
“ERISA” has the meaning set forth in Section 3(g) below.
“Escrow Agent” means Computershare Trust Company, N.A., in its capacity as escrow agent under the Escrow Agreement.
“Escrow Agreement” means the escrow agreement in the form attached as Exhibit A among Parent, Merger Sub, Target, the Shareholder Representative and the Escrow Agent, under which (i) the Closing Prorations Escrow Amount, (ii) the Retention Escrow Amount, (iii) the Indemnification Escrow Amount, (iv) the New Hampshire Indemnity Escrow Amount, (v) the Environmental Escrow Amount and (vi) the Pre-Closing Escrow Amount will be held and disbursed.
“Escrowed Funds” means (i) the Closing Prorations Escrow Fund, (ii) the Retention Escrow Fund, (iii) the Indemnification Escrow Fund, (iv) the New Hampshire Indemnity Escrow Fund, (v) the Pre-Closing Escrow Amount, and (vi) the Environmental Escrow Fund.
“Exchange Agent” means Computershare Trust Company, N.A., in its capacity as exchange agent.

“Excluded Contracts” has the meaning set forth in Section 5(q) below.
“Executive Order” has the meaning set forth in the definition of “Prohibited Person” below.
“Expansion Land” means those parcels comprising the Land as set forth on Exhibit B hereto.
“Expansion Land Price” means the price allocated to the Expansion Land, as set forth on Exhibit C hereto.
“Fair Value” has the meaning ascribed to it in the Dissenter’s Rights Statute.
“Financing Sources” shall mean each Person (including, without limitation, each lender, agent and arranger) that has committed to provide or otherwise entered into agreements in connection with the Pre Closing Dividend Financing or other financings in connection with the transactions contemplated hereby, including (without limitation) any commitment letters, engagement letters, credit agreements, loan agreements, joinders or indentures relating thereto, together with each affiliate thereof and each officer, director, employee, partner, controlling person, advisor, attorney, agent and representative of each such Person or affiliate and their respective successors and assigns.
“FIRPTA Certificate” has the meaning set forth in Section 10(i) below.
“Former Dissenting Shareholders” means those Dissenting Shareholders whose Target Shares, by virtue of the provisions of Section 2(h)(iii), at the time in question, continue to represent the right to receive the Per Share Merger Consideration and do not then represent the right to receive a cash payment in the amount of the Fair Value of such Target Shares under the Dissenter’s Rights Statute.
“Fundamental Representations” means the representations and warranties set forth in Section 3(a), Section 3(b), Section 3(c), Section 3(e), Section 3(g), Section 3(j), Section 3(k) and Section 3(jj).
“GAAP” means United States generally accepted accounting principles as in effect from time to time, consistently applied; provided, that with respect to the determination of the adjustments and prorations in Section 9(a), GAAP shall mean United States generally accepted accounting principles as in effect on the Closing Date, consistently applied.
“General Cap” has the meaning set forth in Section 12(d)(i)(A) below.
“General Representation” means a representation or warranty set forth in Section 3 below, other than the Fundamental Representations.
“Governmental Entity” means any court, administrative agency or commission, or other governmental authority or instrumentality, domestic or foreign, or any industry self-regulatory authority.
“Hazardous Materials” means (i) hazardous substances, as defined by the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (42 U.S.C. 9601 et seq.); (ii) any material, substance, chemical, waste, product, derivative, compound, mixture, agent, solid, liquid, mineral or gas, in each case that is hazardous, acutely hazardous, toxic or otherwise regulated under Environmental Law; (iii) asbestos, toxic mold, petroleum or petroleum-derived products, radioactive materials or wastes, lead or lead-containing materials, urea formaldehyde insulation and polychlorinated biphenyls, (iv) any other chemical or biological substance or compound that requires an Environmental Permit; provided, however, that Hazardous Materials shall not include any materials, substances or wastes that are both: (A) used by Target in the Ordinary Course of Business and (B) used and/or remediated in compliance with all applicable Law.
“HSR Act” means the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended, and the rules promulgated by the Federal Trade Commission pursuant thereto.
“Impacts” means the lesser of (i) the reasonably estimated cost to cure the underlying condition to a level that would be acceptable to an experienced, reasonably prudent owner of manufactured housing communities, or (ii) the reasonably estimated net amount (computed on the basis of a 4% cap rate) by which the ongoing revenue of the affected Community would be reduced or the ongoing expenses of the affected Community would be increased, by complying with such matter.
“Improved Land” means the Land, not including the Expansion Land.
“Improved Land Price” means the price allocated to the Improved Land, as set forth on Exhibit C hereto.
“Improvements” means all of Target’s and Target Subsidiaries’ right, title and interest in and to buildings, structures, improvements and manufactured home sites on, above or below the Land, and in and to all fixtures attached to, a part of or used in connection with the improvements, structures, buildings and manufactured home sites, and the parking facilities, walkways, ramps and other appurtenances relating to the Land.
“Indebtedness” means, (1) whether or not contingent, (a) all indebtedness for borrowed money or which is evidenced by a note, bond, debenture or similar instrument (excluding intercompany indebtedness), (b) all capital lease obligations, (c) all obligations in respect of letters of credit or banker’s acceptances, and (d) all liabilities (other than Taxes) secured by any lien on any property.
“Indemnification Escrow Amount” has the meaning set forth in Section 2(c)(iv)(C) below.
“Indemnification Escrow Fund” means the Indemnification Escrow Amount, including any interest or other amounts earned thereon, and less any disbursements therefrom, in accordance with this Agreement and the Escrow Agreement.
“Information Statement” has the meaning set forth in Section 5(h) below.
“Intangible Property” means all of Target’s right, title and interest in and to: (a) all licenses, permits and franchises related to the Property; (b) any warranties and guaranties from manufacturers, suppliers and installers pertaining to the Property; (c) the telephone number(s) for all of Target’s telephones installed at the Property, domain names, trademarks and websites pertaining to the Property; (d) all tenant ACH authorization forms related to the Property; (e) all plans and other documents in Target’s possession relating to the development of the Property; (f) all business, operating and maintenance records, reports, notices and other information concerning the Property; and (g) all other intangible property related to the Property or its operations.
“Intellectual Property” means any and all intellectual property and other proprietary rights, in any jurisdiction throughout the world, including any of the following: (A) patents, patent applications and invention disclosures, together with all reissuances, continuations, continuations in part, revisions, divisionals, extensions and reexaminations thereof; (B) trademarks, service marks, designs, trade dress, logos, slogans, trade names, internet domain names, corporate names, all applications, registrations and renewals in connection therewith, and all translations, adaptations, derivations and combinations of any of the foregoing, together with all goodwill associated with any of the foregoing; (C) copyrights, industrial designs, mask works and copyrightable works, and all applications, registrations and renewals in connection therewith; (D) trade secrets and confidential information (including formulations, ideas, research and development, know how, inventions, technology, formulas, compositions, manufacturing) and production processes and techniques, technical data, financial and marketing plans, customer and supplier lists and information, designs, drawings, plans, proposals and specifications; (E) computer software and systems (including source code, executable code, data, databases and related documentation), websites, URLs, email addresses and telephone numbers; (F) copies and tangible embodiments of any of the foregoing in whatever form or medium; and (G) any other proprietary and intellectual property rights.
“Intended Tax Treatment” has the meaning set forth in the preface above.
“Inventory” means the inventory of manufactured homes located at the Property, owned by Target and the Target Subsidiaries.
“Investor Letter” means the letter from Parent to the Target Shareholders regarding the Investor Questionnaire and the Registration Questionnaire, in the form attached hereto as Exhibit D.
“Investor Questionnaire” shall mean the investor questionnaire to be delivered by Target Shareholders, in the form attached as Attachment A to the Investor Letter.
“IRS” means the U.S. Internal Revenue Service.
“Knowledge” means actual knowledge of the specified Party, after reasonable investigation under the circumstances.
“Knowledge of Target” (or similar phrases) means the Knowledge of either of Kristian Jensen III or Alan Krieger.
“Known to Parent” (or similar phrases) means the Knowledge of either John McLaren or Anastasiya Short.
“Land” means, collectively, those parcels of real estate consisting of manufactured home communities set forth on Exhibit E attached to this Agreement, which real estate is more particularly described in Exhibit F attached to this Agreement; together with all right, title and interest, if any, of Target in and to any land lying in the bed of any street, road or avenue, open or proposed, in front of or adjoining such real estate to the center line thereof, all easements appurtenant to such real estate, including, but not limited to, privileges or rights of way over adjoining premises inuring to the benefit of such real estate, or the fee owner thereof, and all rights of use, air, mineral and subsurface rights, servitudes, licenses, tenements, hereditaments and appurtenances thereunto now or hereafter belonging.
“Law” means any statute, law, ordinance, regulation, rule, code, order, constitution, treaty, common law, judgment, ruling, charge, injunction decree, other requirement or rule of law of any Governmental Entity.
“Leases” means the Site Leases and Rental Home Leases, collectively.
“Losses” means losses, damages, liabilities, deficiencies, actions, judgments, interest, awards, penalties, fines, costs or expenses of whatever kind, including reasonable attorneys’ fees and the cost of enforcing any right to indemnification hereunder and the cost of pursuing any insurance providers (other than the insurer(s) providing the R&W Insurance Policy); provided, however, that “Losses” shall not include special, exemplary or punitive damages, except to the extent actually awarded to a Governmental Entity or other third party.
“Maryland Business Combination Act” means Sections 3-601 through 3-605 of the Maryland General Corporation Law.
“Material Adverse Effect” means any change, development, effect, event or state of facts which, individually or in the aggregate, has had or reasonably would be expected to (i) have a material adverse effect on the Property or the Business, taken as a whole, or (ii) materially delay or materially impede the ability of Target to consummate the transactions contemplated by this Agreement; provided that none of the following shall be deemed to constitute, and no changes, circumstances, developments, state of facts, events or effects resulting from or arising out of the following shall be taken into account in determining whether, a Material Adverse Effect has occurred, or may, would or could occur: (a) conditions affecting United States or foreign economic, financial, banking, currency or capital markets generally or any changes therein, (b) national or international political, industry or social conditions (including the engagement in hostilities or the occurrence of any national emergency or war or the occurrence of any military or terrorist attack or the disruption of financial, banking or securities markets (including any decline in the price of any security or any market index)), (c) changes in Law issued by any Governmental Entity, (d) the announcement of this Agreement or the transactions contemplated hereby, (e) the effect of any action or inaction taken by Parent or Merger Sub with respect to the transactions contemplated hereby, and (f) the performance by Target of any action, or the failure to take any action, in each case at Parent’s or Merger Sub’s request or pursuant to this Agreement; provided further that with respect to the conditions set forth in clauses (a) through (c), such changes, circumstances, events, conditions or effects do not disproportionately impact the Property or Business relative to other Persons who operate similar properties.
“Material Defects” means (a) a Material Title/Survey Defect or (b) a Material Zoning Defect.
“Material Title/Survey Defect” means an exception to title or an encroachment or other matter disclosed on the Survey of a Community which, in either case, (a) renders title to the applicable Community unmarketable or uninsurable, or (b) would not be acceptable to an experienced, reasonably prudent owner of manufactured housing communities because it prohibits or materially and adversely interferes with the use or operation (but expressly excluding the financing) of the applicable Community as currently improved, used and operated as a manufactured housing community and has (or compliance with which would have) an Impact on the affected Community.
“Material Zoning Defect” means an outstanding violation of current zoning laws or land use regulations applicable to any Community which would not be acceptable to an experienced, reasonably prudent owner of manufactured housing communities and which has (or compliance with which would have) an Impact on the affected Community; provided, however, that the existence of a lawful non-conforming use shall not be a Material Zoning Defect unless it results in the need to stop use for any reason other than an inability to rebuild as a result of casualty.
“Merger” has the meaning set forth in Section 2(a) below.
“Merger Party” has the meaning set forth in the preface above.
“Merger Sub” has the meaning set forth in the preface above.

“New Hampshire Affidavit” means, with respect to each Silent Community, the affidavit in the form for such Silent Community attached hereto as Exhibit G.
“New Hampshire Community” means each Community to the extent it is a “manufactured housing park” as defined in clause II of Section 205A:I of the New Hampshire Statute.
“New Hampshire Indemnity Amount” means, with respect to each Notice Community, an amount equal to the product of (a) the applicable Notice Community Value, multiplied by (b) ten percent (10%).
“New Hampshire Indemnity Escrow Amount” means the aggregate amount of all New Hampshire Indemnity Amounts.
“New Hampshire Indemnity Fund” means the New Hampshire Indemnity Escrow Amount, including any interest or other amounts earned thereon, and less any disbursements therefrom, in accordance with the Escrow Agreement.
“New Hampshire Notice” means, with respect to each New Hampshire Community, the notice in the form attached hereto as Exhibit H.
“New Hampshire Notice Period” means, with respect to each New Hampshire Community, the sixty-five (65) day period following the date on which Target sends the New Hampshire Notice to the New Hampshire Recipients with respect to such New Hampshire Community.
“New Hampshire Offer” means with respect to each New Hampshire Community, an offer (as such term is used in Clause I(b) of Section 205-A:21 of the New Hampshire Statute) from the tenants or tenant’s association (as such terms are used in Clause I(b) of Section 205-A:21 of the New Hampshire Statute) of such New Hampshire Community received by Target during the applicable New Hampshire Notice Period.
“New Hampshire Recipient” means with respect a New Hampshire Community, (i) each tenant of such New Hampshire Community and (ii) the New Hampshire Housing Finance Authority, in each case to whom a notice is to be sent pursuant to clause I of Section 205-A:21 of the New Hampshire Statute.
“New Hampshire Statute” means N.H. Rev. Stat. §205, as amended.
“New Hampshire Statutory Claim” means a written claim asserted prior to March 1, 2021 by any tenant of a Notice Community against Surviving Entity seeking recovery of the New Hampshire Statutory Penalty as to such Notice Community.
“New Hampshire Statutory Expenses” means, after the applicable Buyer Indemnified Party has taken all commercially reasonable steps to mitigate its Losses, the New Hampshire Statutory Penalty paid or payable by Surviving Entity or Parent with respect to, and any and all reasonable fees, expenses and other costs incurred by Surviving Entity or Parent in connection with the defense of, the applicable New Hampshire Statutory Claim; provided, however, that, for avoidance of doubt, such term shall not include any New Hampshire Statutory Penalty or such fees, expenses and costs to the extent based upon, arising out of, or attributable to Parent’s or Surviving Entity’s willful failure to comply with Section 205-A:21 of the New Hampshire Statute as to the applicable Notice Community after the Closing.
“New Hampshire Statutory Penalty” means the penalty (or any payments made in compromise or settlement of such penalty) provided for in Section 205-A:22 of the New Hampshire Statute for Target’s alleged willful failure to comply with Section 205-A:21 of the New Hampshire Statute prior to or as of the consummation of the Merger; provided, however, that, for avoidance of doubt, such term shall not apply to any such willful failure by Parent or Merger Sub after the Closing.
“New Jersey Statute” means N.J.S.A. §46:8C, as amended.
“New York Statute” means N.Y. Real Prop. Law § 233.
“Non-Compete Agreements” is defined in Section 6(b)(xv) below.
“Notice Community” means each New Hampshire Community for which Target has received a New Hampshire Offer.
“Notice Community Value” means with respect to each Notice Community, the amount set forth opposite the name of each New Hampshire Community set forth Exhibit I hereto.
“OFAC” has the meaning set forth in the definition of “Prohibited Person” below.
“Ordinary Course of Business” means the ordinary course of business of Target and the Target Subsidiaries taken as a whole consistent with past custom and practice (including with respect to quantity and frequency).
“Outside Closing Date” has the meaning set forth in Section 7(a)(iv) below.
“Overall Cap” has the meaning set forth in Section 12(d)(i)(B) below.
“Parent” has the meaning set forth in the preface above.
“Parent General Representations” means a representation or warranty set forth in Section 4 below, other than the Parent Fundamental Representations.
“Parent Fundamental Representations” means those representations and warranties set forth in Section 4(a), Section 4(b), Section 4(c), Section 4(e), Section 4(h) and Section 4(i).
“Parent Share” means any share of the common stock, $0.01 par value per share of Parent.
“Party” has the meaning set forth in the preface above.
“Per Share Merger Consideration” has the meaning set forth in Section 2(d)(iv)(A) below.
“Permitted Advisors” has the meaning set forth in Section 13(a) below.
“Permitted Exceptions” means (i) interests of tenants under the Leases to the extent set forth and described in the Rent Roll; (ii) matters created by, or with the written consent of, Merger Sub or Parent; (iii) all presently existing liens for unpaid real estate taxes and assessments for public improvements subject to adjustment in accordance with the terms hereof; and (iv) all easements, restrictions, reservations, covenants, Encumbrances, encroachments, liens and other matters disclosed in the Title Commitment and the Survey that Merger Sub approves (or is deemed to approve) pursuant to Merger Sub’s title and review process set forth in Section 8(a) below.

“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, any other business entity, or a Governmental Entity (or any department, agency, or political subdivision thereof).
“Personal Property” means all stock material inventory (but for avoidance of doubt excludes Inventory), furniture, furnishings, fixtures, equipment, machinery, maintenance vehicles and equipment, tools, parts, recreational equipment, carpeting, window treatments, office supplies and equipment and other tangible personal property of every kind and description situated in, on, over or under the Land, or used in connection therewith, in each case that are owned by Target or any of the Target Subsidiaries, together with all replacements and substitutions therefor.
“Post-Closing Employment” means immediately following the Closing, continuing to perform the same or comparable job functions at or with respect to the Property of the Surviving Entity, as were performed by the applicable Target and Target Subsidiary employee immediately prior to the Closing, with compensation and benefits that are comparable in the aggregate to those they were eligible to receive immediately prior to the Closing, in each case, whether the actual employer, or any Person paying such employee’s salary, wages and benefits, is the Surviving Entity, Parent or another Affiliate of Parent and receiving credit for all service with Target for purposes of the Surviving Entity’s, Parent’s or such Affiliate’s benefit plans and policies.

“Post-Closing Escrow Accounts” means the accounts established by the Escrow Agent under the Escrow Agreement to hold and disburse the Post-Closing Escrow Amount in accordance with this Agreement and the Escrow Agreement.

“Post Closing Escrow Amount” means the sum of the Closing Prorations Escrow Amount, the Retention Escrow Amount, the Indemnification Escrow Amount, the New Hampshire Indemnity Escrow Amount and the Environmental Escrow Amount.

“Pre-Closing Dividend” means a dividend declared and paid by Target to the Target Shareholders prior to the Closing in an amount not less than the Pre-Closing Dividend Amount, which Pre-Closing Dividend shall be delivered to the Escrow Agent to be held for the benefit of Target prior to Closing, provided, however, that immediately prior to the Effective Time such funds will be held for the benefit of the Closing Target Shareholders, and disbursed from the Pre-Closing Escrow Account as provided herein and in the Escrow Agreement and, provided further that in the event that the Merger is not consummated, returned to the Third Party Lender.

“Pre-Closing Dividend Amount” means the sum of (a) the Accumulated Earnings and Profits Amount plus (B) the Current Earnings and Profits Amount determined as of the Closing Date.
“Pre-Closing Dividend Distribution Date” means the fiftieth (50th) day following the Closing Date.
“Pre-Closing Dividend Financing” means any financing obtained by Target, as described in Section 5(p), the proceeds of which are used to fund the Pre-Closing Dividend.
“Pre-Closing Dividend Financing Costs” means all costs, fees and expenses incurred by Target in connection with the Pre-Closing Dividend Financing, including, without limitation, all of Target’s legal fees (for clarity, excluding any legal fees of Parent’s and Merger Sub’s counsel), all commitment fees, and, to the extent provided in the Commitment Letter, the costs, fees and expenses (including, without limitation, legal fees and expenses) of the Third Party Lender providing the Pre-Closing Dividend Financing.
“Pre-Closing Dividend Financing Proceeds” has the meaning set forth in Section 5(p)(v) below.

“Pre-Closing Escrow Account” means the account established by the Escrow Agent under the Escrow Agreement to hold and disburse the Pre-Closing Escrow Amount in accordance with the Escrow Agreement.

“Pre-Closing Escrow Amount” means the Pre-Closing Dividend Financing Proceeds disbursed to the Escrow Agent to be held in, and disbursed from, the Pre-Closing Escrow Account, and including any interest or other amounts earned thereon, and less any disbursements therefrom, in accordance with this Agreement and the Escrow Agreement.
“Pre-Closing Tax Period” means a taxable period ending on or before the Closing Date and the portion of any Straddle Period that ends on the end of the Closing Date.
“Proceeding” means any suit, action, claim, proceeding, arbitration, mediation, audit, or hearing (in each case, whether civil, criminal or administrative) commenced, brought, conducted, or heard by or before, or otherwise involving, any Governmental Entity.
“Prohibited Person” means any of the following: (1) a person or entity that is listed in the Annex to, or is otherwise subject to the provisions of, Executive Order No. 13224 on Terrorist Financing (effective September 24, 2001) (the “Executive Order”); (2) a person or entity owned or controlled by, or acting for or on behalf of any person or entity that is listed in the Annex to, or is otherwise subject to the provisions of, the Executive Order; (3) a person or entity that is listed as a “specially designated national” or “blocked person” on the most current list published by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) at its official website www.treas.gov/office/enforcement/ofac; (4) a person or entity that is otherwise the target of any economic sanctions program currently administered by OFAC; or (5) a person or entity that is affiliated with any person or entity identified in subclauses (1), (2), (3) and/or (4) above.
“Project Contracts” means all of the equipment leases, service, utility, supply, maintenance, concession, and employment contracts, agreements, and other continuing contractual obligations affecting the ownership or operation of the Property.
“Property” means, collectively, (i) the Land and (ii) all Improvements, Intangible Property, and Personal Property related to the Land.
“Proration Statement” has the meaning set forth in Section 9(a)(i).
“Public Filings” means the reports, schedules, forms, statements and other documents required to be filed by Parent with the SEC pursuant to the registration requirements of the Securities Act or the reporting requirements of the Securities Exchange Act, including pursuant to Section 13(a) or 15(d) thereof, including the exhibits thereto and the documents incorporated by reference therein.
“Purchase Price” means an amount equal to (i) the Improved Land Price; plus (ii) the Expansion Land Price.
“R&W Insurance Policy” means the buyer-side representation and warranty insurance policy to be issued by AIG Specialty Insurance Company in the form to be issued pursuant to, and attached to, the binder set forth in Exhibit J.
“Redemption Agreement” means any agreement under which Target has redeemed any of its equity securities, including without limitation, any Uniform Stockholder Agreement or any Restated Uniform Stockholder Agreement between Target and any of its current or former shareholders, in each case as amended or restated from time to time.

“Registration Questionnaire” shall mean the registration questionnaire to be delivered by Target Shareholders, in the form attached as Attachment B to the Investor Letter.
“Release” means any actual release, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, depositing, escaping, leaching, dumping, abandonment, or disposing or allowing to escape or migrate into or through the environment in violation of, or giving rise to liability under Environmental Law.
“Removable Liens” has the meaning set forth in Section 8(a)(iii) below.
“Rent Roll” means a list of the Site Leases, including each tenant’s name, a description of the space leased, the term of each Site Lease, the amount of rent due, and the amount of any security deposit paid.
“Rental Home Lease Schedule” has the meaning set forth in Section 3(o) below.
“Rental Home Leases” means all leases, occupancy agreements or other similar agreements relating to the lease or license of a manufactured home, home, or duplex by Target or any Target Subsidiary to any other Person.
“Rents” has the meaning set forth in Section 9(a)(i)(B) below.
“Representative Agreements” has the meaning set forth in Section 9(c)(i).
“Requisite Target Vote” has the meaning set forth in Section 3(c)(i) below.
“Retention Escrow Fund” means the Retention Escrow Amount, including any interest or other amounts earned thereon, and less any disbursements therefrom, in accordance with the Escrow Agreement.
“RWI Policy Limit” means Fifteen Million Dollars ($15,000,000.00).
“Schedule Supplement” has the meaning set forth in Section 5(l) below.
“SEC” means the Securities and Exchange Commission.
“Securities Act” means the Securities Act of 1933, as amended.
“Securities Exchange Act” means the Securities Exchange Act of 1934, as amended.
“Shareholder Representative” has the meaning set forth in the preface above and any successor thereto as provided in Section 9(c)(iv).
“Shareholder Representative Expense Amount” has the meaning set forth in Section 2(c)(v) below.
“Shareholder Representative Expense Account” means the account or accounts maintained and used by the Shareholder Representative for funds received and expended in its capacity as Shareholder Representative.
“Shareholder Representative Expense Fund” means the Shareholder Representative Expense Amount, including any interest or other amounts earned thereon, and less any disbursements therefrom, to be held for the purpose of funding any expenses of Shareholder Representative arising in connection with the administration of Shareholder Representative’s duties in this Agreement after the Effective Time.

“Silent Community” means each New Hampshire Community, other than the Notice Communities.
“Site Leases” means all leases, occupancy agreements or other similar agreements affecting the Land or any part thereof.
“Special Representations” means (a) the representations and warranties set forth in Section 3(e) and (b) the representation and warranties of Target set forth in Sections 3(c)(iii), 3(d), 3(n), 3(ff) and 3(gg), in each case, solely to the extent such representation and warranty relates to, is deemed to relate to or otherwise constitutes a representation or warranty as to Target’s compliance with, the New Hampshire Statute.
“Straddle Period” means a taxable period that includes (but does not end on) the Closing Date.
“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, association, or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person, or a combination thereof, or (ii) if a limited liability company, partnership, association or other business entity (other than a corporation), a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof and for this purpose, a Person or Persons own a majority ownership interest in such a business entity (other than a corporation) if such Person or Persons shall be allocated a majority of such business entity’s gains or losses or shall be or control any managing director or general partner of such business entity (other than a corporation). The term “Subsidiary,” with respect to a Person, shall also include all Subsidiaries of such Person’s Subsidiaries.
“Survey” has the meaning set forth in Section 8(a)(ii) below.
“Survival Period” means the period ending on March 1, 2021; provided, however, in the event Parent notifies Target (or the Shareholder Representative, as applicable) in writing of a claim hereunder prior to the end of the Survival Period, the Survival Period shall be extended with respect to such claim until the resolution thereof in accordance with this Agreement.
“Surviving Entity” has the meaning set forth in Section 2(a) below.
“Target” has the meaning set forth in the preface above.
“Target Identified Account Listing” means the listing of certain subaccounts used in the preparation of the Target’s financial statements, which is attached hereto as Exhibit 9(a).
“Target Indemnifying Parties” means the Distribution Shareholders.
“Target Indemnified Parties” means (i) the Distribution Shareholders; (ii) the directors, officers, partners, agents, employees of the Target and the members, managers or officers of any Target Subsidiary, in each case, in such Person’s capacity as such, (iii) the Shareholder Representative; and (iv) the heirs, administrators, personal representatives, successors and assigns of each of the foregoing.
“Target Intellectual Property” means all Intellectual Property owned, licensed, used or held for use by Target or the Target Subsidiaries, along with all income, royalties, damages and payments due or payable to Target or the Target Subsidiaries as of the Closing Date or thereafter, including damages and payments for past, present or future infringements, dilutions or misappropriations thereof, or other conflicts therewith, the right to sue and recover for past, present or future infringements, dilutions or misappropriations thereof, or other conflicts therewith, and all corresponding rights (including rights of priority) that, now or hereafter, may be secured throughout the world.
“Target Share” means any share of the common stock, $2.50 par value per share, of Target.
“Target Shareholder” means a record owner of Target Shares, provided, however, that immediately prior to the Effective Time and thereafter “Target Shareholder” shall mean a Distribution Shareholder.
“Target Shareholder Consent Deadline” has the meaning set forth in Section 5(f)(i) below.
“Target Subsidiaries” means, collectively, Jensen’s Cherrywood Community, LLC, a New York limited liability company; Jensen’s Crossroads, LLC, a South Carolina limited liability company; and Jensen’s Southside Landing, LLC, a Maryland limited liability company and “Target Subsidiary” means any of the Target Subsidiaries.
“Target’s Account” means Target’s bank accounts which, by operation of the Merger have become bank accounts of the Surviving Entity, but which Surviving Entity shall continue under the control of one or more of the Transitional Employees (but, for avoidance of doubt, at the direction of Surviving Entity).
“Tax” means any federal, state, local or foreign taxes, charges, fees, imposts, levies or other assessments, or assessments by any Governmental Entity, including all net income, income, gross receipts, franchise, estimated, alternative minimum, add on minimum, sales, use, transfer, registration, employment, profits, escheat, abandoned or unclaimed property, value added, excise, natural resources, severance, stamp, occupation, premium, windfall profit, environmental, customs, duties, real property, personal property, capital stock, social security (or similar), unemployment, disability, payroll, license, employee or other withholding, or other tax, of any kind whatsoever, including any interest, penalties or additions to tax thereto excluding transfer, conveyance and controlling interest transfer taxes.
“Tax Clearance Certificates” has the meaning set forth in Section 5(o)(ii) below.
“Tax Returns” means returns, declarations, reports, claims for refund, elections, information returns or other documents (including any related or supporting schedules, supplements, statements or information or amendments) filed or required to be filed with any Governmental Entity in connection with the determination, assessment, reassessment, imposition or collection of any Taxes of any party or the administration of any Laws, regulations or administrative requirements relating to any Taxes.
“Tax Statement” has the meaning set forth in Section 10(b) below.
“Tenant Rights Statutes” means the New Jersey Statute, the New York Statute, and any other Law which requires Target or a Target Subsidiary to notify the tenants of any Community, or the Community’s homeowners association, of the transaction contemplated herein, or provide such tenants or homeowners association with any right or opportunity to negotiate or purchase any such Community.
“Terminated Employees” means those Target and Target Subsidiary employees identified as such on Exhibit 5(i) and who are informed in advance of Closing that they will not have Post-Closing Employment.
“Title Commitment” has the meaning set forth in Section 8(a)(i) below.

“Title Company” means Amrock Inc., acting as agent for a nationally recognized title insurance company reasonably acceptable to Parent.
“Title Documents” has the meaning set forth in Section 8(a)(i) below.
“Title Policy” means, collectively, one or more owner’s policies of title insurance in the full amount of the Purchase Price that insures Target holds marketable and insurable title in the Property and is issued pursuant to the Title Commitment without the “standard exceptions” and subject only to the Permitted Exceptions. The Title Policy shall contain an ALTA Form 3.1 zoning endorsement (including coverage as to parking), a non-imputation endorsement and such additional endorsements as Merger Sub shall reasonably request.
“Total Retention Amount” means, at any time prior to the first anniversary of the Closing Date, $3,430,000.00 and, to the extent the then remaining retention under the R&W Insurance Policy is greater than $1,715,000.00 on the first anniversary of the Closing Date, at any time on or after the first anniversary of the Closing Date, $1,715,000.00.
“Transaction Agreements” means this Agreement and any other agreements, documents, certificates and instruments delivered to Target, the Shareholder Representative, the Target Shareholders or to Parent, Merger Sub and, after the Closing, to the Surviving Entity in connection with the transactions contemplated under this Agreement, including, without limitation, the Escrow Agreement, the Non-Compete Agreement, the Investor Letters, the Investor Questionnaire, the Registration Questionnaire and the Registration Rights Agreement.
“Transaction Expenses” means all fees and expenses incurred by Target and the Target Subsidiaries, at or prior to the Closing in connection with the preparation, negotiation and execution of this Agreement and the other Transaction Agreements, and the performance and consummation of the Merger and the other transactions contemplated hereby and thereby; including, without limitation: all legal and accounting fees; all consulting fees; all costs related to the D&O Tail Policy; all Severance Payments accrued through the Closing Date (except to the extent provided for or adjusted in Section 5(i)); all closing costs Target is required to pay pursuant to Section 9(b); and the Pre-Closing Dividend Financing Costs.
“Transaction Expenses Amount” has the meaning set forth in Section 2(c)(vii) below.
“Transitional Employees” means those Target employees identified as such on Exhibit 5(i) who will have Post-Closing Employment for a limited period of time following the Closing in order to support the transition of Target’s business to Merger Sub.
“Treasury Regulations” means the Federal tax regulations promulgated by the U.S. Internal Revenue Service in Chapter 26 of the Code of Federal Regulations.
“United States” and “U.S.” means the United States of America.
“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988, as amended and any comparable or analogous State law.
Section 2.    Basic Transaction.
(a)    The Merger. On and subject to the terms and conditions of this Agreement, Target will merge with and into Merger Sub (the “Merger”) at the Effective Time. Merger Sub shall survive the

Merger (the “Surviving Entity”). Following the Closing, Parent will contribute all of its equity interests in the Surviving Entity to Sun Communities Operating Limited Partnership, a Michigan limited partnership (“SCOLP”) of which Parent is the sole general partner and owns more than ninety percent (90%) of the equity interests (the “Drop Down”).
(b)    The Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place via phone, e-mail or fax not more than two (2) Business Days after all conditions to Closing set forth in Section 6 have been satisfied (and for avoidance of doubt, prior to the Effective Time, as provided in Section 2(d)(i)); or such other date as the Parties may mutually determine (the “Closing Date”).
(c)    Actions at the Closing. At or prior to the Closing:
(i)    Target will deliver to Merger Sub the various certificates, instruments and documents that Target is obligated to deliver hereunder, duly executed by all Parties thereto;
(ii)    Merger Sub will deliver to Target the various certificates, instruments and documents that Merger Sub is obligated to deliver hereunder, duly executed by all Parties thereto;
(iii)    [Intentionally omitted];
(iv)    The Shareholder Representative and the Target shall issue instructions to the Escrow Agent to cause the Escrow Agent to disburse the Post-Closing Escrow Amount from the Pre-Closing Escrow Account into the Post-Closing Escrow Accounts, and the Escrow Agent shall so disburse the Post-Closing Escrow Amount, for application as follows:
(A)    $1,000,000.00 (the “Closing Prorations Escrow Amount”) to be held and disbursed in accordance with the Escrow Agreement and this Agreement;
(B)    $2,572,500.00 (the “Retention Escrow Amount”) to be held and disbursed in accordance with the Escrow Agreement and this Agreement;
(C)     $5,000,000.00 (the “Indemnification Escrow Amount”), to be held and disbursed in accordance with the Escrow Agreement and this Agreement;
(D)    an amount equal to the New Hampshire Indemnity Escrow Amount, to be held and disbursed in accordance with the Escrow Agreement and this Agreement;
(E)     an amount equal to the Environmental Escrow Amount, to be held and disbursed in accordance with the Escrow Agreement and this Agreement, including the attached Exhibit P; and
(F)    The remaining funds in the Pre-Closing Escrow Account after funding of the Post-Closing Escrow Amount shall remain in such account until disbursed in accordance with Section 2(i).
(v)    Parent will deliver to the Shareholder Representative on behalf of the Target Shareholders (other than those whose Target Shares are converted, subject to the provisions of Section 2(h)(iii), into the right described in Section 2(h)(ii)), by wire transfer of immediately available funds, $1,000,000.00 (the “Shareholder Representative Expense Amount”);
(vi)    Parent will deliver to holders of outstanding Indebtedness (other than the Pre-Closing Dividend Financing), if any, by wire transfer of immediately available funds, that amount of money due and owing from Target to each such holder of outstanding Indebtedness (collectively, the “Debt Payoff Amount”);
(vii)    Parent will deliver to third parties, by wire transfer of immediately available funds, that amount of money due and owing from Target to each such third party as Transaction Expenses (the “Transaction Expenses Amount”);
(viii)    [Intentionally omitted]
(ix)    Parent will deliver to the Exchange Agent, in the manner provided below in this Section 2:
(A)    the certificate(s) evidencing the Parent Shares issued in the Merger, and
(B)    by wire transfer of immediately available funds, an amount equal to the Closing Cash Merger Consideration.
(x)    Target shall deliver to Shareholder Representative, Merger Sub, Exchange Agent and Escrow Agent a written statement setting forth a listing of the name and most recent mailing address of each Target Shareholder (and the number of Target Shares held by such Target Shareholder) who, immediately prior to the Effective Time, is a Dissenting Shareholder (the “Dissenting Shareholder Listing”) or, if none, a written statement that immediately prior to the Effective Time, there are no Dissenting Shareholders (the “No Dissenting Shareholder Statement”).
(d)    Effect of Merger.
(i)    General. The Merger shall be effective at the time specified in the Certificates of Merger (the “Effective Time”), whereupon the separate existence of Target shall cease and Merger Sub shall be the Surviving Entity. The Merger shall have the effects set forth in the Connecticut Corporate Laws and the Delaware Act. The Surviving Entity may, at any time after the Effective Time, take any action (including executing and delivering any document) in the name and on behalf of either Merger Sub or Target to carry out and effectuate the transactions contemplated by this Agreement.
(ii)    Certificate of Formation. The certificate of formation of Merger Sub in effect at and as of the Effective Time will remain the certificate of formation of Surviving Entity without any modification or amendment in the Merger.
(iii)    Operating Agreement. The operating agreement of Merger Sub in effect at and as of the Effective Time will remain the operating agreement of Surviving Entity without any modification or amendment in the Merger.

(iv)    Receipt of Merger Consideration.
(A)    Except as provided in Section 2(h)(ii), each Target Share, at and as of the Effective Time, by virtue of the Merger, and without any action on the part of the holders thereof, shall be converted into the right to receive the Per Share Merger Consideration. When used herein, “Per Share Merger Consideration” means:
a.    a number of Parent Shares equal to (i) the Aggregate Parent Merger Shares, divided by (ii) the total number of outstanding Target Shares (the ratio of Parent Shares to Target Shares, as obtained in accordance with the foregoing formula, is referred to herein as the “Conversion Ratio”); provided, however, that the Conversion Ratio shall be subject to equitable adjustment in the event of any stock split, stock dividend, reverse stock split, or other similar fundamental change in the number of Target Shares or Parent Shares outstanding; and
b.    that amount of cash equal to (i) the Closing Cash Merger Consideration divided by (ii) the total number of outstanding Target Shares.
When used herein, the “Closing Aggregate Merger Consideration” means Per Share Merger Consideration times the total number of outstanding Target Shares. All Escrowed Funds will be distributed in accordance with this Agreement and the Escrow Agreement.
(B)    At the Effective Time, no Target Share shall be deemed to be outstanding and no Target Shares shall have any rights other than those set forth in this Section 2(d)(iv) and in Section 2(h).
(v)    Merger Sub Membership Interests. The membership interests of Merger Sub held by Parent immediately after Closing shall be the sole equity interest in the Surviving Entity.
(e)    Payment Procedure.
(i)    After the Effective Time, Parent will (A) furnish to the Exchange Agent the Closing Cash Merger Consideration and a stock certificate (issued in the name of the Exchange Agent or its nominee) representing the Aggregate Parent Merger Shares to be issued in the Merger, in each case, including that portion attributable to any Dissenting Shareholders; and (B) cause the Exchange Agent to mail a letter of transmittal (with instructions for its use), in the form attached as Exhibit 2(e)(i) (the “Transmittal Letter”), to each Target Shareholder (including Dissenting Shareholders) of record for such holder to use in surrendering the certificates that represented his, her or its Target Shares in exchange for a pro rata portion of the Closing Aggregate Merger Consideration consisting of cash and a certificate representing the number of Parent Shares to which he, she or it is entitled pursuant to Section 2(d)(iv). Notwithstanding that a portion of the Purchase Price will not be distributed at Closing, in the form of the Escrowed Funds, each such Target Shareholder must surrender all certificates representing all Target Shares held by such Target Shareholder together with its executed Transmittal Letter in order to receive his, her or its pro rata share of the Closing Aggregate Merger Consideration. The Exchange Agent shall upon written request provide copies of each Transmittal Letter so received to the Shareholder Representative.
(ii)    Until so surrendered (with such Transmittal Letter), each Target Share (other than those described in Section 2(h)(ii)) shall represent solely the right to receive the Per Share Merger Consideration hereunder, into which such Target Share shall have been converted pursuant to Section 2(d)(iv) or Section 2(h)(iii). Upon receipt by the Exchange Agent and issuance of Parent Shares to such Target Shareholder as provided herein, any certificates for Target Shares so surrendered shall be cancelled.
(iii)    Neither Merger Sub nor Parent will pay any dividend or make any distribution on Parent Shares to any record holder of outstanding Target Shares until the holder so surrenders for exchange his, her or its certificates that represented Target Shares, provided, however that such dividend or distribution shall be paid over to the Exchange Agent for the benefit of the applicable Target Shareholders for distribution upon exchange as provided herein. In the event that any Target Shares are not so surrendered, the holder of such outstanding Target Shares will not be entitled to any interest or earnings on the dividend or distribution with respect thereto (or any dividend or distribution made in connection therewith).
(iv)    Parent may cause the Exchange Agent to return to Parent any such Parent Shares, and any dividends and distributions thereon, remaining unclaimed one hundred and eighty (180) days after the Effective Time. Upon receipt, Parent shall hold such remaining Parent Shares for the benefit of the applicable Target Shareholders; provided, however, that Parent shall not be liable to any Target Shareholder in respect of any such Parent Shares delivered to a public official as required by and pursuant to any applicable abandoned property, escheat or similar Law.
(v)    Notwithstanding the foregoing, if any Target Share certificate shall have been lost, stolen or destroyed, then, upon the making of an affidavit of such fact by the Person claiming such certificate to be lost, stolen or destroyed, and the providing of an indemnity by such Person, substantially in form attached hereto as Exhibit 2(e)(v),against any claim that may be made against it with respect to such certificate, the Exchange Agent shall issue, in exchange for such lost, stolen or destroyed Target Share certificate, the Per Share Merger Consideration to be paid in respect of the Target Share represented by such certificate, in the amounts, at the times, and in the manner contemplated by this Section 2(e).
(vi)    Parent shall pay all charges and expenses of the Exchange Agent.
(vii)    Each of Parent, Merger Sub and the Exchange Agent (without duplication) shall be entitled to deduct and withhold from the Per Share Merger Consideration, otherwise payable to any holder of Target Shares pursuant to this Agreement, such amounts as may be required to be deducted and withheld with respect to the making of such payment under applicable Tax Law; provided, however, prior to making any such deduction or withholding, the applicable withholding agent shall provide notice to the affected recipient of the amounts subject to withholding and a reasonable opportunity for such recipient to provide forms or other evidence that would exempt such amounts from withholding tax. To the extent that amounts are so required under applicable Tax Law to be deducted or withheld from the payment of Per Share Merger Consideration to a Target Shareholder, each of Parent, Merger Sub and the Exchange Agent (and any other Person that has a withholding obligation pursuant to this Agreement, without duplication) is hereby authorized to sell whole shares of Parent Shares comprising such portion of the Per Share Merger Consideration otherwise payable to the Target Shareholder as is necessary to provide sufficient funds to Parent, Merger Sub or the Exchange Agent (or any such other Person that has a withholding obligation pursuant to this Agreement), as the case may be, to enable it to comply with such deduction or withholding requirement, and Parent, Merger Sub or the Exchange Agent (or any such other Person that has a withholding obligation pursuant to this Agreement) shall notify such holder of such sale and (x) remit the applicable portion of the net proceeds of such sale to the appropriate taxing authority and (y) remit the remaining net proceeds of such sale (after deduction for the amounts described in clause (x)) in accordance with the terms of this Agreement. Amounts so withheld and timely and properly paid over to the appropriate taxing authority shall be treated for all purposes of this Agreement as having been paid to the holder of Target Shares in respect of which such deduction or withholding was made.
(f)    Closing of Transfer Records. After the close of business on the Closing Date, transfers of Target Shares outstanding prior to the Effective Time shall not be made on the stock transfer books of Surviving Entity.
(g)    Allocation of Purchase Price. For purposes of determining the amount of the New Hampshire Indemnity Escrow Fund, amounts payable with respect to controlling interest transfer taxes and Title Policy amounts, the Parties agree that the Purchase Price shall be allocated (i) among the Communities comprising the Property, and (ii) between the Improved Land and the Expansion Land, in each case, as set forth on the attached Exhibit 2(g).
(h)    Appraisal Rights.
(i)    Any Target Shareholder who wishes to exercise its dissenter’s or appraisal rights under the Dissenter’s Rights Statute shall initiate such exercise by (A) prior to the Target Shareholder vote on the Merger, giving written notice to the Target in accordance with the Dissenter’s Rights Statute of such Target Shareholder’s intent to assert dissenter’s or appraisal rights under the Dissenter’s Rights Statute if the Merger is consummated; and (B) not voting or permitting to be voted such Target Shareholder’s Target Shares in favor of or approving the Merger (each Target Shareholder who so initiates the exercise of such rights, being a “Dissenting Shareholder”).
(ii)    The Target Shares held by any Dissenting Shareholder, at and as of the Effective Time, by virtue of the Merger, and without any action on the part of the holder thereof, shall be converted into the right to receive the Per Share Merger Consideration as set forth in Section 2(d)(iv)(A); provided, however, that such Target Shares shall only represent the right to receive a cash payment in the amount of the Fair Value of such Target Shares, plus interest, as provided by the Dissenter’s Rights Statute, if, and only if:
(A)    after the Closing, such Dissenting Shareholder takes all necessary actions required under the Dissenter’s Rights Statute to properly perfect the exercise of its dissenter’s or appraisal rights under the Dissenter’s Rights Statute, including without limitation, properly completing the form as required by the Dissenter’s Rights Statute sent by the Surviving Entity with the Appraisal Notice, and timely delivering such form as directed in the Appraisal Notice to the Surviving Entity together with the certificates representing such Dissenting Shareholder’s Target Shares by the Return Date (as defined in Section 5(g)) set forth in the Appraisal Notice; and
(B)    such Dissenting Shareholder has not withdrawn the exercise of such rights by written notice to the Surviving Entity and the Exchange Agent on or before the Return Date.
(iii)    The provisions of Section 2(h)(ii) notwithstanding, the Target Shares held by any Dissenting Shareholder shall in no event represent the right to receive a cash payment in the amount of the Fair Value of such Target Shares, plus interest, as provided by the Dissenter’s Rights Statute and shall continue to represent the right to receive the Per Share Merger Consideration if:
(A)    as of the Return Date, such Dissenting Shareholder fails to take all actions described in clause (A) of Section 2(h)(ii) or;
(B)    on or before the Return Date, the Dissenting Shareholder has withdrawn the exercise of such rights as described in clause (B) of Section 2(h)(ii).

(iv)    The Target Shares held by a Dissenting Shareholder that pursuant to the provisions of Section 2(h)(ii) represent the right to receive a cash payment in the amount of the Fair Value of thereof, plus interest, as provided by the Dissenter’s Rights Statute are referred to herein as such Dissenting Shareholder’s “Dissenter’s Shares”.
(v)    In the event that the Requisite Target Vote approving the Merger is obtained, then:
(A)    prior to the Closing, Target shall comply in all respects with all applicable provisions of the Dissenter’s Rights Statute;
(B)    at the Closing, for avoidance of doubt, Parent shall deliver to the Exchange Agent the aggregate Per Share Merger Consideration for all Target Shares held by the Dissenting Shareholders;
(C)    following the Closing, Surviving Entity shall comply in all respects with all applicable provisions of the Dissenter’s Rights Statute, including, if applicable, sending to each Dissenting Shareholder the Appraisal Notice and required form pursuant to the Dissenter’s Rights Statute and, if applicable, cash payment of the Fair Value of the Dissenting Shareholder’s Dissenter’s Shares plus interest; and
(D)    As promptly as reasonably practical, but in no event later than the third Business Day following the Return Date, the Surviving Entity shall provide to the Exchange Agent, Escrow Agent and Shareholder Representative a listing of Dissenting Shareholders whose Target Shares have been converted to the right to receive a cash payment in the amount of the Fair Value of such shares, plus interest, as provided by the Dissenter’s Rights Statute, pursuant to Section 2(h)(ii) and the number of Dissenter’s Shares so held by each such Dissenting Shareholder (the “Perfected Dissenting Shareholder Listing” and each such Dissenting Shareholder on such list being a “Perfected Dissenting Shareholder”) or, if none, a written statement that as of and at the Return Date, there are no Dissenting Shareholders whose Target Shares have been converted to such right (the “No Perfected Dissenting Shareholder Statement”) and shall direct the Exchange Agent to return (and the Exchange Agent shall so return) to the Parent the aggregate Per Share Merger Consideration received from the Parent with respect to any such Dissenter’s Shares.

(E)     Surviving Entity shall not permit or consent to the withdrawal by a Perfected Dissenting Shareholder of its appraisal rights under the Dissenting Right’s Statute following the Return Date.

(vi)    Target shall bear any reasonable costs and expenses incurred by Parent, Surviving Entity, or Target in connection with complying with the Dissenter’s Rights Statute, including reasonable attorneys’ fees, costs and expenses to the extent assessed against the Surviving Entity, and also including any amounts by which the Fair Value of a Perfected Dissenting Shareholder’s Dissenter’s Shares, as determined, settled or otherwise agreed to, consistent with the Dissenter’s Rights Statute and paid to such Perfected Dissenting Shareholders exceeds the aggregate Per Share Merger Consideration which would have been paid to such Perfected Dissenting Shareholders for their Target Shares had such Perfected Dissenting Shareholders not exercised their rights under the Dissenter’s Rights Statute, which fees, costs, expenses and amounts, if not otherwise paid by Target prior to the Closing, shall be payable solely from the Indemnification Escrow Fund to the extent thereof in accordance with the Escrow Agreement (and the Buyer Indemnified Parties shall have no recourse against the Target Indemnifying Parties beyond the Indemnification Escrow Fund for any such liability). The provisions of the foregoing sentence notwithstanding, in the event that aggregate Per Share Merger Consideration which would have been paid to such Perfected Dissenting Shareholders in respect of their Target Shares had they not exercised their rights under the Dissenter’s Rights Statute exceeds the aggregate Fair Value of such Perfected Dissenting Shareholders’ Dissenter’s Shares paid to such Perfected Dissenting Shareholders, Parent shall within five (5) Business Days of the last payment of such Fair Value, pay the amount of such excess to the Exchange Agent for distribution to the Distribution Shareholders in accordance with their Distribution Percentage.

(i)    Distribution of the Post-Closing Escrow Amount and Pre-Closing Escrow Amount. Anything herein to the contrary notwithstanding, no portion of any Post Closing Escrow Amount shall be distributed by the Escrow Agent until the fifth (5th) day following the Pre-Closing Dividend Distribution Date. On the fifth (5th) day following the Pre-Closing Dividend Distribution Date, the Escrow Agent shall, after funding the Post-Closing Escrow Accounts from the Pre-Closing Escrow Amount in accordance with Section 2(c)(iv), disburse the balance of the Pre-Closing Escrow Amount by wire transfer of immediately available funds as follows:

(A)    If either the Target shall have delivered to Escrow Agent a No Dissenting Shareholder Statement as provided in Section 2(c)(x) or the Surviving Entity shall have delivered a No Perfected Dissenting Shareholder Statement as provided in Section 2(h)(vi)(D), then the Escrow Agent shall so disburse the balance of the Pre-Closing Escrow Amount, together with any interest or other amounts earned thereon, to an account designated in writing by the Shareholder Representative in the Escrow Agreement. Promptly upon receipt thereof, Shareholder Representative shall disburse and cause to be delivered to each of the Distribution Shareholders by check or by wire transfer such Distribution Shareholder’s amount thereof in accordance with his, her, or its Distribution Percentage.
(B)    If the Surviving Entity shall have delivered a Perfected Dissenting Shareholder Listing to Escrow Agent as provided in Section 2(h)(vi), the Escrow Agent shall so disburse the balance of the Pre-Closing Escrow Amount as follows:
(i) to each such Perfected Dissenting Shareholder on the Perfected Dissenting Shareholder Listing, an amount (less any required tax withholding) equal to the Pre-Closing Dividend Amount times a fraction, the numerator of which is the number of Target Shares owned by such Perfected Dissenting Shareholder immediately prior to the Effective Time and the denominator of which was the total number of Target Shares held by all Target Shareholders immediately prior to the Effective Time, together with any interest or other amounts earned thereon, via check in accordance with the information provided in the Perfected Dissenting Shareholder Listing; and
(ii) the balance of the Pre-Closing Escrow Amount remaining after the distribution described in Section 2(i)(B)(ii), together with any interest or other amounts earned thereon, to an account designated in writing by the Shareholder Representative in the Escrow Agreement. Promptly following receipt thereof Shareholder Representative shall cause to be delivered to each of the Distribution Shareholders by check or wire transfer such Distribution Shareholder’s amount thereof in accordance with his, her, or its Distribution Percentage.
(j)    Deposit. Within two (2) Business Days after the execution of this Agreement by the Parties, Merger Sub shall deliver the Deposit to the Title Company. The Merger Sub shall cause the Title Company, promptly upon receipt of the Deposit, to provide written notice to the Target of the Title Company’s receipt of the Deposit. The Title Company shall invest the Deposit in an interest bearing savings or money market account, as directed by Merger Sub. If the transaction contemplated by this Agreement closes in accordance with the provisions of this Agreement, at the Closing the Deposit plus interest shall be returned to Merger Sub and there shall be no credit applied toward the Purchase Price. In the event the transaction contemplated by this Agreement fails to close, the distribution of the Deposit plus interest shall be governed by Section 11.
Section 3.    Target’s Representations and Warranties. Target represents and warrants to Merger Sub and Parent that the statements contained in this Section 3 are true, correct and complete as of the date of this Agreement except as set forth in the disclosure schedule accompanying this Agreement (the “Disclosure Schedule”) and, with such revisions to the Disclosure Schedule as are made by the Schedule Supplements as provided in Section 5(l) of this Agreement and are consented to in writing by Merger Sub, will be true, correct and complete as of the Closing Date (as though made on the Closing Date), except with respect to any statements contained in this Section 3 that speak as of a specific date other than the date of this Agreement or the Closing Date, which statements the Target represents and warrants to Merger Sub and Parent are true, correct and complete as of such specific date. The Disclosure Schedule will be arranged in paragraphs corresponding to the lettered and numbered paragraphs contained in this Section 3. Matters disclosed in one Section of the Disclosure Schedule are deemed disclosed pursuant to the Section of this Agreement to which they correspond in number and to each other Section of the Disclosure Schedule to the extent that it is reasonably apparent on the face of such disclosure that such disclosure is applicable to such other Section. Headings have been inserted on the sections of the Disclosure Schedule for convenience of reference only and shall not have the effect of amending or changing the express terms of the Agreement. All attachments to the Disclosure Schedule form an integral part of such Disclosure Schedule hereof and are hereby incorporated into the Disclosure Schedule for all purposes as if fully set forth therein. All summaries provided therein are qualified by reference to the underlying documentation or agreements.
(a)    Organization, Qualification, and Corporate Power. Target is a corporation duly organized, validly existing and in good standing under the laws of the State of Connecticut. Each of the Target Subsidiaries is a limited liability company duly organized, validly existing and in good standing under the laws of the state of its formation. Except as disclosed in Section 3(a) of the Disclosure Schedule, Target and each Target Subsidiary is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required, except where such failure would not reasonably be expected to have a Material Adverse Effect. Target and each Target Subsidiary has necessary corporate or limited liability company power, as applicable, and authority to carry on the business in which it is engaged and to own and use the properties owned and used by it.
(b)    Capitalization.
(i)    The authorized capital stock of Target consists of 150,000 Target Shares, of which 118,081 Target Shares are issued and outstanding as of the close of business on the date of this Agreement. Target has no authorized classes of capital stock other than common stock. Each Target Subsidiary has only one class of equity, which is common membership interests. Except for the Target Subsidiaries, Target does not have any Subsidiaries.
(ii)    (A)    Section 3(b)(ii) of the Disclosure Schedule sets forth, as of the date hereof, the name of each Person that is the registered owner of any Target Shares, the number of Target Shares owned by such Person and, to the Knowledge of Target, the principal residence and domicile of each Target Shareholder.
(B)    To the Knowledge of Target, each Target Shareholder owns his, her or its Target Shares free and clear of all Encumbrances other than the restrictions set forth in the Redemption Agreements. Target owns all of the equity interests of each Target Subsidiary free and clear of all Encumbrances.
(iii)    No subscription, warrant, option, convertible or exchangeable security, or other right (contingent or otherwise) to purchase or otherwise acquire equity securities of Target or any Target Subsidiary is authorized or outstanding. There is no commitment by Target or any Target Subsidiary, except as set forth in Section 3(b)(iii) of the Disclosure Schedule, (A) to issue shares, membership interests, subscriptions, warrants, options, convertible or exchangeable securities, or other such rights, or to distribute to holders of any of its equity securities any evidence of indebtedness or asset, (B) to repurchase or redeem any securities of Target or any Target Subsidiary, or (C) to grant, issue or extend any warrant, option, convertible or exchangeable security or other such right. There are no declared or accrued unpaid dividends or distributions with respect to any Target Shares or the equity interest of any Target Subsidiary other than the Pre-Closing Dividend to be paid immediately prior to Closing.
(iv)    All issued and outstanding Target Shares and all issued and outstanding equity interests of each Target Subsidiary are (A) duly authorized, validly issued, fully paid and non-assessable; (B) not subject to any preemptive rights created by statute, the Charter Documents of Target or such Target Subsidiary, as applicable, or, except as set forth in Section 3(b)(iv) of the Disclosure Schedule, any agreement to which Target or such Target Subsidiary is a party; and (C) free of any Encumbrances created by Target or such Target Subsidiary in respect thereof. All issued and outstanding Target Shares and all issued and outstanding equity interests of each Target Subsidiary were issued in compliance with applicable Law.
(v)    Except as set forth in Section 3(b)(v) of the Disclosure Schedule, no outstanding Target Shares or equity interests of any Target Subsidiary are subject to vesting or forfeiture rights or repurchase by Target or such Target Subsidiary. There are no outstanding or authorized stock appreciation, dividend equivalent, phantom stock, profit participation or other similar rights with respect to Target, any Target Subsidiary or any of their respective securities.
(vi)    All distributions, dividends, repurchases and redemptions of the capital stock (or other equity interests) of Target and each Target Subsidiary were undertaken in compliance with the Charter Documents of Target or such Target Subsidiary then in effect, any agreement to which Target or such Target Subsidiary then was a party, and in compliance with applicable Law.
(vii)    No party to any Redemption Agreement whose shares have been redeemed by the Target prior to the Closing will be entitled to receive any additional consideration under such Redemption Agreement with respect to such shares as a result of the consummation of the Merger or any other transaction completed prior to the Closing.
(viii)    Target is not is the beneficial owner (as defined in the Maryland Business Combination Act), directly or indirectly, of, nor at any time during the last two (2) years has Target been the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding voting stock of Parent.
(c)    Authorization of Transaction.
(i)    Target has full corporate power and authority to enter into and perform its obligations under this Agreement and the other Transaction Agreements to which it is or will be a party and, subject to, in the case of the consummation of the Merger, adoption of this Agreement and approval of this Agreement and the transactions contemplated hereby, including the Merger, by the affirmative vote or consent of Target Shareholders representing not less than two-thirds (2/3) of the outstanding Target Shares (“Requisite Target Vote”), to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by Target of this Agreement and the other Transaction Agreements to which it is or will be a party, and the consummation by Target of the transactions contemplated hereby and thereby, have been duly authorized by all requisite corporate action on the part of Target and no other corporate proceedings on the part of Target are necessary to authorize the execution, delivery and performance of this Agreement or to consummate the Merger and the other transactions contemplated hereby and thereby, subject only, in the case of consummation of the Merger, to the receipt of the Requisite Target Vote. The Requisite Target Vote is the only vote or consent of the holders of any class or series of Target’s capital stock required to approve and adopt this Agreement and the other Transaction Agreements, to approve and consummate the Merger and the other transactions contemplated hereby and thereby. This Agreement has been duly executed and delivered by Target, and (assuming due authorization, execution and delivery by each other Party hereto) this Agreement constitutes a legal, valid and binding obligation of Target enforceable against Target in accordance with its terms. When each other Transaction Agreement to which Target is or will be a party has been duly executed and delivered by Target (assuming due authorization, execution and delivery by each other Party thereto), such other Transaction Agreements will constitute a legal and binding obligation of Target enforceable against it in accordance with its terms.
(ii)    Target’s Board of Directors, by resolutions duly adopted by vote at a meeting of directors of Target duly called and held and, as of the date hereof, not subsequently rescinded or modified in any way, has, as of the date hereof (A) determined that this Agreement and the transactions contemplated hereby, including the Merger, are in the best interests of the Target Shareholders, (B) approved and declared advisable the “plan of merger” (as such term is used in Section 33-817 of the Connecticut Corporate Laws) contained in this Agreement and the transactions contemplated by this Agreement, including the Merger, in accordance with the Connecticut Corporate Laws, (C) directed that the “plan of merger” contained in this Agreement be submitted to the Target Shareholders for adoption, and (D) resolved to recommend that the Target Shareholders adopt the “plan of merger” set forth in this Agreement (collectively, the “Target Board Recommendation”) and directed that such matter be submitted for consideration of the Target Shareholders.
(iii)    Except as disclosed in Section 3(c) of the Disclosure Schedule, and except for the Requisite Target Vote, no notices to third parties are required to be given, or consents from third parties are required to be obtained, in each case by Target or any Target Subsidiary, in connection with the consummation of the transaction contemplated by this Agreement. Other that those contracts specifically identified in Section 3(c) of the Disclosure Schedule as “Consent/Notice Waived by Parent,” Target will provide all notices and use its commercially reasonable efforts to obtain all consents required under the contracts disclosed in Section 3(c) of the Disclosure Schedule.
(d)    Non-contravention. Assuming all required consents identified in Section 3(d)(i) of the Disclosure Schedule and the Requisite Target Vote with respect to the Merger have been obtained, neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will (i) provided that the representations and warranties of Merger Sub and Parent set forth in Section 4(k) and Section 4(l) are true, violate any Law (including, without limitation, the Tenant Rights Statutes) to which Target or any Target Subsidiary is subject, or any provision of the Charter Documents of Target or any Target Subsidiary, or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel, or require any notice under any agreement, contract, lease, license, instrument or other arrangement to which Target or any Target Subsidiary is a party or by which it is bound or to which any of its assets is subject (or result in the imposition of any lien upon any of its assets) other than those for which notice to, or the consent of, the contracting party has been waived by Parent and Merger Sub as in Section 3(c) of the Disclosure Schedule. Other than as required under the Connecticut Corporate Laws (including the Required Target Vote) and the Delaware Act, and except as set forth in Section 3(d)(ii) of the Disclosure Schedule, neither Target nor any Target Subsidiary needs to give any notice to, make any filing with, or obtain any authorization, consent or approval of any Governmental Entity for the Parties to consummate the transactions contemplated by this Agreement.
(e)    Ownership of Personal Property. Target (directly or indirectly through the Target Subsidiaries) holds good and valid, title to the Personal Property, free and clear of all Encumbrances other than as disclosed in Section 3(e) of the Disclosure Schedule and Permitted Exceptions.
(f)    Employees. Section 3(f) of the Disclosure Schedule contains a list of all Persons employed by Target and the Target Subsidiaries in connection with the operation and maintenance of the Property as of the date hereof, including name, job title, location, hire date, and current pay rate. Except as disclosed on Section 3(f) of the Disclosure Schedule since January 1, 2014, none of such employees are covered by an employment agreement, collective bargaining agreement or any other written agreement, and all employees of Target and the Target Subsidiaries are terminable "at will", subject to applicable Law prohibiting discrimination by employers. Target and each Target Subsidiary is and for the past three (3) years has been in material compliance with all Laws relating to the employment of labor, including all such laws, regulations and orders relating to employee classification, wages, hours, the Fair Labor Standards Act, collective bargaining, discrimination, civil rights, safety and health, workers’ compensation and the collection and payment of withholding and/or social security Taxes and any similar Tax.
(g)    Employee Benefits. Except as disclosed on Section 3(g) of the Disclosure Schedule, Target and each Target Subsidiary is not now, has not been, and will not be at any time prior to the Closing Date, a member of a group of two (2) or more trades or businesses, whether or not incorporated, that are treated as a single employer under Section 414 of the Code or Section 4001 of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Except as disclosed on Section 3(g) of the Disclosure Schedule, Target and each Target Subsidiary is not now a party to, bound by, a contributor to, or required to contribute to, and has no liability with respect to, any other “employee pension benefit plan,” “employee welfare benefit plan” or “multiemployer plan” (as defined in Section 3 of ERISA), whether or not qualified under Section 401(a) of the Code, or any other compensation, deferred compensation or benefit plan, program, policy, understanding or arrangement providing plan benefits with respect to employees, former employees, or employees of others. Except as disclosed on Section 3(g) of the Disclosure Schedule neither Target nor any Target Subsidiary maintains, sponsors, or contributes to (or in the past six (6) years has maintained, sponsored or contributed to) any (i) employee benefit plan that is subject to Title IV of ERISA (including a “defined benefit plan” as defined in Section 3(35) of ERISA or a “multiemployer plan” as defined in Section 3(37) of ERISA) or (ii) a “multiple employer plan” within the meaning of Section 413(c) of the Code.
(h)    Financial Statements; Undisclosed Liabilities. Complete copies of Target’s consolidated audited financial statements consisting of the consolidated balance sheet of Target and the Target Subsidiaries as at December 31 in each of the years 2016, 2017 and 2018, and the related statements of income and retained earnings, stockholders’ equity and cash flow for the years then ended (the “Audited Financial Statements”), and unaudited financial statements consisting of the consolidated balance sheet of Target and the Target Subsidiaries as at June 30, 2019 and the related statements of income and retained earnings, stockholders’ equity and cash flow for the six-month period then ended (the “Interim Financial Statements” and together with the Audited Financial Statements, the “Financial Statements”) have been delivered to Parent. The Financial Statements have been prepared in accordance with GAAP, applied on a consistent basis throughout the period involved, subject, in the case of the Interim Financial Statements, to normal and recurring year-end adjustments (the effect of which will not be materially adverse) and the absence of notes (that, if presented, would not differ materially from those presented in the Audited Financial Statements). The Financial Statements are based on the books and records of Target and the Target Subsidiaries, and fairly present, in all material respects, the financial condition of Target and the Target Subsidiaries as of the respective dates they were prepared and the results of the operations of Target and the Target Subsidiaries for the periods indicated. The consolidated balance sheet of Target and the Target Subsidiaries as of December 31, 2018 is referred to herein as the “Balance Sheet” and the date thereof as the “Balance Sheet Date,” and the consolidated balance sheet of Target and the Target Subsidiaries as of June 30, 2019 is referred to herein as the “Interim Balance Sheet” and the date thereof as the “Interim Balance Sheet Date”. Target maintains a standard system of accounting established and administered in accordance with GAAP. Target, and each Target Subsidiary, has no liabilities, obligations or commitments of any nature whatsoever, asserted or unasserted, known or unknown, absolute or contingent, accrued or unaccrued, matured or unmatured or otherwise, except (a) those which are adequately reflected or reserved against in the Balance Sheet as of the Balance Sheet Date and in the Interim Balance Sheet as of the Interim Balance Sheet Date, and (b) those which have been incurred in the Ordinary Course of Business consistent with past practice since the Balance Sheet Date or the Interim Balance Sheet Date, as applicable, and which are not, individually or in the aggregate, material in amount and (c) the Pre-Closing Dividend Financing to be obtained, and the Pre-Closing Dividend to be paid, prior to the Closing.
(i)    Absence of Certain Changes. Since the Balance Sheet Date, and other than in the Ordinary Course of Business consistent with past practice or in connection with the Pre-Closing Dividend or the Pre-Closing Dividend Financing, except as disclosed on in Section 3(i) of the Disclosure Schedule, there has not been, with respect to Target or any Target Subsidiary, any:
(i)    event, occurrence or development that has had, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;
(ii)    amendment of such Person’s Charter Documents;
(iii)    split, combination or reclassification of any shares of its capital stock or other equity securities;
(iv)    issuance, sale or other disposition of any of its capital stock or other equity securities, or grant of any options, warrants or other rights to purchase or obtain (including upon conversion, exchange or exercise) any of its capital stock or other equity securities;
(v)    declaration or payment of any dividends or distributions on or in respect of any of its capital stock or other equity securities or redemption, purchase or acquisition of its capital stock or other equity securities;
(vi)    material change in any method of accounting or accounting practice of such Person, except as required by GAAP or as disclosed in the notes to the Financial Statements;
(vii)    incurrence, assumption or guarantee of any Indebtedness for borrowed money except unsecured current obligations and liabilities incurred in the Ordinary Course of Business consistent with past practice;
(viii)    transfer, assignment, sale or other disposition of any of the assets shown or reflected in the Interim Balance Sheet or cancellation of any debts or entitlements, other than sales of stock material inventory and Inventory, and the collection or disposition of accounts receivable, each in the Ordinary Course of Business;
(ix)    material damage, destruction or loss (whether or not covered by insurance) to (A) the Property as a whole, or (B) any individual Community;
(x)    any capital investment in, or any loan to, any other Person;
(xi)    any material capital expenditures;
(xii)    imposition of any Encumbrance upon any properties, capital stock or assets, tangible or intangible, of Target or any Target Subsidiary;
(xiii)    (A) grant of any bonuses, whether monetary or otherwise, or increase in any wages, salary, severance, pension or other compensation or benefits in respect of its current or former employees, officers, directors, independent contractors or consultants, other than as provided for in any written agreements in effect as of the date of this Agreement or as required by applicable Law, (B) other than the Severance Payments, make any severance payments in excess of $50,000 in the aggregate, or (C) action to accelerate the vesting or payment of any compensation or benefit for any current or former employee, officer, director, independent contractor or consultant;
(xiv)    any loan to (or forgiveness of any loan to), or entry into any other transaction with, any Target Shareholder, any current or former directors, officers, manager or employees, or any Affiliates of any such Persons;
(xv)    action to make, change or rescind any Tax election, amend any Tax Return or take any position on any Tax Return, take any action, omit to take any action or enter into any other transaction that would have the effect of increasing the Tax liability or reducing any Tax asset of Parent in respect of any period after the Closing; or
(xvi)    any agreement to do any of the foregoing, or any action or omission that would result in any of the foregoing.
(j)    Indebtedness. At Closing, Target, and each Target Subsidiary, shall not have any Indebtedness, other than (i) the Pre-Closing Dividend Financing; and (ii) Indebtedness that is to be paid off at Closing pursuant to Section 2(c)(vi).
(k)    Transaction Fees. Other than fees payable to Robert Charles Lesser & Co., LLC and Raymond James & Associates, Inc., which constitute Transaction Expenses and which are to be paid by Target in connection with the Closing and for which Target will be solely responsible, Target, and each Target Subsidiary, has no liability or obligation to pay any real estate advisory fees or other fees or commissions to any broker, finder, real estate advisor or agent with respect to the transactions contemplated by this Agreement.
(l)    Exemptions. Target makes no representation or warranty herein as to the availability of any specific exemptions from the prospectus and registration requirements of Federal, state and any other applicable securities laws, any representation or warranty of any Target Shareholder set forth or to be set forth in any Investor Questionnaire, or the adequacy of the Investor Questionnaire or other related materials used or provided to Target Shareholders by Parent or Merger Sub for any purposes.

(m)    Parent Materials. For purposes of Merger Sub’s and Parent’s determination of the availability of the exemptions described in Section 3(l) and the eligibility of each Target Shareholder to acquire the Parent Shares as described in Section 3(l) and for no other purpose, Target acknowledges that Target and its advisors have been furnished with or have otherwise had access to all materials relating to the business, finances and operations of Parent and materials relating to the offer and sale of the Parent Shares which they have requested and have been afforded the opportunity to ask questions of Parent. Neither inquiries nor any other investigation conducted by or on behalf of Target relating to the business, finances and operations of Parent or the offer and sale of the Parent Shares shall modify, amend or affect the right of Target or any Target Shareholder to rely on the truth, accuracy and completeness of representations and warranties of the Parent or Merger set forth in this Agreement or in any certificate of other document to be delivered pursuant to this Agreement, or in the Public Filings.
(n)    Litigation; Violations; Assessments. Except as set forth on Section 3(n)(i) of the Disclosure Schedule, during the last three (3) years, Target has not received notice of, and to the Knowledge of Target, there are not, any existing, pending or threatened Proceedings with respect to Target, any Target Subsidiary, or affecting the Property or any part thereof. Except as set forth on Section 3(n)(ii) of the Disclosure Schedule, since January 1, 2014, Target has not received, any written notice of any violation of any zoning, building, safety, fire or health code or any other Law applicable to any of the Property. Except as set forth on Section 3(n)(iii) of the Disclosure Schedule, to the Knowledge of Target, there are no assessments, charges, paybacks or obligations requiring payment of any nature or description against the Property, which remain unpaid, including, but not limited to, those for sewer, water or other utility lines or mains, sidewalks, streets or curbs. Except as set forth in Section 3(n)(iv) of the Disclosure Schedule, Target has no Knowledge of any public improvements having been ordered, threatened, announced or contemplated with respect to the Property, which have not heretofore been completed, assessed and paid for. Further, all impact fees, tap fees, connection fees and all other governmental fees and charges which may be levied or assessed against Target, any Target Subsidiary or the Property by any Governmental Entity with respect to the development, leasing, operation or ownership of the Property as manufactured home communities or the connection to or use of utilities which service the Property have been paid in full or are not yet assessed, due and payable. Without limiting the foregoing, the Property is in compliance with all applicable Laws and all notices to the tenants of such communities of any rent increase were completed in accordance with the requirements of all applicable Laws.
(o)    Leases; Rent Roll. True, complete and accurate copies of all Leases, including all amendments and documents relating thereto, have been made available to Merger Sub. All Leases have been entered into in material compliance with all applicable Law. The Rent Roll and the list of Rental Home Leases set forth on Section 3(o)(i) of the Disclosure Schedule (the “Rental Home Lease Schedule”) describe all existing Leases (including all amendments and modifications thereto, the name of the tenant, the site occupied by the tenant, the term of the lease, gross site charges, taxes and other charges, delinquencies in payments, any deposits, and prepaid fees or credits paid by such tenant) as of the day before the execution of this Agreement, and is true, complete and accurate in all material respects. The Rent Roll and the Rental Home Lease Schedule will be updated as of day prior to the Closing Date with the aforesaid representation being true and complete as of the day prior to Closing. To the Knowledge of Target, each of the Leases is in full force and effect. Except as set forth on Section 3(o)(ii) of the Disclosure Schedule, no party to a Lease is in default for failure to pay rent, beyond any applicable notice and cure periods. Section 3(o)(ii) of the Disclosure Schedule will be updated as of the day prior to the Closing Date with the aforesaid representation being true and complete as of the day prior to Closing. To the Knowledge of Target and except for tenant violations of rules and regulations applicable to the Property established by Target, the tenant under each Lease has performed all of its material obligations under each Lease through the date hereof, and the Leases have not been modified nor have any concessions been made with respect thereto unless expressly set forth on the Rent Roll or the Rental Home Lease Schedule or set forth on Section 3(o)(iii) of the Disclosure Schedule. Except as set forth on Section 3(o)(iv) of the Disclosure Schedule, each of the Leases was the result of arm’s-length negotiation, other than listed on the Rent Roll there are no signed Leases for a term greater than one (1) year, and no Leases, or other document, prohibiting Target or any Target Subsidiary (or, after Closing, Parent or Merger Sub) from increasing rental rates at their discretion during the applicable lease term. Except as set forth Section 3(o)(v) of the Disclosure Schedule, no tenant has paid rent more than thirty (30) days in advance. Neither Target nor any Target Subsidiary has granted to any person or entity any option or any other right to purchase any portion of the Inventory, and no person or entity has any option or other right to purchase the Inventory.
(p)    Environmental Matters. For avoidance of doubt, and notwithstanding any other provisions of this Section 3, the representations and warranties set forth in this Section 3(p) constitute the sole representations of the Target as to Environmental Laws or Environmental Permits. True, complete, and accurate copies of all reports in the custody, possession or control of the Target or the Target Subsidiaries obtained since January 1, 2014 concerning the environmental condition of the Property and/or the compliance of the Property with Environmental Laws (collectively, the “Environmental Reports”), and Environmental Permits, and all amendments thereto, have been provided to Merger Sub. For avoidance of doubt, the terms Environmental Reports and Environmental Permits used in this Section 3(p) do not include any such reports concerning the environmental condition of the Property and/or the compliance of the Property with Environmental Laws or permits of third parties which may be in the possession of the Target that have been provided by Parent, Merger Sub or third parties in connection with Parent’s and Merger Sub’s due diligence review of the Property, including, by way of example, any so-called Phase I and Phase II environmental reports which may have been obtained by or on behalf of Parent or Merger Sub (all of the foregoing, collectively, the “Third Party Information”). Target has made further due inquiry of appropriate persons currently employed by Target concerning environmental conditions and environmental compliance of the Property, and any material environmental conditions or issues concerning environmental compliance not disclosed in the Environmental Permits or Environmental Reports, are listed on Section 3(p) of the Disclosure Schedule. Based solely on the Environmental Reports, Environmental Permits and information set forth Section 3(p) of the Disclosure Schedule, and except as otherwise set forth therein or as may be set forth in the Third Party Information:
(i)    there are no Hazardous Materials on, in or under the Property other than in amounts permitted under Environmental Law;
(ii)     the Property has not been used to generate, treat, store, or dispose of, Hazardous Materials;
(iii)    no part of the Property has been used as a waste disposal site, as a licensed landfill or in a manner which violated in any material respect any Environmental Law, and the Property is currently in compliance with Environmental Law.
(iv)    Target, and each Target Subsidiary, currently is, and has been in material compliance with all Environmental Laws and has not received from any person any (A) Environmental Notice or Environmental Claim, or (B) written request for information pursuant to Environmental Law, which, in each case, either remains pending or unresolved, or is the source of ongoing obligations or requirements as of the Closing Date.

(v)    Target, and each Target Subsidiary, has obtained, and has been in compliance with all material Environmental Permits necessary for the ownership, lease, operation or use of the business or assets of Target and the Target Subsidiaries.
(vi)    Except for manufactured home sales in the Ordinary Course of Business, Target, and each Target Subsidiary, does not own, and during the past ten (10) years has not owned, any real property other than the Property.
(vii)    There are no active or abandoned aboveground or underground storage tanks on or under the Property.
(viii)    Target, and each Target Subsidiary, has not retained or assumed by contract any liabilities or obligations of third parties under Environmental Law.
(q)    Project Contracts. True, complete, and accurate copies of all Project Contracts, and all amendments thereto, have been delivered or made available to Merger Sub. All Project Contracts are in full force and effect, Target and the Target Subsidiaries are not in default thereunder and, to the Knowledge of Target, the other party thereto is not in default thereunder. Except as described in Section 3(q) of the Disclosure Schedule, Target and the Target Subsidiaries are not a party to any Project Contracts in force with respect to the Property that (i) are not terminable upon not more than thirty (30) days’ advance notice without fee or penalty, (ii) impose an obligation on Target or the Target Subsidiaries to spend in excess of twenty-five thousand and no/100 Dollars ($25,000.00) per Project Contract or (iii) contain any non-compete or exclusivity provision or other limitation on the conduct of business by Target, the Target Subsidiaries or successor thereof.
(r)    Insurance. Section 3(r) of the Disclosure Schedule sets forth a true, complete and accurate list of all insurance currently maintained for or with respect to the Property, including types of coverage, policy numbers, insurers, premiums, deductibles and limits of coverage. To the Knowledge of Target, there are no facts or circumstances concerning the Property, or the operation thereof, that would be reasonably likely to have a material adverse effect on such insurance coverage or the ability of Merger Sub to obtain and maintain similar insurance for the Property.
(s)    Labor/Materials. Other than in the Ordinary Course of Business and except as set forth in CapEx Exhibit, Target, and each Target Subsidiary, has not contracted for the furnishing of labor or materials to the Property which will not be paid for in full (or for which Target shall not have delivered an appropriate lien waiver or lien subordination) prior to or at the Closing Date.
(t)    Utilities. All utility services, including water, sanitary sewer, gas, electric, telephone and cable television facilities, are available to the Property and each site thereon in sufficient quantities to adequately service the Property at full occupancy as currently developed; and to Target's Knowledge, there are no existing, pending or threatened plans, proposals or conditions which could cause the curtailment of any such utility service. The representations and warranties set forth in this Section 3(t) expressly exclude any matters described in Section 3(ff).
(u)    Construction. Any Property were constructed in conformity with all Law applicable at the time the Property was constructed, all Permitted Exceptions, and all development orders and other requirements imposed by any Governmental Entity. Except as disclosed in Section 3(u) of the Disclosure Schedule, to Target's Knowledge: (i) there are no existing maintenance problems with respect to mechanical, electrical, plumbing, utility and other systems necessary for the operation of the Property, including, without limitation, all underground utility lines, water wells and roads; (ii) all such systems are in good working condition and are suitable for the operation of the Property; and (iii) there are no structural or physical defects or conditions currently in and to the Property which are reasonably likely to adversely affect the Property or the operation thereof.
(v)    Flood Insurance. Target does not currently maintain a policy of flood insurance covering the Property.
(w)    Property. Section 3(w) of the Disclosure Schedule sets forth with respect to the Property, on a Community by Community basis, the number of developed manufactured housing sites, the number of acres of land, and the improvements, amenities and recreational facilities on such Property. Except as set forth on Section 3(w) of the Disclosure Schedule, all unoccupied sites at the Property which exist at the Closing Date, if any, will be in leasable condition without it being necessary to make any further improvements to permit a tenant to take possession of each such site and own a manufactured home on each such site in accordance with Target’s standard form lease agreement and the rules and regulations applicable to the Property.
(x)    Licenses/Permits. Except for any zoning approvals, variances or easements of record, Section 3(x) of the Disclosure Schedule sets forth a true, complete and accurate list of all licenses, certificates, permits, entitlements and authorizations from any Governmental Entity which are required to operate, use and maintain the Property as manufactured home communities as currently developed; and all such licenses, certificates, permits and authorizations have been issued and are in full force and effect on the Closing Date. True, complete, and accurate copies of all such licenses, certificates, permits and authorizations have been delivered or made available to Merger Sub.
(y)    Personal Property. Section 3(y) of the Disclosure Schedule sets forth a true, complete and accurate list of all material Personal Property owned by the Target or a Target Subsidiary and used in the operation of the Property. Except as would not reasonably be expected to have a Material Adverse Effect, all such Personal Property is in working condition and adequate for the operation of the Property as currently operated by the Target.
(zz)    Intellectual Property. Section 3(z) of the Disclosure Schedule sets forth a true and complete list of all domestic, foreign or multinational (i) patents and patent applications, (ii) trademark and service mark registrations and applications for registration thereof, (iii) copyright, mask work, and design registrations and applications for registration thereof and (iv) internet domain name registrations, in each case owned by Target or the Target Subsidiaries (collectively, the “Registered Intellectual Property”). Each registration, filing, issuance, and application in respect of each item of Registered Intellectual Property (w) has not been abandoned or canceled, (x) has been maintained by all requisite filings, renewals and payments, (y) remains in full force and effect, and (z) is valid and enforceable. Target and each Target Subsidiary is taking and has taken commercially reasonable steps to maintain the confidentiality of all material proprietary information included in the Target Intellectual Property, including proprietary material information held by Target or either Target Subsidiary as a trade secret, and to Target’s Knowledge, there has been no unauthorized use or disclosure of any such proprietary information. To Target’s Knowledge, (1) neither Target nor any Target Subsidiary is infringing, misappropriating, diluting or otherwise violating any Intellectual Property of any other Person, (2) no Proceeding is pending, or to Target’s Knowledge been threatened, during the prior three (3) years, alleging that Target or a Target Subsidiary has infringed, misappropriated, diluted or otherwise violated any Intellectual Property of any other Person (including any written notice or other communication inviting Target or a Target Subsidiary to license any Intellectual Property rights of any Person), and (3) to Target’s Knowledge, no Person is infringing, misappropriating, diluting or otherwise violating any rights of Target or the Target Subsidiaries in any Target Intellectual Property.
(aa)    Software. Except as necessary to protect confidential information and as is described on Section 3(aa) of the Disclosure Schedule, Target has provided Parent with full and complete access to the software system used in connection with the Property, including all resident historical data, relating thereto (collectively, the “Software Systems”).
(bb)    Prohibited Persons. Target, and each Target Subsidiary, is not a Prohibited Person.

(cc)    Delivery of Information. Nothing contained in this Agreement, the Exhibits and Schedules attached hereto, the Disclosure Schedule or the information and material delivered or to be delivered to Parent and Merger Sub pursuant to the terms hereof, include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained herein or therein not misleading.
(dd)    Related Party Arrangements. Except as set forth on Section 3(dd) of the Disclosure Schedule, there are no contracts, agreements or understandings between Target (or its Subsidiaries), on the one hand, and any officer, director or shareholder of more than 5% of the Target Shares or their respective Affiliates, on the other hand.
(ee)    Taxes.
(i)    Since January 1, 2013, Target and each Target Subsidiary has timely filed, taking into account any valid extensions of time within which to file, all Tax Returns, and such Tax Returns were true, correct, and complete in all material respects. Target and each Target Subsidiary has paid all Taxes shown on such Tax Returns which are due and payable by it. No written claim has been made in the last five (5) years by an authority in a jurisdiction where Target or a Target Subsidiary does not file Tax Returns that Target or a Target Subsidiary is or may be subject to taxation by that jurisdiction.
(ii)    Neither Target nor any Target Subsidiary has received since January 1, 2013, from any Federal, state, local or non-U.S. taxing authority (including jurisdictions where Target or a Target Subsidiary has not filed Tax Returns) any (A) notice indicating an intent to open an audit or other review, or (B) notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted or assessed by any taxing authority against Target or a Target Subsidiary.
(iii)    Neither Target nor any Target Subsidiary (A) is a party to or bound by any Tax sharing, allocation or indemnification agreement or arrangement, nor (B) do any of them have any liability for the Taxes of any Person other than Target and the Target Subsidiaries pursuant to Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law) as a transferee, successor, by contract, or otherwise (other than contracts the primary subject matter of which is not Taxes).
(iv)    Neither Target nor any Target Subsidiary has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify for tax-free treatment under Section 355 of the Code within the past two (2) years.

(v)    Neither Target nor any Target Subsidiary has been a party to a transaction as of the date of this Agreement that constitutes a listed transaction under Code Section 6707A(c)(2) and Treasury Regulations Section 1.6011-4(b)(2), or any similar provision of state Law.
(vi)    There is no arrangement, contract or plan of Target or any Target Subsidiary covering any Person that, individually or collectively, could give rise to the payment of any amount that would not be deductible by Parent or Target by reason of Section 280G of the Code (or any corresponding provision of state, local or foreign Law).
(vii)    There is no dispute, claim, audit or other Proceeding concerning any liability for Taxes of Target or any Target Subsidiary pending, threatened or proposed by any Governmental Entity. There are no Tax rulings, requests for rulings, or closing agreements to which Target or any Target Subsidiary is a party that could affect the liability for Taxes of Parent for any period (or portion of a period) beginning after the Closing Date.
(viii)    There are no unpaid Tax deficiencies of any kind assessed against Target or any Target Subsidiary with respect to any taxable period beginning on January 1, 2013 and ending on or before the Closing Date, and there is no unassessed Tax deficiency proposed or threatened against Target or any Target Subsidiary.
(ix)    Neither Target nor any Target Subsidiary has waived any statute of limitations in respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.
(x)    Neither Target nor any Target Subsidiary has taken or agreed to take any action and does not have Knowledge of any fact or circumstance that could reasonably be expected to prevent or impede the Merger from qualifying for the Intended Tax Treatment.
(xi)    No liens for Taxes exist with respect to any assets or properties of Target or any Target Subsidiary, except for statutory liens for Taxes not yet due and payable or that are being contested in good faith and reserved for in accordance with GAAP.
(xii)    Section 3(ee)(xii) of the Disclosure Schedule sets forth Target’s calculation of the Accumulated Earnings and Profits Amount as of December 31, 2018 and its Current Earnings and Profits Amount for the period from January 1, 2019 to the month ended immediately prior to the execution of this Agreement. Prior to or on the Closing Date, Target shall update Section 3(ee)(xii) of the Disclosure Schedule to include Target’s calculation of its Current Earnings and Profits Amount for the period from January 1, 2019 to the Closing Date. To the Knowledge of Target, all calculations set forth on Section 3(ee)(xii) of the Disclosure Schedule are true, complete and accurate.
(xiii)    Section 3(ee)(xiii) of the Disclosure Schedule sets forth a true, complete and accurate calculation of Target’s net operating losses as of December 31, 2018.
(xiv)    Neither Target nor any Target Subsidiary will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (A) change in method of accounting for a taxable period ending on or prior to the Closing Date, (B) “closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of state, local or non-U.S. income Tax Law) executed on or prior to the Closing Date, (C) intercompany transaction or excess loss account described in Treasury Regulations under Code Section 1502 (or any corresponding or similar provision of state, local or non-U.S. income Tax Law), (D) installment sale or open transaction disposition made on or prior to the Closing Date, (E) prepaid amount received or deferred revenue accrued on or prior to the Closing Date, or (F) election under Code Section 108(i).
(xv)    Neither Target nor any Target Subsidiary is, and none of them have been, a party to any “listed transaction” as defined in Section 6707(A)(c)(2) of the Code and Treasury Regulations Section 1.6011-4(b)(2).
(xvi)    Each Target Subsidiary is, and has always been, a wholly owned limited liability company of Target. No Target Subsidiary has ever made any election to be taxed as an association.
(xvii)    Except for those Persons identified on Section 3(ee)(xvii) of the Disclosure Schedule (each a “Foreign Shareholder”), none of the Shareholders are considered to be a “foreign person” within the meaning of Section 1445(f)(3) of the Code.
(xviii)    Since the date of the Interim Balance Sheet, none of Target or the Target Subsidiaries has incurred any liability for Taxes arising from extraordinary gains or losses, as that term is used in GAAP, outside the Ordinary Course of Business.
(xix)    Except as set forth on Section 3(ee)(xix) of the Disclosure Schedule with respect to the Foreign Shareholder, each of Target and the Target Subsidiaries has complied in all respects with all applicable Laws relating to the payment and withholding of Taxes, and has timely withheld and paid to the appropriate Governmental Entity all Taxes required by Law to have been withheld and paid by each entity in connection with amounts paid or owing to any shareholder, employee, independent contractor, creditor or other third party.
(xx)    Target has been a United States Real Property Holding Corporation (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(A) of the Code.
(ff)    Private Systems. Each private sewer and/or wastewater treatment and disposal system currently servicing the Property: (i) is in material compliance with all applicable Laws, rules, regulations and permits; (ii) has all permits required by Law; and (iii) since January 1, 2014, has been kept in operating condition including regular inspections and service, including but not limited to: a cleaning of any and all septic tanks on a rotating basis approximately every forty eight (48) months. Since January 1, 2014, Target has received no written notice of any existing conditions, effects or operations of any such private sewer and/or wastewater treatment and disposal system that would be reasonably likely to result in a claim by a third party for damages or of a violation of any permit, license, Law, rule or regulation.
(gg)    Homeowner’s Associations. Since January 1, 2014, the Property has been in compliance with all applicable homeowner association statutes and regulations and Target has not committed any act, or failed to take any act, in violation of such statutes and regulations.
(hh)    Compliance with Law. Target and each Target Subsidiary is and for the past three (3) years has been in material compliance with all Laws applicable to it or its business, properties or assets.

Without limiting the foregoing, for the past three (3) years, each Target and the Target Subsidiaries has complied in all material respects with all Law governing the escheating of customer and tenant funds.
(ii)    Inventory. Section 3(ii) of the Disclosure Schedule sets forth a true, correct and complete list of all Inventory as of the date of this Agreement.
(jj)    Data Privacy. Since January 1, 2016, Target has: (i) processed personally identifiable information and other data belonging to a third party (“Personal Data”)  lawfully, in compliance with, and for specified, explicit, and legitimate purposes; (ii) processed Personal Data in compliance with the terms of any agreements; (iii) obtained all necessary consents of the data subjects from whom Target collects Personal Data (the “Data Subjects”) in forms appropriate for each jurisdiction that requires such consent for the processing of that data in the manner it was and is now processed; (iv) complied with the applicable privacy policies, privacy notices, and agreements related to the collection and usage of Personal Data; and (v) ensured that any third parties responsible for processing its Personal Data have implemented appropriate and sufficient technical and organizational measures. Since January 1, 2016, Target has not had an information security breach, data breach, or loss of or unauthorized access to the Personal Information of any Data Subject. For the past thirty-six (36) months, Target has not experienced any unauthorized access to, deletion or other misuse of, any Personal Data in its possession or control or made or been required to make any disclosure, notification or take any other action under any privacy or data protection laws applicable to it or to its businesses in all pertinent jurisdictions.
Section 4.    Representations and Warranties of Merger Sub and Parent. Merger Sub and Parent represent and warrant to Target and the Target Shareholders that the statements contained in this Section 4 are true, correct and complete as of the date of this Agreement and will be true, correct and complete as of the Closing Date (as though made on the Closing Date).
(a)    Organization. Parent is a corporation duly organized, validly existing and in good standing under the laws the State of Maryland. Merger Sub is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware. Parent and Merger Sub are each qualified to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required and each has the necessary corporate or limited liability company power, as applicable, and authority to carry on the business in which it is engaged and to own and use the properties owned and used by it. Parent has the necessary corporate power and authority to carry to own its interest in Merger Sub and act as its manager and to cause it to perform its obligations under this Agreement. SCOLP is a partnership, and not an association or partnership taxable as a corporation, for federal income tax purposes.
(b)    Capitalization. All of the Parent Shares to be issued in the Merger have been duly authorized and, upon consummation of the Merger, will not have been issued in violation of any pre-emptive rights and will be duly and validly issued, fully paid and non-assessable and free of any preemptive rights and free and clear of any security interests, claims, mortgages, pledges, liens, encumbrances or other restrictions of any kind, other than those restrictions on transfer under the Securities Act, applicable state securities laws and Article VII of Parent’s Articles of Restatement.
(c)    Authorization of Transaction. Each of Parent and Merger Sub has full corporate or limited liability company, as applicable, power and authority to enter into and perform its obligations under this Agreement and the other Transaction Agreements to which it is or will be a party, and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by each of Parent and Merger Sub of this Agreement and the other Transaction Agreements to which it is or will be a party, and the consummation by Target of the transactions contemplated hereby and thereby, have been duly authorized by all requisite corporate or limited liability company action, as applicable, on the part of Parent and Merger Sub and no other corporate or limited liability company proceedings, as applicable, on the part of Parent and Merger Sub are necessary to authorize the execution, delivery and performance of this Agreement or to consummate the Merger and the other transactions contemplated hereby and thereby. This Agreement has been duly executed and delivered by each of Parent and Merger Sub, and (assuming due authorization, execution and delivery by each other party hereto) this Agreement constitutes a legal, valid and binding obligation of each of Parent and Merger Sub enforceable against them in accordance with its terms. When each other Transaction Agreement to which each of Parent and Merger Sub is or will be a party has been duly executed and delivered by Parent and Merger Sub (assuming due authorization, execution and delivery by each other party thereto), such other Transaction Agreements will constitute a legal and binding obligation of Parent and Merger Sub enforceable against them in accordance with its terms.
(d)    Non-contravention. Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, including the Drop Down, will (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any Governmental Entity or court to which Merger Sub, Parent or SCOLP is subject, or any provision of the Charter Documents of Merger Sub, Parent or SCOLP or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument or other arrangement to which Merger Sub, Parent or SCOLP is a party or by which it is bound or to which any of its assets is subject (or result in the imposition of any lien upon any of its assets).
(e)    Brokers’ Fees. Neither Parent nor Merger Sub has any liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement for which Target could become liable or obligated.
(f)    Public Filings and Related Matters.
(i)    Parent has made available to Target and the Target Shareholders (by public filing with the SEC or otherwise) a true and complete copy of each Public Filing filed by Parent, together with all certifications required pursuant to the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”), in each case since January 1, 2016 (collectively, the “SEC Documents”). The SEC Documents were filed with or furnished to the SEC in a timely manner and constitute all reports, forms, schedules, documents, prospectuses, registration statements and definitive proxy statements required to be filed or furnished by Parent under the Securities Act, the Securities Exchange Act, and the rules and regulations promulgated thereunder since January 1, 2016. As of their respective dates, or, if supplemented, modified or amended since the time of filing, as of the date of the most recent supplement, modification or amendment, (a) the SEC Documents complied in all material respects with the requirements of the Securities Act or the Securities Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such SEC Documents and (b) none of the SEC Documents contained or contain any untrue statement of a material fact or omitted or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the Closing Date, (a) the SEC Documents will comply in all material respects with the requirements of the Securities Act or the Securities Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such SEC Documents and (b) none of the SEC Documents will contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.
(ii)    Parent and its Subsidiaries maintain “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) under the Securities Exchange Act) and such disclosure controls and procedures are effective to provide reasonable assurance that material information required to be disclosed by Parent in the reports that it files or submits under the Securities Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure. Parent has designed and maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) of the Securities Exchange Act) intended to provide reasonable assurances regarding the reliability of financial reporting for Parent and its Subsidiaries. Parent is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the applicable listing and corporate governance rules and regulations of the New York Stock Exchange.
(iii)    The consolidated financial statements of Parent and its Affiliates included in the SEC Documents complied as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto, or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X under the Exchange Act) and fairly presented, in accordance with applicable requirements of GAAP and the applicable rules and regulations of the SEC (subject, in the case of the unaudited statements, to normal, recurring adjustments, none of which are material), the consolidated financial position of Parent as of their respective dates and the consolidated statements of income and the consolidated cash flows of Parent for the periods presented therein.
(iv)    Parent and its executive officers are in compliance with all Office of Foreign Assets Control Legal Requirements and similar requirements, including sanctions and regulations promulgated under authority granted by the Trading with the Enemy Act, 50 U.S.C. App. 1 44, as amended from time to time; the International Emergency Economic Powers Act, 50 U.S.C. §§ 1701 06, as amended from time to time; the Iraqi Sanctions Act, Publ. L. No. 101 513, as amended from time to time; the United Nations Participation Act, 22 U.S.C. § 287c as amended from time to time;, the International Security and Development Cooperation Act, 22 U.S.C. § 2349 aa 9, as amended from time to time; The Cuban Democracy Act, 22 U.S.C. §§ 6001 10, as amended from time to time; The Cuban Liberty and Democratic Solidarity Act, 18 U.S.C. §§ 2332d and 2339b, as amended from time to time; and The Foreign Narcotics Kingpin Designation Act, Publ. L. No. 106 120, as amended from time to time; and is in compliance with any other prohibitions on dealings with persons, groups, countries, or entities proscribed by the United States government, and Parent has no reason to believe that any of the foregoing is untrue or inaccurate.
(v)    None of Parent, Merger Sub or their respective executive officers is a Prohibited Person.

(g)    Compliance. Except for (i) Parent’s compliance with the applicable requirements of the Securities Exchange Act and the rules and regulations promulgated thereunder, (ii) Parent’s compliance with any applicable state securities laws of the states of the United States (or “Blue Sky Laws”), in each case, as to exemption of the private placement of the Parent Shares being issued to the Target Shareholders as part of the Per Share Merger Consideration under, and the registration for resale of the Parent Shares to the Target Shareholders in accordance with, the registration provisions of the Securities Act and applicable Blue Laws, and (iii) Parent’s compliance with the rules and regulations of the New York Stock Exchange as to the listing of such Parent Shares on the New York Stock Exchange, no consent or approval of, or filing, license, permit or authorization, declaration or registration with, any Governmental Entity, any stock market or stock exchange on which shares of the Parent Shares are listed for trading, or any third party are necessary the performance by Parent or Merger Sub of its respective obligations hereunder and the consummation by Merger Sub of the transactions contemplated by this Agreement.
(h)    Parent Shares.
(i)    Assuming the accuracy of the representations and warranties of Target in Section 3(b)(ii)(A), the issuance of the Parent Shares in accordance with this Agreement will be exempt from registration or qualification under the Securities Act and applicable Blue Sky Laws.
(ii)    The description of the authorized capital stock of Parent, including the number of authorized and outstanding shares of each class of Parent’s capital stock and the rights and preferences of each such class of capital stock as described in each Public Filing, was accurate as of the date of each such Public Filing.
(iii)    Upon the Closing, the issuance of the Parent Shares will have been duly authorized and, when issued and delivered and paid for as provided herein, will be validly issued, fully paid and non-assessable and free and clear of all Encumbrances.
(iv)    No Subsidiary of Parent, including the Merger Sub and SCOLP, is currently prohibited, directly or indirectly, from paying any dividends or distributions to Parent, from making any other distribution on such Subsidiary’s capital stock or equity interests, from repaying to Parent any loans or advances to such Subsidiary from Parent or from transferring any of such Subsidiary’s property or assets to Parent or any other Subsidiary of Parent, except as described in or contemplated by the SEC Documents.
(v)     All dividends made by Parent to holders of its capital stock have been made in compliance with the applicable rules and regulations of the Maryland General Corporation Law (the “MGCL”). All dividends made by Parent to holders of Parent’s preferred stock have been made in accordance with the articles supplementary governing such preferred stock and have been made in compliance with the applicable rules and regulations of the MGCL. All distributions made by Parent’s Subsidiaries have been made in compliance with the applicable rules and regulations of the Michigan Revised Uniform Limited Partnership Act, to the extent applicable.
(i)    Taxes and Tax Treatment.
(i)    Each of Parent and its Subsidiaries has timely filed all material Tax returns required to be filed by it (after giving effect to any valid extension to file). Each such Tax return is true, correct and complete in all material respects. Parent and each such Subsidiary has paid (or Parent has paid on its behalf), all material Taxes required to be paid. All material Taxes which Parent or its Subsidiaries are required by Law to withhold or collect have been duly withheld or collected and, to the extent required, have been paid over to the proper Governmental Entities within the time period prescribed by Law. The most recent audited financial statements contained in the SEC Documents filed with the prior to the date of this Agreement reflect an adequate reserve in accordance with GAAP for all material Taxes payable by Parent and any of its Subsidiaries for all taxable periods and portions thereof through the date of such financial statements. Parent and each such Subsidiary has established (and until the Closing Date shall continue to establish and maintain) on its books and records reserves that are adequate for the payment of all material Taxes not yet due and payable. Since December 31, 2018, neither Parent nor any of its Subsidiaries has incurred any material liability for Taxes other than in the ordinary course of business and other than transfer or similar Taxes arising in connection with the sales of property. No event has occurred, and no condition or circumstance exists, which presents a material risk that any material Tax described in the preceding sentences will be imposed upon Parent or any of its Subsidiaries. Neither Parent nor any of its Subsidiaries is the subject of any material audit, examination, or other proceeding in respect of federal, state, local or foreign Taxes; to the Knowledge of Parent, no material audit, examination or other proceeding in respect of federal, state, local or foreign Taxes involving Parent or any of its Subsidiaries is being considered by any Tax authority; and no material audit, examination or proceeding in respect of federal, state, local or foreign Taxes involving Parent or any of its Subsidiaries has occurred since December 31, 2018. No deficiencies for any Taxes have been asserted or assessed in writing (or to the Knowledge of Parent, proposed) against Parent or any of its Subsidiaries, including claims by any Taxing authority in a jurisdiction where Parent or any of its Subsidiaries does not file Tax Returns but in which any of them is or may be subject to Taxation, which individually or in the aggregate would be material, and no requests for waivers of the time to assess any such Taxes have been granted and remain in effect or are pending. There are no liens, claims and encumbrances for Taxes upon the assets of Parent or any of its Subsidiaries except for statutory liens, claims or encumbrances for Taxes not yet due or payable and for which appropriate reserves have been established on their respective financial statements in accordance with GAAP.
(ii)     Parent (A) has been subject to taxation as a “real estate investment trust: (“REIT”) within the meaning of the Code and has satisfied the requirements for qualification as a REIT beginning with its taxable year ended December 31, 1994, (B) has operated, and intends to continue to operate, in a manner consistent with the requirements for qualification and taxation as a REIT through the Effective Time and the Drop Down and (C) has not taken or omitted to take any action which could reasonably be expected to result in the failure to qualify or continue to qualify as a REIT. Each Subsidiary of Parent which is a partnership, joint venture or limited liability company (that has not joined with Parent in making an election to be a taxable REIT subsidiary in accordance with Section 856(1) of the Code) since its formation has (A) been and continues to be classified for federal income Tax purposes as a partnership or treated as a disregarded entity and not as an association taxable as a corporation, or a “publicly traded partnership” within the meaning of Section 7704(b) of the Code, and (B) not owned any assets (including, without limitation, securities) that would cause Parent to violate Section 856(c)(4) of the Code. No Subsidiary of Parent since its formation has been or is now a corporation for United States federal income tax purposes other than a corporation that qualifies as a qualified REIT subsidiary or a taxable REIT subsidiary. Since its inception, Parent and the Parent Subsidiaries have not incurred (i) any material liability for Taxes under Sections 857(b)(1), 857(b)(4), 857(b)(6)(A), 857(b)(7), 860(c) or 4981 of the Code which have not been previously paid; and (ii) any liability for Taxes under Sections 857(b)(5) (for income test violations), 856(c)(7)(C) (for asset test violations), or 856(g)(5)(C) (for violations of other qualification requirements applicable to REITs). Each corporation, trust or other entity taxable as an association which has merged with and into Parent either (1) had been subject to taxation as a REIT at all times since its initial election of REIT status and had satisfied all requirements to qualify as a REIT for such years, except to the extent that a failure to satisfy such requirements would not have a material adverse effect on Parent, or (2) has become a disregarded entity of Parent. Parent’s dividends paid deduction, within the meaning of Section 561 of the Code, for each taxable year, taking into account any dividends subject to Sections 857(b)(9) or 858 of the Code, has not been less than the sum of (x) Parent’s REIT taxable income, as defined in Section 857(b)(2) of the Code, determined without regard to any dividends paid deduction for such year and (y) Parent’ s net capital gain for such year.
(iii)    Neither Parent, Merger Sub or any of their Subsidiaries nor, to the Knowledge of Parent, any of its Affiliates, has taken or agreed to take any action or Knows of any fact that could be reasonably expected to prevent or impede the Merger, together with the Drop Down, from qualifying for the Intended Tax Treatment or from constituting a “reorganization” qualifying under the provisions of Section 368(a) of the Code.
(j)    Financial Capacity. Parent has, and at the Closing Date will have, sufficient financial capacity, cash or lines of credit available to pay (i) the Closing Cash Merger Consideration, and (ii) any and all other amounts required to be paid in connection with the consummation of the transactions contemplated by this Agreement and any related fees and expenses. At the Closing Date, Merger Sub and Parent will have sufficient financial capacity for Merger Sub to assume, by operation of the Merger, the Pre-Closing Dividend Financing and satisfy its obligations with respect thereto.
(k)    New Jersey Properties. As of the Closing Date, neither Parent nor Merger Sub intends to change the use of any Property located in the State of New Jersey to any use other than as a “private residential leasehold community,” as such term is defined in the New Jersey Statute.
(l)    New York Properties. As of the Closing Date, neither Parent nor Merger Sub intends to change the use of any Property located in the State of New York after the Closing to any use other than for the purpose of manufactured home lot rentals, within the meaning of the New York Statute.
(m)    Proceedings. Neither Parent nor Merger Sub has received any notice of any existing, pending or threatened Proceedings, and there are no existing, pending or threatened Proceedings Known to Parent, involving Parent, Merger Sub or SCOLP or any of their properties that could reasonably be expected to have a material adverse effect on the performance by Sun or Merger Sub of this Agreement or the consummation of any of the transactions contemplated hereby, including the Drop Down.
(n)    R&W Insurance Policy. The R&W Insurance Policy has been bound as of the date hereof and such policy has a policy limit and exclusions acceptable to Parent and Merger Sub and is acceptable to Parent and Merger Sub in all respects. Parent and Merger Sub Know of no reason why the coverage under the R&W Insurance Policy will not be in effect at the Closing or why the R&W Insurance Policy will not be issued after the Closing. A true, complete and correct copy of the binder for the R&W Insurance Policy, and to which is attached the form of R&W Insurance Policy, is attached hereto as Exhibit J.

(o)    HSR Act. For purposes of determining Parent’s compliance with the HSR Act, Parent’s Board of Directors has determined that the fair market value of Target’s assets other than Exempt Assets (as defined below) is less than $90 million. For purposes hereof, (i) “Exempt Assets” are Investment Rental Property assets held solely for rental or investment purposes and not rented to entities included within the acquiring person except for the sole purpose of maintaining, managing or supervising the operation of the real property, and (ii) “Investment Rental Property” includes (1) property currently rented, (2) property held for rent but not currently rented, (3) common areas on the property, and (4) assets incidental to the ownership of property, which may include cash, prepaid taxes or insurance, rental receivables and the like.
Section 5.    Covenants; Additional Matters Prior to Closing. The Parties (as applicable in accordance with the remainder of this Section 5) agree as follows with respect to the period from and after the execution of this Agreement.
(a)    General. Each of the Parties will use its commercially reasonable efforts to take all actions and to do all things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement (including satisfaction, but not waiver, of the Closing conditions set forth in Section 6).
(b)    Operation of Business. Except as contemplated or required by this Agreement, Target will not engage, and will cause the Target Subsidiaries not to engage, in any practice, take any action, or enter into any transaction outside the Ordinary Course of Business, unless consented to by Parent or Merger Sub (such consent not to be unreasonably withheld, conditioned or delayed) or in the case of an emergency presenting a real and imminent hazard to health or human safety at, or a risk of material loss or damage to, any Property or any portion thereof; provided that Target shall give prompt notice to Parent of the expenditure of any amounts as a result of any such emergency. Without limiting the generality of, and subject to the exception set forth in, the foregoing and except as contemplated or required by this Agreement (including the declaration and payment of Pre-Closing Dividend and obtaining the Pre-Closing Dividend Financing), or otherwise in the Ordinary Course of Business, unless consented to by Parent or Merger Sub (such consent not to be unreasonably withheld, conditioned or delayed):
(i)    Target and each of the Target Subsidiaries will not authorize or effect any change in its Charter Documents, nor shall any of them adopt any other plan of merger, complete or partial plan of liquidation, or resolution providing for or authorizing such merger or liquidation, or any similar transaction other than the Merger;
(ii)    Target and each of the Target Subsidiaries will not grant any options, warrants, or other rights to purchase or obtain any of its equity securities or issue, sell, or otherwise dispose of any of its equity securities;
(iii)    Target and each of the Target Subsidiaries will not declare, set aside, or pay any dividend or distribution with respect to its stock or equity securities (whether in cash or in kind), or redeem, repurchase, or otherwise acquire any of its capital stock or equity securities, other than with respect to the Pre-Closing Dividend;
(iv)    Target and each of the Target Subsidiaries will not issue any note, bond or other debt security, or create, incur, assume or guarantee any Indebtedness other than the Pre-Closing Dividend Financing, and other than borrowings in the Ordinary Course of Business under its existing line of credit facility;
(v)    Target and each of the Target Subsidiaries will not impose any lien upon any of its material assets;

(vi)    Target and each of the Target Subsidiaries will not make any capital investment in, make any loan to, or acquire the securities or assets of any other Person;
(vii)    Target and each of the Target Subsidiaries will not make any change in employment terms for any of its directors, officers and employees, other than as required by applicable Law;
(viii)    Target and each of the Target Subsidiaries will not sell, lease, transfer or otherwise dispose of any material property or assets, other than (i) where such item is replaced with a similar item of no lesser quality or value; (ii) sales of stock material inventory and Inventory in the Ordinary Course of Business; and (iii) other than Rental Home Leases or Site Leases in the Ordinary Course of Business;
(ix)    Target and each of the Target Subsidiaries will not acquire any business, by merger or consolidation, purchase of assets or equity interests, or by any other manner, in a single transaction or a series of related transactions;
(x)    Target and each of the Target Subsidiaries will not make any change in any method of accounting or auditing practice, including any working capital procedures or practices, other than changes required as a result of changes in GAAP or applicable Law;
(xi)    Target and each of the Target Subsidiaries will not make or change any material election (which shall not include obtaining an extension to the due date of any Tax Return), change an annual accounting period, file any amended Tax Return, enter into any closing agreement, settle any material Tax claim or assessment relating to Target, surrender any right to claim a refund of a material amount of Taxes, or consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment relating to Target or the Target Subsidiaries;
(xii)    Target and each of the Target Subsidiaries will not waive, release, assign, settle or compromise any material claim, lawsuit or other action or Proceeding;
(xiii)    Target and each of the Target Subsidiaries will not waive any right or release, compromise or assign any rights or claims under any existing contract in an amount in excess of Twenty Five Thousand and no/100 Dollars ($25,000.00);
(xiv)    Except as permitted in clause (viii) above, Target and each of the Target Subsidiaries will not enter into any contract or agreement (A) for an amount in excess of $25,000.00, (B) for a term longer than one (1) year or (C) that cannot be terminated on thirty (30) days’ notice without fee or penalty;
(xv)    Target and each of the Target Subsidiaries will not terminate or amend the terms of any Lease; and
(xvi)    Target and each of the Target Subsidiaries will not commit to any of the foregoing.
(c)    Exclusivity. From the date of this Agreement through the earlier of the Closing or the termination of this Agreement, except for sales of stock material inventory and manufactured home inventory in the Ordinary Course of Business and except as contemplated in Section 5(s), neither Target nor any of its Affiliates, representatives, advisors or agents, or any other person acting on behalf of Target, shall without the prior written consent of Parent (i) entertain, solicit, initiate or encourage the initiation of inquiries or proposals, directly or indirectly, in any manner with respect to, (ii) furnish or cause to be furnished any information to any individuals or entities (other than Parent and its representatives) in connection with, (iii) participate in any discussions or negotiations with or otherwise pursue, or (iv) enter into any agreement or understanding, whether written or oral, relating to, the sale, recapitalization, liquidation, acquisition or similar transaction of, involving or relating to all or any portion of Target’s business or assets (in any form of transaction whatsoever, including equity purchase or merger).
(d)    Property. From and after the execution of this Agreement and until the Closing: (i) Target agrees to manage and operate the Property in accordance with past practices; (ii) Target shall not make any change in the management of the Property or in its normal and customary leasing and billing practices; (iii) Target will not approve or otherwise initiate any action with respect to zoning or any other governmental rules or regulations applicable to all or any part of the Property; (iv) Target will cause all insurance coverages in effect as of the date of this Agreement to be maintained for the Property in full force and effect, or to replace the same on substantially the same terms and conditions if any such insurance expires, and (iv) Target will not cause or allow any new Encumbrance to be levied upon the Property or the Personal Property other than Taxes.
(e)    Tax Matters. Target, Parent and Merger Sub shall file all Tax Returns consistent with the Intended Tax Treatment, and each shall take no position inconsistent with such treatment, in each case, unless required to do so by applicable Law. Each Party shall immediately notify the other, if, at any time before the Effective Time, such Party becomes aware of any fact or circumstance that could reasonably be expected to prevent or impede the Merger, together with the Drop Down, along with the other transactions effected pursuant to this Agreement, from being treated as a “reorganization” under Section 368(a) of the Code.
(f)    Target Shareholder Consents; Investor Questionnaire. Target shall:
(i)    On or prior to September 16, 2019, but in no event less than ten (10) days before the meeting date of the Target Shareholders to approve this Agreement and the transactions contemplated hereby (the “Target Shareholder Consent Deadline”, which Target Shareholder Consent Deadline may be extended by the mutual agreement of the Parties) provide due notice (in accordance with Target’s Charter Documents and applicable Law, including the Dissenter’s Rights Statute) of a meeting of the Target Shareholders to obtain the Requisite Target Vote;
(ii)    On or prior to October 7, 2019, but in no event less than ten (10) days after notice is given pursuant to Section 5(f)(i), hold a meeting of the Target Shareholders to obtain the Requisite Target Vote; and
(iii)    In the event that the Requisite Target Vote has been obtained at the meeting described in clause (ii) immediately above (or any continuation or adjournment thereof), then as promptly as reasonably practical, provide on behalf of Parent, or assist Parent in providing, to each Target Shareholder the Investor Letter, the Investor Questionnaire and the Registration Questionnaire contained in the Investor Letter. Target shall use its commercially reasonable efforts to request that each Target Shareholder truthfully complete, execute, and deliver the Investor Questionnaire to the Merger Sub on or prior to two (2) Business Days prior to the Closing Date.

(g)    Appraisal Notice. Promptly following the Closing and within ten (10) days thereof, the Surviving Entity shall deliver, to each Dissenting Shareholder pursuant to the Dissenter’s Rights Statute, an Appraisal Notice and the related form, which shall comply with the Dissenter’s Rights Statute and shall list as a return date for return of such form which is forty (40) days following the date such Appraisal Notice is mailed (the “Return Date”).
(h)    Information Statement. As part of the notice to Target Shareholders required pursuant to Section 5(f)(i) hereof, Target shall use its commercially reasonable efforts to deliver to each Target Shareholder an information statement (the “Information Statement”) in accordance with any requirements of the Charter Documents of Target and applicable Law (including the Dissenter’s Rights Statute) describing the transaction contemplated by this Agreement in reasonable detail and information relating to the business, finances and operations of Parent and to the offer and sale of the Parent Shares which Parent shall determine; provided that no later than ten (10) Business Days prior to the delivery of the Information Statement to the Target Shareholders, Parent shall be afforded an opportunity to review and comment on the draft Information Statement, and thereafter Parent and the Target shall use commercially reasonable efforts to agree on a final form of the Information Statement and shall in good faith consider and incorporate any reasonable comments made by the other Party to such draft Information Statement; provided, however, that Parent and Merger Sub shall be solely responsible for any information included or incorporated by reference in the Information Statement as to (i) the business, finances and operations of Parent; (ii) the Public Filings; and (iii) the registration of the Target Shares as described in Section 9(g) (collectively, the “Parent Information Statement Information”) and Target shall not have any liability for the Investor Letter, the Investor Questionnaire, the Registration Questionnaire and the Registration Rights Agreement.
(i)    Employment Matters.
(i)    To the extent permitted by applicable Law, Target shall promptly provide Parent with the following information, as reasonably requested by Parent with respect to the Continuing Employees and Transitional Employees, to assist in effecting their Post-Closing Employment by Surviving Entity, Parent or an Affiliate following the Closing Date in an orderly fashion: each such employee’s current, 2018 and 2017 wage rate or salary, bonus and commission history, exempt/non-exempt status, years of service, job title and job description, if any, any Target vehicles used by such employee, any housing provided to such employee, any Target provided communication devices used by such employee, any expense allowance provided to such employee for his or her personal communication device or business use of a personal vehicle and all personnel files upon receipt of a signed authorization from the applicable employees consenting to the release of their personnel files and holding Target harmless for the release of same.
(ii)    Neither Parent, Surviving Entity nor its Subsidiaries shall fail to continue and maintain the Post-Closing Employment for the minimum duration immediately following the Closing of the minimum number of Continuing Employees necessary to avoid creating any obligation or liability under the WARN Act on the part of Target, any Target Subsidiary or any officer or director of Target or manager or member of any Target Subsidiary.
(iii)    Target shall be responsible for payroll for all of Target and Target Subsidiary employees up to the Closing. To provide for a delineation of source of payment for payroll for Continuing Employees and Transitional Employees, Parent and Merger Sub intend that pre-Closing payroll for periods up to the Closing Date shall come from the Target’s Account and through the Target’s payroll system and payroll for periods on or after the Closing Date shall come from Parent’s bank accounts and payroll system.
(iv)    Target shall be responsible for the payment of commissions for sales transactions closed prior to the Closing. Such commissions shall be payable by the Surviving Entity following the Closing from the Target’s Account and through the Target’s payroll system which shall remain open for a limited time, as determined by Parent, to ensure payments are made (or otherwise), unless applicable law requires payment prior to the Closing if such employee separates prior to the Closing.
(v)    If eligible, accrued (regular) bonuses to eligible Target employees, if any, based on a partial year, shall be paid by Target to eligible Target employees prior to the Closing.
(vi)    The Terminated Employees’ and Discontinued Employees’ employment with Target will be terminated by Target prior to the Closing. The Continuing Employees and Transitional Employees, except those that become Discontinued Employees, shall be on-boarded into the Parent system through the process described in Exhibit 5(i), and upon the Closing, Continuing Employees and Transitional Employees shall commence Post-Closing Employment. Prior to Closing, Target shall extend an offer of severance to eligible Terminated Employees pursuant to the terms of a severance agreement, that includes a general release of claims (in form and substance reasonably satisfactory to Parent and Target).
(vii)    Prior to Closing, Target shall extend an offer of closing bonus to eligible Transitional Employees pursuant to the terms of a closing bonus agreement, that includes a general release of claims (in form and substance reasonably satisfactory to Parent and Target). Unless applicable State law requires otherwise that Target is responsible to make the payments described in this clause (vii) prior to the Closing (in which event Target shall so make this payment prior to Closing), with respect to all other Target employees, the Surviving Entity shall pay all accrued paid time off with respect to such employees as of Closing Date in the next payroll cycle post-Closing from the Target’s Account and through the Target’s payroll system.
(viii)    Unless applicable State law requires Target to be responsible to make the payments described in this clause (viii) prior to the Closing (in which event Target shall so make these payments prior to Closing), with respect to all other Target employees, the Surviving Entity shall pay all accrued paid time off with respect to such employees as of Closing Date in the next payroll cycle post-Closing, which payments shall be made at the direction of the Surviving Entity from the Target’s Account and through the Target’s payroll system.
(ix)    With respect to (i) payroll payments, commissions for sales transactions closed prior to Closing, accrued (regular) bonuses, severance payouts or stay bonus payments, paid time off payments and accruals, amounts funded into Target’s 401(k) plan, in case, either (a) accrued on the Target’s Closing Working Capital Statement, (b) paid prior to the Closing or after the Closing from the Target’s Account or (c) paid by Parent or Surviving entity after the Closing (including those paid from the Target’s Account after the Closing, in each case related to obligations incurred by Target at or prior to the Closing), such items shall be paid by Target. Solely for purposes of providing credits pursuant to this Agreement, Continuing Employees and Transitional Employees shall be accounted for as employees of Target and any Target Subsidiary through 11:59 P.M. on the day prior to the Closing Date and shall be accounted for as employees of Parent or the Merger Sub, as applicable, as of the Closing Date, but, for avoidance of doubt, for all other purposes, the employment by Target and any Target Subsidiary of such employees shall not terminate prior to or as a result of the Merger and will continue through and following the Effective Time.
(x)    In addition to matters described in the foregoing provisions of this Section 5(i), the attached Exhibit 5(i) memorializes certain undertakings among Target, on the one hand, and Merger Sub and Parent on the other hand with respect to the matters set forth therein all of which are subject to the provisions of applicable Law, and incorporated herein by reference as if fully set forth herein.
(xi)    Neither Target, any Target Subsidiary, nor any Target Indemnifying Party shall have any liability, and Parent and Merger Sub agree that they and the Surviving Entity shall have sole liability with respect to (and shall indemnify, defend and hold harmless the Target Indemnified Parties as provided in Section 12(c)(iii) with respect to the following matters (the “Employee Termination Matters”): (a) Parent’s on-boarding process or other action taken or to be taken by Parent, Surviving Entity or their Affiliates described in Exhibit 5(i); (b) any decision, action or inaction, by Parent, Merger Sub or their Affiliates which result in not providing Post-Closing Employment to any of the Terminated Employees or Continuing Employees or in not providing Post-Closing Employment to Transitional Employees as anticipated by this Agreement, in each case arising solely with respect to claims for violations of state or federal discrimination laws; or (c) any violation of the WARN Act as a result of any termination of the Terminated Employees or the discontinuation of the Post-Closing Employment of any Continuing Employee or Transitional Employee.
(j)    Termination of Affiliate Agreements. Target shall cause any contract or arrangement that is disclosed (or should have been disclosed) on Section 3(dd) of the Disclosure Schedule to be terminated effective as of no later than the Closing Date without any ongoing liability on the part of Target except as set forth on such Section of the Disclosure Schedule.
(k)    R&W Insurance Policy. Prior to or on the Closing, Parent: (i) shall pay or cause to be paid, all costs and expenses related to the R&W Insurance Policy, including the total premium, underwriting costs, brokerage commissions and other fees and expenses of such policy and (ii) take all reasonable steps and deliver all declarations and other documents as may be required by the insurer under the R&W Insurance Policy in order to cause the R&W Insurance Policy to be in effect at the Closing and for the R&W Insurance Policy to be issued following the Closing.
(l)    Updates to Disclosure Schedule. From time to time prior to the Closing Date, Target shall deliver to Merger Sub one or more written supplements to the Disclosure Schedule disclosing any matter arising after the date hereof which, if not disclosed, would cause the applicable representation or warranty in Section 3 to no longer be true and correct in all material respects (each a “Schedule Supplement”). Unless consented to in writing by Merger Sub, or otherwise as a result of any action expressly permitted by this Agreement, the disclosure of such matter in any such Schedule Supplement shall not be deemed to have cured any inaccuracy in or breach of any representation or warranty contained in this Agreement, including for purposes of the indemnification or termination rights contained in this Agreement, or of determining whether or not the conditions set forth in Section 6 have been satisfied. If the matters set forth on any Schedule Supplement would, if not consented to in writing by Merger Sub, result in a material breach of any representation or warranty of Target under Section 3, Merger Sub may terminate this Agreement by written notice to Target. If Parent or Merger Sub has the right to, but does not elect to, terminate this Agreement pursuant to this Section 5(l) within three (3) Business Days of its receipt of such Schedule Supplement or if Parent and Merger Sub proceed with the Closing, then Parent and Merger Sub shall be deemed to have irrevocably waived any right to terminate this Agreement with respect to such matter and, further, shall have irrevocably waived its right to indemnification under Section 12 with respect to such matter. If either Parent or Merger Sub elects to terminate this Agreement pursuant to this Section 5(l), the disclosure in the Schedule Supplement which resulted in the election to terminate shall not be deemed to have cured any inaccuracy in or breach of any representation contained in Section 3 for purposes of determining Parent and Merger Sub’s rights under Section 11(a) of this Agreement.
(m)    Environmental Matters.
(i)    Target shall maintain all material Environmental Permits which have been obtained and are in existence and necessary for the ownership, lease, operation or use of the business or assets of Target and the Target Subsidiaries, as the case may be, through the Closing Date in accordance with Environmental Law.
(ii)    With respect to certain matters of Environmental Law, Parent, Merger Sub, Target and the Shareholder Representative agree to the provisions set forth on the attached Exhibit P.
(n)    Access. From the date hereof until the Closing, Target shall (i) afford Parent and its representatives full and free access to and the right to inspect all of the Property, including, but not limited to, the right to conduct environmental, soil, engineering and other tests (provided that Parent has entered into an access agreement with Target, and if applicable, the Target Subsidiary owning such Property, in form and substance satisfactory to Target, in each case, with respect to each Community at which such tests will be performed), and to inspect the mechanical, plumbing and utility systems located at the Property together with all other aspects of the Property, and the books and records, and other documents and data related to Target and the Target Subsidiaries; (ii) furnish Parent and its representatives with such financial, operating and other data and information related to Target and the Target Subsidiaries as Parent or any of its representatives may reasonably request; and (iii) instruct the representatives of Target to cooperate with Parent in its investigation of Target and the Property. Any investigation pursuant to this Section 5(n) shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of Target.
(o)    Bulk Sales Laws and Tax Clearance Certificates.
(i)    Target and the Target Subsidiaries shall provide such cooperation as Merger Sub may reasonably request to allow Merger Sub to comply with any applicable bulk sales laws in connection with the Merger so as to minimize to the extent possible Merger Sub’s liability for transfer Taxes as a result of the application of such bulk sales laws. Without limiting the foregoing, Target and the Target Subsidiaries shall in a timely manner deliver such notices and make such applications as Merger Sub may request in writing as may be necessary to allow such compliance.
(ii)    At or before Closing, Target shall have delivered to Merger Sub the tax status certificates or equivalent documents identified on the attached Exhibit 5(o) (the “Tax Clearance Certificates”) with respect to applicable sales, use, bulk, unemployment and other taxes payable by Target and the Target Subsidiaries and/or otherwise in connection with the Property attributable to the period prior to the Closing Date.
(p)    Pre-Closing Dividend and Pre-Closing Dividend Financing.
(i)    Subject to the terms and conditions of this Section 5(p), prior to the Closing, Target shall declare the Pre-Closing Dividend subject to the consummation of the Closing, and cause the proceeds of the Pre-Closing Dividend Financing to be disbursed to the Escrow Agent to be held in the Pre-Closing Escrow Account as provided herein and in the Escrow Agreement.
(ii)    Any Pre-Closing Dividend Financing shall be obtained by Target solely as described in this Section 5(p).
(iii)    Prior to the date of this Agreement, Target has obtained from a third party lender, other than Parent or its Affiliates (a “Third Party Lender”) a binding commitment letter (the “Commitment Letter”) to provide a term loan facility to Target in an amount sufficient for Target to pay the Pre-Closing Dividend to the Target Shareholders.
(iv)    The Pre-Closing Dividend Financing shall be on the terms set forth in the Commitment Letter and the Parties shall use all commercially reasonable efforts (including executing all documents and taking all actions referenced in the Commitment Letter) to close the Pre-Closing Dividend Financing.
(v)    The proceeds of the Pre-Closing Dividend Financing in the amount of the Pre-Closing Dividend Amount (such amount, less any required tax withholding, the “Pre-Closing Dividend Financing Proceeds”) shall be disbursed to the Escrow Agent to be held in, and disbursed from, the Pre-Closing Escrow Account as provided herein and in the Escrow Agreement.
(vi)    Notwithstanding anything to the contrary in this Section 5(p), if, for any reason, (x) the Pre-Closing Dividend Financing is not obtained prior to the Closing; or (y) the Pre-Closing Dividend Financing Proceeds are not disbursed to the Escrow Agent prior to Closing for application as provided in the immediately preceding clause (iv), then, in each case, Parent agrees that, immediately prior to the Closing, Parent, at its sole cost and expense, will cause (A) the Pre-Closing Dividend Financing to be provided to Target by a replacement Third Party Lender substantially on the terms set forth in the Commitment Letter or such other terms as are acceptable to Target, Merger Sub and the replacement Third Party Lender, and (B) the full Pre-Closing Dividend Amount to be advanced, by wire transfer of immediately available funds, to the Escrow Agent to be held in, and disbursed from, the Pre-Closing Escrow Account as provided herein and in the Escrow Agreement. For the avoidance of doubt, in performing any obligation under this clause (vi), Parent shall not be deemed to be a Financing Source.
(vii)    If for any reason, the Closing does not occur or this Agreement is terminated for any reason, (a) Target shall issue instructions to the Escrow Agent to disburse, and the Escrow Agent shall so disburse, the full Pre-Closing Escrow Amount to the Third Party Lender providing the Pre-Closing Dividend Financing in full repayment of the Pre-Closing Dividend Financing; and (b) neither the Target nor the Shareholder Representative shall thereafter have any further obligation or liability whatsoever with respect to the Pre-Closing Dividend, the Pre-Closing Dividend Amount or the Pre-Closing Dividend Financing.
(q)    Termination of Project Contracts. On or prior to the Closing Date, Target and each Target Subsidiary, as applicable, shall terminate each of the Project Contracts specified under the heading “Contracts to be Terminated at Closing” on the attached Exhibit 5(q) (the “Excluded Contracts”).
(r)    Capital Improvements.
(i)    Target and Merger Sub acknowledge that, as of the date of this Agreement, Target is undertaking the capital improvement projects (collectively, the “Capital Improvement Projects”) set forth on the attached Exhibit 5(r) (the “CapEx Exhibit”). The CapEx Exhibit also sets forth the remaining amount which Target has budgeted as of the date of this Agreement for the completion of the Capital Improvement Projects identified on the CapEx Exhibit.
(ii)    Target shall use commercially reasonable efforts to cause all Capital Improvement Projects on the CapEx Exhibit to be completed before the Closing Date in accordance with the plans therefor and in accordance with its past practices for capital improvement projects generally.
(iii)    Until the Closing, Target shall keep Merger Sub reasonably informed regarding the progress of the Capital Improvement Projects. Merger Sub and its contractors, engineers and consultants shall have the right to visit Communities periodically during the course of the Capital Improvement Project to inspect and evaluate same, and Target or its agents shall participate in and cooperate with such inspections and shall promptly respond to and address any questions or material concerns raised by Merger Sub or its contractors, engineers or consultants.
(iv)    With respect to each Capital Improvement Project that has not been completed prior to the Closing: (a) at the Closing, Target shall provide to Parent a written statement showing the total amount of the costs and expenses paid since the date of this Agreement in completing such Capital Improvement Project, together with receipts or other reasonable evidence of payment therefor reasonably satisfactory to Parent. The amount by which the aggregate amount budgeted for all such Capital Improvement Project as shown on the CapEx Exhibit exceeds the aggregate amount of such costs and expenses paid since the date of this Agreement in completing the Capital Improvement Projects is referred to as the “CapEx Project Credit.” The CapEx Project Credit shall be a credit in favor of Merger Sub in accordance with Section 9(a)(i)(I).
(s)    Tenant Rights Statutes and New Hampshire Statute.
(i)    Following the date of this Agreement and through the Closing Date, Target shall use its commercially reasonable efforts to comply in all material respects with the requirements of all applicable Tenant Rights Statutes (other than the New Hampshire Statute which, for avoidance of doubt, is addressed in clause (ii) immediately below). In determining such requirements, Target shall be entitled to rely on the truth and accuracy of the Parent and Merger Sub’s representations set forth in Sections 4(k) and 4(l).

(ii)    With respect to the New Hampshire Statute, Target’s sole obligations and undertakings under this Agreement shall be as follows with respect to each New Hampshire Community:
(A)    send the applicable New Hampshire Notice to each applicable New Hampshire Recipient within five (5) Business Days following the date upon which this Agreement is executed (or, if later within two (2) Business Days following such date as Parent has made a Public Filing which includes this Agreement as an exhibit and provides the URL address where such exhibit may be accessed);
(B)    promptly upon receipt thereof, to provide Merger Sub with a copy of any written New Hampshire Offer which it receives prior to the Closing;
(C)    deliver any applicable New Hampshire Affidavits as described in Section 6(b)(v); and
(D)    provide the indemnity set forth in Section 12(b)(v) below.
provided, however, for avoidance of doubt (X) Target’s compliance with the provisions of this Section 5(s)(ii) shall not be deemed to be an admission by Target that the New Hampshire Statute applies to any of the transactions contemplated by this Agreement.
(t)    D&O Indemnification and Insurance.
(i)    Parent and Merger Sub agree that all provisions as to indemnification, advancement of expenses and exculpation by Target or any Target Subsidiary now existing in favor of each Person who is now, or has been at any time prior to the date hereof or who becomes prior to the Effective Time an officer, director, member, manager, employee or agent of Target or a Target Subsidiary (each a “D&O Indemnified Party”) as provided in the Charter Documents of Target and the Target Subsidiaries, in each case as in effect on the date of this Agreement, shall be assumed by and be obligations of the Merger Sub, without further action, at the Effective Time (whether or not the Charter Documents of the Surviving Entity provide for different or no such provisions for rights to indemnification, advancement of expenses and exculpation of any D&O Indemnified Party) and shall survive the Merger and shall remain in full force and effect in accordance with their terms for a period of six (6) years following the Closing Date. For six years after the Effective Time, to the fullest extent permitted under applicable Law, Merger Sub shall indemnify, defend and hold harmless each D&O Indemnified Party, and provide for the advancement of expenses and exculpation to such D&O Indemnified Parties, against all losses, claims, damages, liabilities, judgments, costs, expenses (including reasonable attorneys’ fees), fines and settlements in connection with any threatened, pending or completed claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to any action by or omission of such D&O Indemnified Party occurring on or prior to the Closing Date (each a “D&O Claim”) whether asserted or commenced prior to, on or after the Closing Date to the fullest extent required or permitted by the Indemnification Provisions.
(ii)    Prior to the Closing, Target shall obtain and fully pay for a “tail” insurance policy with a claims period of at least six (6) years from the Effective Time with at least the same coverage and amount and containing terms and conditions that are not less advantageous to the directors and officers of Target and the Target Subsidiaries as Target’s existing policies with respect to claims arising out of or relating to events which occurred before or at the Effective Time (including in connection with the transactions contemplated by this Agreement) (the “D&O Tail Policy”). Target shall bear the cost of the D&O Tail Policy, and such costs, to the extent not paid prior to the Closing, shall be included in the determination of Transaction Expenses. During the term of the D&O Tail Policy, Merger Sub shall not take any action following the Closing to cause the D&O Tail Policy to be cancelled or any provision therein to be amended or waived; provided that neither Parent, Merger Sub nor any of their respective Affiliates shall be obligated to pay any premiums or other amounts in respect of such D&O Tail Policy.
(iii)    In the event Merger Sub or any of its successors or assigns (A) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (B) transfers all or substantially all of its properties and assets to any Person, then, and in either such case, proper provision shall be made so that the successors and assigns of Merger Sub shall assume all of the obligations set forth in this Section 5(t).
(u)    Transition Services.
(i)    During the period commencing at the Effective Time and, with respect to all matters other than those set forth in subsection (C)(iii) below, concluding upon the completion of all re-prorations and adjustments pursuant to Section 9(a)(ii) below (the “Services Term”), Parent and Merger Sub shall use good faith, commercially reasonable efforts to make available to the Shareholder Representative the Transitional Employees (and their replacements or other employees assuming their responsibilities, if any) (the “Services Employees”) on an as needed basis in person and via telephone, teleconference, email or facsimile communication during normal business hours (8:00 A.M. through 5:00 P.M.) on Business Days, unless otherwise agreed by Parent or Merger Sub, to provide assistance to the Shareholder Representative in connection with the following:
(A)    the Shareholder Representative’s activities described in Section 9(a)(ii), including the review of the prorations and adjustments described in Section 9(a)(i), the preparation of any notice to, or the response to any notice from, Parent or Merger Sub as to any Discrepancy, the negotiation, arbitration and resolution of any Discrepancy, and the determination of the amount of any Merger Sub Credit or Target Credit;
(B)    any actions to be taken by Shareholder Representative pursuant to Section 9(e);
(C)    the Shareholder Representative’s activities described in Section 10, including (i) the review by Shareholder Representative of any of the Straddle Period Returns and Tax Statements prepared or delivered by Parent, Shareholder Representative’s request for changes to such Straddle Period Returns, and the resolution of any issues arising from such review; (ii) Shareholder Representative’s preparation of any Pre-Closing Tax Returns, the submission thereof to Parent for its review, and the consideration of comments thereto by Parent; and (iii)

Shareholder Representative’s cooperating with Parent in any audit, litigation or other proceeding with respect to Taxes, as described in Section 10(c) or Section 10(e); and
(D)    in preparing any notices, directives or payments to the Exchange Agent, the Escrow Agent or the Target Shareholders, as may be deliverable by the Shareholder Representative during the Services Term.
Notwithstanding the foregoing, Parent and Merger Sub shall not be obligated to make available to Shareholder Representative the services of any Services Employee to the extent that doing so would materially interfere with such Services Employee’s primary employment responsibilities to Parent, Merger Sub or their Affiliates.
(ii)    In making the Services Employees so available, the Parent and Merger Sub shall provide to Shareholder Representative and such Services Employees access to such books, records and other documents of the Target and Merger Sub and other personnel of the Merger Sub as may be reasonably requested by Shareholder Representative or such Services Employees, solely for the purposes of Shareholder Representative’s activities described in this Section 5(u).
(iii)    Except as otherwise provided for herein, each of the Parties will bear its own costs and expenses (including legal fees and expenses) incurred in connection with the provisions of this Section 5(u). Parent and Merger Sub shall be solely responsible for any insurance with respect to, for any compensation and benefits to, and for any related employment Taxes with respect to, any of the Services Employees. If Services Employees provide any services to Shareholder Representative contemplated by this Section 5(u) after the Services Term, Shareholder Representative shall reimburse Parent and Merger Sub upon provision of evidence of payment therefor, for (X) the salary or wages of the Services Employees (at their then current hourly rate) for the time spent by such Services Employees in rendering services to the Shareholder Representative pursuant to this Section 5(u); and (Y) any reasonable out-of-pocket expenses incurred by Parent, Merger Sub or their Affiliates in making the Services Employees available as provided in this Section 5(u). Notwithstanding anything else in this Section 5(u), the Services Employees are employees of Parent, Merger Sub or another Affiliate of Parent and not employees of Shareholder Representative; provided that none of Parent, Merger Sub or their Affiliates shall be liable or responsible to Shareholder Representative, any Target Shareholder or any other party with respect to any services provided by any Services Employees to Shareholder Representative.
(iv)    The relationship of Parent and Merger Sub, on the one hand, and Shareholder Representative, on the other hand, under this Section 5(u) is and shall be that of an independent contractor. The Services Employees shall be required to devote only so much time, energy and skill in rendering assistance to the Shareholder Representative as provided in this Section 5(u) as may be necessary to complete the rendering of such assistance in a timely and competent manner. Neither Parent nor Merger Sub shall be considered, under the provisions of this Section 5(u) or otherwise, to be a partner or joint venturer of Shareholder Representative. Neither Parent nor Merger Sub, on the one hand, nor Shareholder Representative, on the other hand, shall exercise any control over the activities and operations of the other with respect to the matters contemplated by this Section 5(u).

Section 6.    Conditions to Obligation to Close.
(a)    Conditions to Obligations of All Parties. The obligation of each Party to consummate the transactions to be performed by it in connection with the Closing is subject to satisfaction of the following conditions:
(i)    This Agreement shall have been duly adopted by the Requisite Target Vote;
(ii)    [intentionally omitted]
(iii)    Not less than 67 days shall have passed since the date that Target delivers the applicable New Hampshire Notices for each New Hampshire Community; and

(iv)    No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any order, writ, judgment, injunction, decree, stipulation or determination which is in effect and would (A) prevent consummation of any of the transactions contemplated by this Agreement, or (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation.
(b)    Conditions to Merger Sub’s and Parent’s Obligation. The obligation of Merger Sub and Parent to consummate the transactions to be performed by it in connection with the Closing is subject to satisfaction of the following conditions:
(i)    The representations and warranties set forth in Section 3 shall be true, complete and correct in all material respects at and as of the Closing Date, except to the extent that such representations and warranties are qualified by materiality or the term “material,” in which case such representations and warranties (as so written, including the term “material”) shall be true and correct in all respects as of the Closing Date;
(ii)    Target shall have performed and complied with all of its covenants and obligations hereunder in all material respects through the Closing; except to the extent that such covenants and obligations are qualified by materiality or the term “material,” in which case Target shall have performed such covenants and obligations, as so qualified, in all respects;
(iii)    Each of the Transaction Agreements to which Target and the Shareholder Representative are to be parties pursuant to this Agreement shall have been executed and delivered by each of them;
(iv)    Holders of no more than ten percent (10%) of the outstanding Target Shares as of immediately prior to the Effective Time, in the aggregate, shall have provided notice to the Target of such Target Shareholder’s intent to assert dissenter’s or appraisal rights in accordance with the Dissenter’s Rights Statute which has not been withdrawn;
(v)    Target shall have filed with the registry of deeds of the county in which such Silent Community is located executed originals of the applicable New Hampshire Affidavit with respect to each Silent Community and provided evidence of such filing(s) to Merger Sun;

(vi)    Target shall have received all consents from third parties whose consent is required as set forth in Section 3(c) of the Disclosure Schedule (other than those contracts specifically identified in Section 3(c) of the Disclosure Schedule as “Consent/Notice Waived by Parent and Merger Sub”), in each case, in form and substance reasonably satisfactory to Parent and Target, and no such consent shall have been revoked;
(vii)    The coverage under the R&W Insurance Policy in the form set forth in the binder attached thereto as Exhibit J shall be in effect; provided that this condition shall not apply in the event that the Parent and Merger Sub shall have failed to (A) pay or cause to be paid, all costs and expenses related to the R&W Insurance Policy, including the total premium, underwriting costs, brokerage commissions and other fees and expenses of such policy or (B) take all reasonable steps and deliver all declarations and other documents as may be required by the insurer under the R&W Insurance Policy in order to cause the R&W Insurance Policy in effect as of the Closing and for the R&W Insurance Policy to be issued after the Closing.

(viii)    [Intentionally omitted.]

(ix)    Merger Sub shall have received the resignations, effective as of the Closing, of each director and officer of Target and each manager and officer of each Target Subsidiary;
(x)    Target shall have delivered to Merger Sub the Rent Roll and the Rental Lease Schedule updated as of the day prior to the Closing Date;
(xi)    Target shall deliver a certificate to Merger Sub and Parent, dated as of the Closing Date, certifying that (A) Section 6(b)(i) has been satisfied as of the Closing Date and (B) all covenants and obligations of Target set forth in Section 5 have been complied with in all material respects, except to the extent that such covenants and obligations are qualified by materiality or the term “material,” in which case Target shall have performed such covenants and obligations, as so qualified, in all respects;
(xii)    Target shall have updated the Current Earnings and Profits Amount set forth in Section 3(ee)(xii) of the Disclosure Schedule for the period from January 1, 2019 to the month ended immediately prior to month in which the Closing occurs, which calculation, to the Knowledge of Target, shall be true, complete and accurate in all material respects;
(xiii)    The Title Company shall have issued at Closing, or unconditionally committed at Closing to issue, to Merger Sub the Title Policy;

(xiv)    At least two (2) Business Days prior to the Closing Date, Target shall have delivered to Merger Sub a true, correct and complete list of Inventory.
(xv)    Kristian Jensen III shall have executed and delivered to Merger Sub a Non-Compete Agreement (the “Non-Compete Agreement”), substantially in the form attached hereto as Exhibit L, which shall be in full force and effect as of the Closing Date;
(xvi)    Target shall have delivered the Tax Clearance Certificates required to be obtained pursuant to Section 5(o)(ii) to Merger Sub;

(xvii)    Target shall have delivered a list of holders of record of Target Shares (the “Closing Target Shareholders”) and the number of Target Shares owned by each such Closing Target Shareholder as of immediately prior to the Effective Time which shall be the Target Shareholders entitled to receive the Per Share Merger Consideration and the Pre-Closing Dividend;
(xviii)     Subject to Section 5(p), Target shall have declared the Pre-Closing Dividend and paid the Pre-Closing Dividend to the Target Shareholders by delivering the Pre-Closing Dividend Financing Proceeds to the Escrow Agent to be held for the benefit of Target prior to Closing, provided, however, that immediately prior to the Effective Time such funds will be held for the benefit of the Closing Target Shareholders, and disbursed from the Pre-Closing Escrow Account as provided herein and in the Escrow Agreement, and, provided further that in the event that the Merger is not consummated, returned to the Third Party Lender as contemplated by Section 5(p);
(xix)    Target shall have delivered listing of outstanding Indebtedness, identifying the holders thereof and amounts outstanding and a listing of Transaction Expenses, identifying the payee thereof and amounts owed, in each case, as of immediately prior to Closing.

(xx)    Target shall have delivered the FIRPTA Certificate to Parent;
(xxi)    Target shall have duly filed with the Connecticut Secretary of State a certificate of merger (the “Connecticut Certificate of Merger”), in substantially the form attached hereto as Exhibit M.
(xxii)    No action, suit, or Proceeding (other than those commenced by Parent or Merger Sub or their Affiliates) shall be pending before any court or quasi-judicial or administrative agency of any Federal, state, local or non-U.S. jurisdiction, or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling or charge would (A) prevent consummation of any of the transactions contemplated by this Agreement, or (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation
(xxiii)    Target shall have cured all Material Defects or the Adjusted Purchase Price shall have been reduced in accordance with Section 8(a).
(xxiv)    Target and Shareholder Representative shall have delivered such other documents and instruments as are contemplated in this Agreement or as Parent and Merger Sub may reasonably request in order to evidence or consummate the transactions contemplated in this Agreement or to effectuate the purpose or intent of this Agreement.
Merger Sub and Parent may waive any condition specified in this Section 6(b) if they execute a writing so stating at or prior to the Closing.
(c)    Conditions to Target’s Obligation. The obligation of Target to consummate the transactions to be performed by it in connection with the Closing is subject to satisfaction of the following conditions:

(i)    The representations and warranties set forth Section 4 shall be true and correct in all material respects at and as of the Closing Date, except to the extent that such representations and warranties are qualified by materiality or the term “material,” in which case such representations and warranties (as so written, including the term “material”) shall be true and correct in all respects as of the Closing Date;
(ii)    Parent and Merger Sub shall have each performed and complied with all of its covenants and obligations hereunder in all material respects through the Closing; except to the extent that such covenants and obligations are qualified by materiality or the term “material,” in which Parent and Merger Sub shall have performed such covenants and obligations, as so qualified, in all respects;
(iii)    Each of the Transaction Agreements to which Parent and Merger Sub are to be parties pursuant to this Agreement shall have been executed and delivered by each of them;
(iv)    Parent shall deliver a certificate to Target, dated as of the Closing, certifying that (A) Section 6(c)(i) has been satisfied as of the Closing Date and (B) all covenants of Parent and the Merger Sub set forth in Section 5 have been complied with in all material respects, except to the extent that such covenants and obligations are qualified by materiality or the term “material,” in which case Target shall have performed such covenants, as so qualified, in all respects;

(v)    the Parent Shares shall have been and shall continue to be approved for listing on the New York Stock Exchange, subject to official notice of issuance, and the Parent shall have delivered written evidence reasonably satisfactory to the Target of such approval;
(vi)    No action, suit, or Proceeding (other than those commenced by Target or a Target Subsidiary) shall be pending before any court or quasi-judicial or administrative agency of any Federal, state, local or non-U.S. jurisdiction, or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling or charge would (A) prevent consummation of any of the transactions contemplated by this Agreement, or (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation;
(vii)    Merger Sub shall have duly filed with the Secretary of State of the State of Delaware a certificate of merger (the “Delaware Certificate of Merger” and together with the Connecticut Certificate of Merger, collectively, the “Certificates of Merger”), in substantially the form attached hereto as Exhibit N;
(viii)    Parent shall have executed and delivered to Target a Registration Rights Agreement, substantially in the form attached hereto as Exhibit O, which shall be in full force and effect as of the Closing Date;
(ix)    Parent and Merger Sub shall have delivered such other documents and instruments as are contemplated in this Agreement or as Target and Shareholder Representative may reasonably request in order to evidence or consummate the transactions contemplated in this Agreement or to effectuate the purpose or intent of this Agreement;
(x)    Subject to Section 5(p), prior to the Effective Time, Target shall have obtained the Pre-Closing Dividend Financing and the Pre-Closing Dividend shall have been paid to the Target Shareholders by delivery of the Pre-Closing Dividend Financing Proceeds to the Escrow Agent and the Pre-Closing Dividend Financing Proceeds shall be available for disbursal by the Escrow Agent in accordance with Section 2(c)(iv) and Section 2(i); and
(xi)    The R&W Insurance Policy in the form set forth in the binder attached hereto as Exhibit J shall be in effect.
Target may waive any condition specified in this Section 6(c) if it executes a writing so stating at or prior to the Closing.
Section 7.    Termination.
(a)    Termination of Agreement. Prior to the Closing, in addition to the rights to terminate this Agreement as provided elsewhere herein, Parent and Merger Sub, on the one hand, and Target, on the other hand, may terminate this Agreement as provided below:
(i)    the Parent, Merger Sub and Target may terminate this Agreement by mutual written consent at any time prior to the Effective Time;
(ii)    Merger Sub and Parent may terminate this Agreement in accordance with Section 8(a) and Section 11(a);
(iii)    Target may terminate this Agreement in accordance with Section 11(b);
(iv)    Merger Sub and Parent, on the one hand or Target, on the other hand, may terminate this Agreement if the Closing has not been consummated on or prior to December 31, 2019 (the “Outside Closing Date”); provided, however, Merger Sub and Parent may not terminate this Agreement pursuant to this Section 7(a)(iv) if the failure to close by such date shall have been caused by, or is the result of, the breach of the terms of this Agreement by Parent or Merger Sub, and Target may not terminate this Agreement pursuant to this Section 7(a)(iv) if the failure to close by such date shall have been caused by, or is the result of, the breach of the terms of this Agreement by Target or Shareholder Representative; provided; further; (A) Parent and Merger Sub may not terminate this Agreement pursuant to this Section 7(a)(iv) if all of the requirements pursuant to Section 6(a) and Section 6(b) of this Agreement have been satisfied as of the Outside Closing Date and Target delivers written notice to Parent of its intention to close the transactions contemplated by this Agreement on the Outside Closing Date, and (B) Target may not terminate this Agreement pursuant to this Section 7(a)(iv) if all of the requirements pursuant to Section 6(a) and Section 6(c) of this Agreement have been satisfied as of the Outside Closing Date and Parent delivers written notice to Target of its intention to close the transactions contemplated by this Agreement on the Outside Closing Date.
(b)    Effect of Termination. If the Parties terminate this Agreement pursuant to Section 7(a)(i), if Parent or Merger Sub terminates this Agreement pursuant to Section 7(a)(ii), Section 7(a)(iv), Section 8(a), or Section 11(a), or if Target terminates this Agreement pursuant to Section 7(a)(iii), Section 7(a)(iv), or Section 11(b), all rights and obligations of the Parties hereunder, except for rights and obligations related to the forfeiture or return of the Deposit pursuant to Section 11 hereof, shall terminate without any liability of any Party to any other Party (other than any obligations that survive termination); provided, however, that nothing in this Agreement shall relieve any Party from liability for any breach by such Party of its covenants under this Agreement.

Section 8.    Title, Survey and Zoning Review.
(a)    Title, Survey and Zoning Review.
(i)    Merger Sub shall order with respect to the Property, a title insurance commitment from the Title Company for each parcel of real property included in the Property (collectively, the “Title Commitment”), along with legible copies of all instruments described in the Title Commitment (“Title Documents”), to issue the Title Policy without the “standard exceptions” and containing such additional endorsements as Merger Sub shall reasonably request, proposing to insure Target in the aggregate amount of the Adjusted Purchase Price no later than the date occurring ten (10) days after the date of this Agreement.
(ii)    Merger Sub shall obtain, no later than the Diligence Expiration Date, a new survey or revise, modify or re-certify an existing survey for each parcel of real property included in the Property (collectively, the “Survey”) as necessary for the Title Company to delete the survey exception from the Title Policy, or to otherwise satisfy Merger Sub’s objectives, unless Merger Sub accepts a standard survey exception in the Title Policy.
(iii)    Merger Sub shall promptly deliver the Survey to its zoning consultant and Merger Sub shall obtain no later than five (5) days after delivery of the Survey to its zoning consultant, a zoning report for each parcel of real property included in the Property (collectively, a “Zoning Report”) as necessary to satisfy Merger Sub’s objectives.
(iv)    Target shall cure all liens, judgments and other prior financing matters created by, under or through Target as shown on the Title Commitment or of record, and such liens, judgments and other prior financing matters Target shall cause to be released at or prior to Closing (with Target having the right to apply the Adjusted Purchase Price, or a portion thereof, for such purpose) (the “Removable Liens”), and Target shall deliver the Property free and clear of any such Removable Liens, other than current year Taxes. Target further agrees to remove any exceptions or encumbrances to title which are voluntarily created by, under or through Target after the date of this Agreement without Merger Sub’s consent.
(v)    If the Title Commitment, the Survey (or any revision or update of either of them) or the Zoning Report discloses exceptions not acceptable to Merger Sub or zoning violations, Merger Sub shall so notify Target and shall state whether it considers any such unacceptable exception or zoning violation to be a Material Defect on or prior to the following dates: (A) with respect to Merger Sub’s initial review of the Title Commitment, Title Documents, Survey and Zoning Report, the date occurring ten (10) Business Days after Merger Sub’s receipt of the Title Commitment, Title Documents, the Survey for each parcel of Land but in any event not later than the Diligence Expiration Date; and (B) with respect to any unacceptable exception resulting from a document recorded after the date of the applicable Title Commitment delivered as provided above which unacceptable exception is identified in any updates to the Title Commitment, Title Documents or Survey obtained by Merger Sub after its initial review and objections, the date occurring five (5) Business Days after Merger Sub’s receipt of such updated Title Commitment, Title Documents or Survey. Target shall have until 5:00 p.m. (eastern standard time) on the date occurring ten (10) Business Days after Merger Sub’s applicable notification (the “Target’s Title/Zoning Cure Deadline”) to have each such unacceptable exception to title removed, or to correct each such other matter or zoning violation, or undertake in writing to do the foregoing, and shall provide written notice to Merger Sub thereof. If by the Target’s Title/Zoning Cure Deadline Target fails to, declines to undertake in writing to, or determines not to have each such unacceptable exception removed, or to correct each such other matter or zoning violation as aforesaid, and such unacceptable exceptions or zoning violations are not Material Defects as set forth in Section 8(a)(vi) below, Merger Sub shall accept title to the Property as it then is with no adjustment to the Adjusted Purchase Price.
(vi)    Material Defects.
(A)    Merger Sub will provide written notice to Target of all Material Defects based on Merger Sub’s review of the Title Commitment, Survey and zoning reports on or before (i) the Diligence Expiration Date with respect to Merger Sub’s initial review of the Title Commitment, Title Documents and Survey and (ii) with respect to any updates to the Title Commitment, Title Documents or Survey obtained by Merger Sub after the Diligence Expiration Date, the date occurring five (5) Business Days after Merger Sub’s receipt of such updated Title Commitment, Title Documents or Survey. Within ten (10) Business Days following Merger Sub’s delivery of notice of Material Defects, Target and Merger Sub shall confer and negotiate in good faith on a mutually-acceptable resolution of the Material Defects, including the agreed-upon cost to cure each of the Material Defects, and the amount of the Impacts of each of such Material Defects, which will be a credit against the Adjusted Purchase Price in favor of Merger Sub if the applicable Material Defects cannot be cured (such ten (10) Business Day period is referred to herein as the “Mutual Resolution Period”). If, upon the expiration of the Mutual Resolution Period, either (A) the Parties cannot agree on an appropriate resolution of any Material Defect, (B) Target disputes the validity of any Material Defect, or (C) the Parties cannot agree on the cost to cure or the Impacts amount of any applicable Material Defect, then the Parties shall submit such dispute to binding arbitration (with a notice that shall include the applicable Material Defect in dispute and each Party’s determination of the associated Impacts) by such third-party arbitrator mutually acceptable to the Parties (the “Arbitrator”). The Arbitrator will decide if each such Material Defect in dispute is valid, and if it is valid, the cost to cure such Material Defect and the Impacts amount of such Material Defect. The decision of the Arbitrator shall be delivered within ten (10) Business Days of the submission of the dispute and shall be conclusive and binding upon the Parties.

(B)    If the aggregate amount of the Impacts for all of the Material Defects does not exceed the Cure Maximum, as agreed upon by the parties pursuant to Section 8(a)(vi)(A) above (whether through the Mutual Resolution Period or arbitration), Target shall use its commercially reasonable efforts to cure all Material Defects prior to Closing, up to the Cure Maximum. If Target uses its commercially reasonable efforts to cure all Material Defects up to the Cure Maximum, but is unable to do so by the Closing Date, the Parties will close subject to the remaining Material Defects with a reduction of the Adjusted Purchase Price in an amount equal to the total Impacts amount of such uncured Material Defects, such reduction not to exceed the Cure Maximum minus the amount of the total Impacts of the cured Material Defects paid by Target prior to the Closing.

(C)    If the aggregate amount of the Impacts for all of the Material Defects exceeds the Cure Maximum, as agreed upon by the parties pursuant to Section 8(a)(vi)(A) above (whether through the Mutual Resolution Period or arbitration), Target may elect, by written notice to Merger Sub within five (5) Business Days of the determination of the aggregate Impacts amount, to elect, in its sole and absolute discretion, to either (i) use its commercially reasonable efforts to cure all of the Material Defects, including the Material Defects which have Impacts in excess of the Cure Maximum, (ii) not cure any of Material Defects, or (iii) use its commercially reasonable efforts to cure only those Material Defects with aggregate Impacts up to, but not exceeding, the Cure Maximum. If Target elects (i) of the immediately preceding sentence and any or all of the Material Defects are not cured by the Closing Date, then Merger Sub can elect to either (a) terminate this Agreement, in which event this Agreement, without further action of the Parties, shall become null and void and neither Party shall have any further rights or obligations under this Agreement, other than those that by their terms survive the termination of this Agreement, or (b) close subject to the Material Defects with a reduction of the Adjusted Purchase Price in an amount equal to the total Impacts amount of such uncured Material Defects, such reduction not to exceed the Cure Maximum minus the amount of the total Impacts of the cured Material Defects paid by Target prior to the Closing. If Target elects clause (ii) of the immediately preceding sentence, then Merger Sub can elect, by written notice to Target within five (5) Business Days after Merger Sub’s receipt of Target’s election, to either (a) terminate this Agreement, in which event this Agreement, without further action of the Parties, shall become null and void and neither Party shall have any further rights or obligations under this Agreement, other than those that by their terms survive the termination of this Agreement, or (b) close subject to the Material Defects with a reduction of the Adjusted Purchase Price in an amount equal to the Cure Maximum. If Target elects clause (iii) of the first sentence of this Section 8(a)(vi)(C), then Merger Sub can elect, by written notice to Target within five (5) Business Days after Merger Sub’s receipt of Target’s election, to either (a) terminate this Agreement, in which event this Agreement, without further action of the Parties, shall become null and void and neither Party shall have any further rights or obligations under this Agreement, other than those that by their terms survive the termination of this Agreement, or (b) close subject to any Material Defects that are uncured by the Closing Date with a reduction of the Adjusted Purchase Price in an amount equal to the total Impacts amount of such uncured Material Defects, such reduction not to exceed the Cure Maximum minus the amount of the total Impacts of the cured Material Defects paid by Target prior to the Closing.

(b)    Subject to the provisions of Section 5(s)(ii), Target shall use its commercially reasonable efforts to deliver to Merger Sub and the Title Company any and all affidavits or certificates reasonably required by the Title Company to issue the Title Policy in the form and condition required by this Agreement, including, without limitation, owner’s affidavits and gap undertakings (provided that any such affidavits and certificates to be executed by the Target shall be executed by an officer of Target solely in his or her capacity as such), (including, without limitation a “Non-Imputation Affidavit” in such form as the Title Company may require in order to issue a “Non-Imputation Endorsement” with respect to the Knowledge of Target).

(c)    Parent and Merger Sub shall use their commercially reasonable efforts to deliver any and all affidavits, certificates or other documents reasonably required by the Title Company to issue the Title Policy in the form and condition required by this Agreement.
Section 9.    Additional Closing Matters.
(a)    Prorations and Working Capital Adjustments.
(i)    Prorations and Working Capital Adjustments at Closing. It is the intention of the Parties that, except to the extent set forth in this Agreement, Merger Sub shall only be responsible for costs and obligations relating to the Property accruing on the Closing Date and thereafter. In furtherance of this objective, a statement of prorations and adjustments (the “Proration Statement”) shall be prepared by Target and submitted to Merger Sub for review not less than five (5) Business Days prior to the Closing Date. The Proration Statement shall be limited to the items identified in the Target Identified Account Listing under the heading “Proration Accounts” and the items set forth in this Section 9(a)(i), the amounts thereof to be determined in accordance with the Closing Working Capital Accounting Principles, except that (x) items described clause (A) below may be determined by reference to the actual tax bills for the applicable Property and Personal Property, if available, and (y) items described in clause (B) shall be determined as set forth therein. Concurrently with its delivery of the Proration Statement, Target shall also deliver its statement setting forth a good faith estimate of each of the items of Current Assets and Current Liabilities as of the Closing Date, which shall be prepared in accordance with the Closing Working Capital Accounting Principles for each of the Working Capital Accounts set forth in the Target Identified Account Listing (the "Closing Working Capital Statement”). Target and Merger Sub shall cooperate in finalizing the Proration Statement and Closing Working Capital Statement prior to the Closing. For avoidance of doubt, both the Proration Statement and the Closing Working Capital Statement (and any prorations and adjustments to the amounts therein pursuant to Section 9(a)(ii)) shall be made without duplication and without giving effect to the transactions contemplated herein and shall exclude the impact of any action taken by Parent or Merger Sub on or after the Closing Date. For purposes of the adjustments and credits set forth in this Section 9(a), Merger Sub shall be deemed the owner of the Property on the Closing Date. After all such credits are so determined and given to the Target or Merger Sub, as applicable, the aggregate amount of such credits in favor of the Merger Sub shall be subtracted from the aggregate amount of the credits in favor of Target, and the resulting amount shall be the "Closing Prorations Credit" (which may be a negative number).
(A)    Real Estate Taxes. Real estate taxes and personal property taxes which are a lien upon or levied against any portion of the Property prior to the Closing Date, and all pre-Closing Date Current Taxes levied prior to the Closing Date (to the extent of installments thereof due prior to the Closing Date), shall be the obligation of and paid by or on behalf of Target and the Target Subsidiaries on or prior to the Closing Date. Further, all taxes in the nature of rollback or similar taxes charged, assessed or levied based on the prior use or any change in use of the Land or Improvements prior to Closing shall be the obligation of and paid by Target and the Target Subsidiaries. All real estate taxes and personal property taxes (the “Current Taxes”) levied against any portion of the Property with respect to the applicable tax year (determined, as set forth in Exhibit 9(a)(i)(A) in accordance with the custom in the county where the Property is located) in which the Closing occurs shall be prorated and adjusted between the Parties such that Target is responsible for that portion of the Current Taxes allocable to the period from the beginning of such tax year to and including the day prior to the Closing Date, and Merger Sub is responsible for that portion of the Current Taxes allocable to the period commencing on the Closing Date through the end of the tax year. Merger Sub shall pay all installments of special assessments due on and after the Closing Date. In addition, if Target or any Target Subsidiary has paid any taxes or assessments for or in respect of tax years commencing on or after the Closing Date, then Merger Sub shall be responsible for same and the amount thereof shall be credited to Target at Closing. If the tax bills for the Current Taxes have not been issued by the Closing Date, Target and Merger Sub agree to use 105% of the amount of the taxes for the year immediately preceding the Closing for the purpose of computing the prorations under this Section 9(a)(i)(A). Any refund or rebate of Current Taxes which is received by or payable to Merger Sub, Target or a Target Subsidiary after the Closing shall be prorated between Target and Merger Sub, in the manner provided above, promptly upon receipt. If there are any open appeals of real estate taxes or assessments for tax years prior to the tax year in which the Closing occurs, then Merger Sub may continue to prosecute and control such appeals at Merger Sub’s sole expense, and any rebate or benefit from such appeals shall be solely for the Merger Sub’s account.
(B)    Rents. As it relates to (i) rents, late charges, interest receivable, partial payments and other associated charges and revenues due under any Lease at the Property (collectively, the “Rents”) for the calendar month in which the Closing Date occurs (the “Closing Month”), and (ii) Rents from tenants who are not more than thirty (30) days delinquent as of the last day of the calendar month prior to the Closing Date (the “Prior Month”), Merger Sub and Target shall prorate, on an accrual basis, and Merger Sub shall provide Target with a credit for (x) all unpaid Rents from tenants for the Prior Month; and (y) Target’s pro rata share of the total unpaid Rents for the Closing Month, based upon the number of days in such month, and Target shall provide a credit to Merger Sub for Merger Sub’s pro rata share of the collected Rents received for the Closing Month; provided, however, such delinquent rents shall be subject to re-proration and a credit to Target pursuant to Section 9(a)(ii) if received after the Closing. There shall be no credit granted by Merger Sub to Target at Closing for delinquent Rents for periods prior to the Prior Month. From and after the Closing Date, Merger Sub shall have the right to receive all such Rents and Target shall have no further rights following Closing with respect to such Rents. Merger Sub has no obligation to collect any past due Rent and shall have the right to pursue (or not pursue) collection, discount or eliminate any past due Rent in its sole and absolute discretion. To the extent Merger Sub collects any Rents allocable to the period prior to the Closing Date, including any past due Rent, Merger Sub shall retain the same, but such Rent so collected (less any costs of collection incurred by Merger Sub) shall be subject to re-proration as set forth in Section 9(a)(ii).
(C)    Security Deposits. The full amount of the security and other deposits paid under the Leases, together with interest thereon (to the extent applicable Law or the Leases require interest to be paid by the holder of such deposits), shall become the responsibility of the Merger Sub by operation of the Merger, and neither Merger Sub nor Target shall receive a credit with respect thereto.
(D)    Utilities. All amounts for water, electric, telephone and all other utility and fuel charges, fuel on hand (at cost plus sales tax) and any deposits with utility companies (to the extent possible, utility prorations shall be handled by meter readings on the Closing Date), to the extent attributable to the period prior to the Closing Date and not accrued for by Target on the Closing Working Capital Statement, shall be a credit in favor or Merger Sub, and to the extent attributable to the period from and after the Closing Date and so accrued on the Closing Working Capital Statement shall be a credit in favor of Target.
(E)    License Fees. Prepaid assignable license and permit fees, to the extent attributable to the period prior to the Closing Date, to the extent not accrued for by Target on the Closing Working Capital Statement shall be a credit in favor or Merger Sub, and to the extent attributable to the period from and after the Closing Date and so accrued on the Closing Working Capital Statement shall be a credit in favor of Target.
(F)    Prepaid Insurance. Prepaid premiums for insurance carried by Target (which, for avoidance of doubt, shall exclude the D&O Tail Policy), which Merger Sub may, at its election, elect, prior to Closing, to terminate to the extent attributable to the period from and after the Closing Date and so accrued on the Closing Working Capital Statement, and any refunds payable to Target, shall be a credit in favor of Target.
(G)    Project Contract Charges. Charges under Project Contracts, to the extent attributable to the period prior to the Closing Date and not accrued for by Target on the Closing Working Capital Statement shall be a credit in favor or Merger Sub, and charges under Project Contracts attributable to the period from and after the Closing Date and so accrued shall be a credit in favor or Target. All termination charges payable by Target or Surviving Entity with respect to Excluded Contracts and the other Project Contracts specified under the headings “Contracts to be Terminated One (1) Business Day Following the Closing” and “Contracts to be Terminated Post-Transition” set forth on Exhibit 5(q) shall be accrued as a Current Liability on the Closing Working Capital Statement.

(H)    Other Prorations. To the extent that items set forth in the Proration Statement are not adjusted as set forth above, Target will receive a credit for such items which are identified in the Target Identified Account Listing as “Target Proration Credit Accounts” and Merger Sub shall receive a credit for such items which are identified on the Target Identified Account Listing as “Sun Proration Credit Accounts.”
(I)     CapEx Credit. Merger Sub shall receive a credit in the amount of the aggregate of all CapEx Project Credits determined in accordance with Section 5(r). The amount of such credit at Closing shall be determined based on Target’s written statement of the amount of costs and expenses described therein delivered at the closing, and shall not be subject to reproration or adjustment after the Closing in accordance with Section 9(a)(ii).
(J)    Employee Costs. Each of Target and Merger Sub shall be responsible for and receive credits with respect to those expenses relating to employees as are set forth in Section 5(i) and Exhibit 5(i). Merger Sub shall receive a credit in the amount of 50% of the estimated costs and expenses associated with the Services Employees for the Services Term.
(K)    Working Capital. The Target shall receive a credit with respect to all amounts for Current Assets listed on the Closing Working Capital Statement and the Merger Sub shall receive a credit with respect to all amounts for Current Liabilities listed on the Closing Working Capital Statement, in each case, except to the extent so adjusted pursuant to the immediately preceding clause (J).

(L)    Pending Litigation. Merger Sub shall receive a credit for all insurance deductibles estimated to be incurred by Merger Sub after the Closing with respect to insurance claims pending on or before the Closing.

(M)    Agreed to Credit. Target shall receive an agreed-to credit in the amount of $260,000.00 which shall not be subject to reproration or adjustment after the Closing in accordance with Section 9(a)(ii).
(N)    No liabilities included in the determination of any of the foregoing shall include any amounts for any liability or obligation related to the Debt Payoff Amount or the Transaction Expense Amount to the extent actually included as a reduction to the Closing Cash Merger Consideration.
(ii)    Re-prorations and Adjustments After Closing.
(A)    If, on or before the later of (X) the ninetieth (90th) day following the Closing or, (Y) the tenth (10th) day following the filing of all Straddle Returns and the Pre-Closing Tax Returns as provided in Section 10 (the “Proration Adjustment Deadline”), either Merger Sub or the Shareholder Representative discovers that any of the prorations or adjustments (other than as prescribed in Section 9(a)(i)(I)) done at Closing pursuant to this Section 9(a)(ii), were not prepared in accordance with the provisions of Section 9(a)(i), or contains a mathematical error (each a “Discrepancy”), such party shall notify the other party by written notice including reasonable detail of the appropriate calculation including copies of any work papers and supporting information as the other party may reasonably request. In such event, the Shareholder Representative and Merger Sub shall meet in person, or by phone or other means if so agreed by both Parties, at least twice within fifteen (15) days after such notification, and shall attempt in good faith to resolve such Discrepancy. If such Parties are unable to resolve their differences within such fifteen (15) day period, then any remaining issues with respect to such Discrepancy shall be submitted to Pricewaterhouse Coopers LLP or, if Pricewaterhouse Coopers LLP is then performing services for one of the Parties or their Affiliates or is unable to serve, Merger Sub and Shareholder Representative shall appoint by mutual agreement the office of an impartial nationally recognized firm of independent certified public accountants (the “Independent Accountant”), to resolve such disagreement as to the Discrepancy in a final and binding matter after hearing the views of both Parties. The Independent Accountant shall limit its determination as to whether the proration or adjustment was prepared in accordance with the provisions of Section 9(a)(i) or contains a mathematical error and shall make a determination as to such Discrepancy as soon as practicable within thirty (30) days (or such other time as Merger Sub and the Shareholder Representative shall agree in writing) after their engagement, and their resolution of the contested amounts shall be conclusive and binding upon the Parties hereto. The fees and expenses of the Independent Accountant shall be paid by the Shareholder Representative (on behalf of the Target Shareholders), on the one hand, and by Merger Sub, on the other hand, based upon the percentage that the amount actually contested but not awarded to the Shareholder Representative or Merger Sub, respectively, bears to the aggregate amount actually contested by the Shareholder Representative and Merger Sub.
(B)    If upon completion of any re-prorations and adjustments there is a net credit in Merger Sub’s favor (a “Merger Sub Credit”), then within three (3) Business Days after the final determination of such amount, Shareholder Representative and Merger Sub shall jointly instruct the Escrow Agent under the Escrow Agreement to disburse from the Closing Prorations Escrow Fund by wire transfer of immediately available funds (1) to Merger Sub, an amount equal to the Merger Sub Credit, and (2) the balance of the Closing Prorations Escrow Fund to the Exchange Agent for distribution to the Distribution Shareholders in accordance with their respective Distribution Percentages. If the Merger Sub Credit is greater than the amount held in the Closing Prorations Escrow Fund, then Shareholder Representative and Merger Sub shall jointly instruct the Escrow Agent under the Indemnification Escrow Agreement to disburse from the Indemnification Escrow Fund by wire transfer of immediately available funds to Merger Sub the amount by which the Merger Sub Credit exceeds the amount in the Closing Prorations Escrow Fund (up to the amount in the Indemnification Escrow Fund). For avoidance of doubt, Merger Sub’s sole recourse for the Merger Sub Credit shall be to the Closing Prorations Escrow Fund and the Indemnification Escrow Fund as provided in this clause (B) and neither Shareholder Representative nor any Target Indemnified Party shall have any additional liability therefor.
(C)    If upon completion of any re-prorations and adjustments there is a net credit in Target’s favor (a “Target Credit”), then within three (3) Business Days after the final determination of such amount (1) Merger Sub shall deposit with the Escrow Agent the Target Credit to be added to the Closing Prorations Escrow Fund, and (2) thereafter Shareholder Representative and Merger Sub shall jointly instruct the Escrow Agent, pursuant to the Escrow Agreement, to distribute the entire balance of the Closing Prorations Escrow Fund to the Exchange Agent to be further disbursed to the Distribution Shareholders in accordance with their respective Distribution Percentages.
(D)    Any payment resulting from re-proration and adjustments as described above shall not be applied to Losses which the Buyer Indemnified Parties are not entitled to recover pursuant to Section 12(f)(i)(A).

(E)    Following the Closing, Merger Sub shall provide Shareholder Representative, its employees and agents, with full access to such of the Merger Sub’s facilities, such of the books and records of Target and such of the former Target employees, during normal business hours, as Shareholder Representative may reasonably request solely in connection with any matter described in Section 9(a)(i) and Section 9(a)(ii).
(b)    Closing Costs. Merger Sub shall pay for the title searches, zoning reports, Surveys, all environmental assessment and engineering reviews of private utility systems with respect to the Property, provided that Parent shall be responsible for all premiums and other costs related to the R&W Insurance Policy. Target shall pay all Pre-Closing Dividend Financing Costs. Merger Sub and Target shall each pay one-half of the expenses related to the Phase II environmental as agreed to by the Merger Sub and Target. Any and all real estate transfer taxes (or real estate controlling interest transfer taxes), documentary stamps, intangible taxes, sales taxes, vehicle transfer taxes, or other similar Taxes relating to the transaction contemplated herein, title insurance premiums for the Title Policy (including any endorsements to the Title Policy requested by Merger Sub (other than the aforementioned zoning and non-imputation endorsements)), and escrow fees shall be paid by Merger Sub or Target, as applicable, as set forth on the Exhibit 9(b) hereto. Subject to the foregoing, the Parties shall be responsible for the fees of their respective attorneys, accountants and other professionals with respect to the transactions contemplated by this Agreement. This Section 9(b) shall survive the Closing.

(c)	Shareholder Representative.
(i)    Appointment; Acceptance. Each Target Shareholder who either (x) votes in favor (whether in person or by proxy) or executes a consent approving this Agreement and the Merger, or (y) executes and delivers a Transmittal Letter with respect to the Per Share Merger Consideration as contemplated by this Agreement, shall thereby have irrevocably authorized and appointed the Shareholder Representative as such Person’s representative and attorney-in-fact, to act on behalf of such Person with respect to this Agreement and the other Transaction Agreements to which Shareholder Representative is or will be a party (collectively, the “Representative Agreements”), and to take any and all actions and make any decisions required or permitted to be taken by Shareholder Representative pursuant to this Agreement or any of the other Representative Agreements. In addition, if this Agreement and the Merger are approved by the Target Shareholders and the Merger is consummated, each Target Shareholder shall by reason thereof be deemed to have irrevocably authorized and appointed the Shareholder Representative as such Person’s representative and attorney-in-fact, to act on behalf of such Person with respect to this Agreement and the other Representative Agreements, and to take any and all actions and decisions required or permitted to be taken by Shareholder Representative pursuant to this Agreement or any of the other Representative Agreements, with all actions and decisions so taken deemed to be facts ascertainable outside this Agreement and binding on all Target Shareholders. The authority granted to Shareholder Representative includes authority to exercise on behalf of each Target Shareholder including the power to:
(A)    give and receive notices and communications, including to Target Shareholders at the address provided for such Target Shareholder to the Shareholder Representative by Target or Exchange Agent, unless notified in writing of another address by such Target Shareholder;

(B)    receive the Shareholder Representative Expense Amount and all other amounts contemplated by this Agreement or any of the other Representative Agreements to be paid to Shareholder Representative, grant receipts therefor, and hold, expend and disburse such amounts as Shareholder Representative Expense Fund in accordance with this Agreement;
(C)    in holding the Shareholder Representative Expense Fund, invest in any manner or manners that may be permitted by the Escrow Agreement for Escrow Agent’s investment of any of the Escrowed Funds, with Shareholder Representative having exclusive discretion, subject to the foregoing, of manner of investment from time to time;
(D)    interpret the terms and provisions of this Agreement and the other Representative Agreements;
(E)    authorize full or partial disbursements of the Escrowed Funds in accordance with the terms of this Agreement (and the distribution of the Pre-Closing Dividend in accordance with Section 2(i)) and the Escrow Agreement;
(F)    agree to, negotiate, enter into settlements and compromises of, and comply with orders or otherwise handle any other matters relating to the prorations and working capital adjustment described in Section 9(a);
(G)    agree to, negotiate, enter into settlements and compromises of, and comply with orders of courts with respect to Third Party Claims and claims for indemnification made by any Buyer Indemnified Party pursuant to Section 12;
(H)    litigate, arbitrate, resolve, settle or compromise any Third Party Claim for indemnification by any Buyer Indemnified Party pursuant to Section 12;
(I)    execute and deliver all documents necessary or desirable to carry out the intent of this Agreement and any other Representative Agreement;
(J)    make all elections or decisions contemplated by this Agreement and any other Transaction Agreement;
(K)    engage, employ or appoint any agents or representatives (including attorneys, accountants and consultants) to assist Shareholder Representative in complying with its duties and obligations and exercising its rights;
(L)    refrain from enforcing any right of the Target Shareholders arising out of or under or in any manner relating to this Agreement or any other Transaction Agreement (excluding rights of Target Shareholders in respect of their own Dissenting Shares); provided, however, that no such failure to act on the part of the Shareholder Representative, except as otherwise provided in this Agreement, shall be deemed a waiver of any such right or interest by Shareholder Representative or by Target Shareholder unless such waiver is in writing signed by the Shareholder Representative;

(M)    make any and all determinations and calculations on behalf of each Target Shareholder with respect to any post-Closing matters as set forth in this Agreement or any other Representative Agreement (excluding determinations and calculations of Target Shareholders in respect of their own Dissenting Shares), which determinations and calculations shall be binding upon each Target Shareholder as if made by such Target Shareholder;
(N)    without limiting the authority of the Shareholder Representative as otherwise provided in this Section 9(c), do the following: (1) establish bank accounts and pay required bank fees and expenses; (2) obtain office space when needed, and establish post office boxes, email accounts, telephone numbers and other means of communications; (3) obtain insurance for the benefit of the Shareholder Representative; (4) pay travel expenses; (5) engage accountants, attorneys, consultants, engineers and other advisers; (6) prepare any required tax returns and pay applicable taxes with respect to the Shareholder Representative’s operations and activities; (7) maintain records with respect to the Shareholder Representative Expense Fund and funds otherwise received on behalf of the Target Shareholders pursuant to this Agreement and the Escrow Agreement, or from any of the Buyer Indemnified Parties; (8) to engage the assistance of the Service Employees and reimburse the Parent and Merger Sub with respect thereto as provided in Section 5(u); (9) if the Shareholder Representative is an entity: (i) maintain records, make such filings and pay fees and expenses related to Shareholder Representative’s organization as an entity, (ii) pay reasonable directors fees to directors (or persons holding comparable positions) and reasonable compensation to officers (or persons holding comparable positions) for services rendered on behalf of the Shareholder Representative, and (iii) obtain insurance for the benefit of its offices, directors, stockholders or persons in other comparable positions; and (10) expend funds from the Shareholder Representative Expense Fund in order to carry out any of the foregoing or such actions as the Shareholder Representative determines, in its discretion, may be necessary, appropriate or incidental to carrying out any of the foregoing.; and
(O)    take all actions necessary or appropriate in the good faith judgment of Shareholder Representative for the accomplishment of the foregoing or otherwise to carry out the transactions contemplated by this Agreement.
By executing and delivering this Agreement, JSREP, Inc., as the Shareholder Representative (the “Initial Shareholder Representative”), and by accepting status as such each successor Shareholder Representative, hereby (a) accepts its appointment and authorization to act as the Shareholder Representative as attorney-in-fact and agent on behalf of the Target Shareholders in accordance with the terms of this Agreement, and (b) agrees to perform the obligations and exercise the authority required of and granted to the Shareholder Representative under the Representative Agreements.
(ii)    Authority. Parent, Merger Sub and any other Person (including, after the Closing, the Surviving Entity and each other Buyer Indemnified Party) shall be entitled to deal exclusively with Shareholder Representative on all matters relating to this Agreement and shall be entitled to rely conclusively (without further evidence of any kind whatsoever)

on any document executed or purported to be executed on behalf of any Target Shareholder (other than in connection with the disposition of Dissenting Shares by the Target Shareholder holding the same) by Shareholder Representative, and on any other action taken or purported to be taken on behalf of any Target Shareholder by Shareholder Representative, as being fully binding upon such Person. Parent, Merger Sub and any other Person (including, after the Closing, the Surviving Entity and each other Buyer Indemnified Party) shall be entitled to rely on any and all actions taken or omitted to be taken by the Shareholder Representative under this Agreement and the Representative Agreements without any liability to, or obligation to inquire of, any of the Target Shareholders. Notices or communications to or from Shareholder Representative shall constitute notice to or from each of the Target Shareholders not holding Dissenting Shares, subject to Section 2(h) with respect to Target Shareholders holding Dissenting Shares. Any decision or action by Shareholder Representative hereunder, including any agreement between Shareholder Representative and Parent relating to the defense, payment or settlement of any claims for indemnification hereunder, shall constitute a decision or action of all Target Shareholders not holding Dissenting Shares and shall be final, binding and conclusive upon each such Person. No Target Shareholder not holding Dissenting Shares shall have the right to object to, dissent from, protest or otherwise contest the same. The provisions of this Section 9(c), including the power of attorney granted hereby, are independent and severable, are irrevocable and coupled with an interest and shall not be terminated by any act of any one or more Target Shareholders, or by operation of law, whether by death or other event. All actions taken or omitted to be taken by the Shareholder Representative shall be legally binding upon the Target Shareholders, and none of the Target Shareholders shall have the right to object, dissent, protest or otherwise contest the same.
(iii)    Shareholder Representative Expense Fund. On behalf of Target Shareholders, Parent shall deposit the Shareholder Representative Expense Amount with Shareholder Representative, to be held as the Shareholder Representative Expense Fund. Any other amounts received by the Shareholder Representative pursuant to paragraph 4(c) of the attached Exhibit P shall be added to the Shareholder Representative Expense Fund. The Shareholder Representative Expense Fund shall be used by Shareholder Representative to pay the expenses incurred by Shareholder Representative in performance of its duties or exercising its authority under this Agreement, including as provided in Section 9(c)(i)(N). Once Shareholder Representative determines, in its sole discretion, that Shareholder Representative will not incur any additional expenses or other payment obligations in its capacity as Shareholder Representative, then Shareholder Representative shall disburse any remaining portion of the Shareholder Representative Expense Fund to those Distribution Shareholders who at the time in questions have delivered Transmittal Letters pursuant to Section 2(e)(ii) in accordance with their Distribution Percentages; provided, that, any remaining portion of the Shareholder Representative Expense Fund in respect of Target Shares for which Transmittal Letters have not yet been delivered by Distribution Shareholders pursuant to Section 2(e)(ii) shall be paid to the Exchange Agent. Prior to final disbursement in accordance with the preceding sentence, Shareholder Representative may make interim disbursements of the Shareholder Representative Expense Fund from time to time in its discretion to the Distribution Shareholders in accordance with their respective Distribution Percentages.
(iv)    Removal, Etc. The then Shareholder Representative may resign at any time, and may be removed for any reason or no reason by the vote or written consent of a majority in interest of the Distribution Shareholders according to each Distribution Shareholder’s Distribution Percentage (the “Majority Holders”). In the event of the dissolution, death, incapacity, resignation or removal of Shareholder Representative, a new Shareholder Representative shall be appointed by the vote or written consent of the Majority Holders. Notice of such vote or a copy of the written consent appointing such new Shareholder Representative shall be sent to Parent, such appointment to be effective upon the later of the date indicated in such consent or the date such notice is received by Parent; provided, that until such notice is received, Parent, Merger Sub and the Surviving Entity shall be entitled to rely on the decisions and actions of the prior Shareholder Representative as described in Section 9(c)(i) above. If at any time the position of Shareholder Representative shall be vacant, such vacancy shall, until otherwise determined by the Majority Holders, be filled by Kristian Jensen III unless and until resignation, dissolution, removal or death, or if such Person is unavailable or unwilling to serve, Alan Krieger unless and until its resignation, removal, dissolution or death, or if such Person is unavailable or unwilling to serve, and thereafter to the Distribution Shareholder with the next largest Distribution Percentage, and further determined by age (oldest first) if two or more Distribution Shareholders have the same Distribution Percentage unless and until his, her or its resignation, removal or death.
(v)    Liability. The Shareholder Representative shall not be liable to the Target Shareholders for actions taken pursuant to this Agreement or any other Transaction Agreement, except to the extent such actions shall have been determined by a court of competent jurisdiction to have constituted gross negligence or involved fraud, intentional misconduct or bad faith (it being understood that any act done or omitted pursuant to the advice of counsel, accountants and other professionals and experts retained by Shareholder Representative shall be conclusive evidence of good faith). The Distribution Shareholders shall severally and not jointly (in accordance with their respective Distribution Percentages), indemnify and hold harmless Shareholder Representative from and against, compensate it for, reimburse it for and pay any and all losses, liabilities, claims, actions, damages and expenses, including reasonable attorneys’ fees and disbursements and other amounts obligated to be paid, arising out of and in connection with its activities as Shareholder Representative under this Agreement and the other Representative Agreements (the “Representative Losses”), in each case as such Representative Loss is suffered or incurred to the extent not funded from the Shareholder Representative Expense Fund which shall be the primary source therefor in all events to the extent thereof, and with all amounts so provided by Distribution Shareholders added to the Shareholder Representative Expense Fund; provided, that in the event it is finally adjudicated that a Representative Loss or any portion thereof was primarily caused by the gross negligence, fraud, intentional misconduct or bad faith of Shareholder Representative, Shareholder Representative shall reimburse the Shareholder Representative Expense Fund the amount of such indemnified Representative Loss attributable to such gross negligence, fraud, intentional misconduct or bad faith.
(vi)    Representations and Warranties. The Initial Shareholder Representative as Shareholder Representative represents and warrants to Merger Sub and Parent that it:
(A)    Is a corporation duly incorporated and in good standing in the State of Connecticut and has all requisite corporate power and authority to enter into this Agreement and the other Representative Agreements, and to carry out its obligations hereunder and thereunder.

(B)    Except as would not reasonably be expected to materially delay or prevent the consummation of the transactions contemplated hereby, neither the execution, delivery and performance by the initial Shareholder Representative of this Agreement or any other Representative Agreement to which the initial Shareholder Representative is (or will be) a party, nor the consummation of the transactions contemplated hereby or thereby, will: (A) assuming the taking of any action by (including any authorization, consent or approval) or in respect of, or any filing with, any Governmental Entity or court, violate any provision of any Law applicable to the initial Shareholder Representative; (B) result in a breach or violation of, or default under, any Charter Document or contract of initial the Shareholder Representative; or (C) require any action by (including any authorization, consent or approval) or in respect of (including notice to), any Person under any contract.

(d)    [Intentionally omitted.]
(e)    Further Assurances. From time to time prior to the Closing, as and when requested by any Party, each of the Parties shall use its reasonable best efforts to take or cause to be taken all action, to do or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper, or advisable under applicable Law or otherwise to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement, including the execution and delivery of such instruments, and the taking of such other actions as the other Parties may reasonably require in order to carry out the intent of this Agreement; provided, however, that nothing in this Section shall require any Party to waive any conditions to its obligation to consummate Closing set forth in Section 6.
Section 10.    Additional Tax Matters.
(a)    Straddle Period. In the case of any Straddle Period, the amount of any Taxes based on or measured by income, receipts, or payroll of Target for the Pre-Closing Tax Period shall be determined based on an interim closing of the books as of the open of business on the Closing Date and the amount of other Taxes of Target for a Straddle Period that relates to a Pre-Closing Tax Period shall be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator or which is the number of days in the taxable period ending on the Closing Date and the denominator of which is the number of days in such Straddle Period. For clarity’s sake, the provisions of this Section 10(a) shall not apply to real estate or personal property, which are prorated pursuant to Section 9(a)(i)(A) or real estate transfer taxes or real estate controlling interest taxes, documentary stamps, intangible taxes, sales taxes, vehicle transfer taxes or other similar Taxes relating to the transaction contemplated herein the responsibility for which are allocated pursuant to Section 9(b).
(b)    Straddle Period Tax Returns. With respect to Tax Returns that are required to be filed by or with respect to Surviving Entity as successor to Target for any Straddle Period (each, a “Straddle Return”), such Straddle Returns shall be prepared by Parent in a manner consistent with Target’s past practice (unless otherwise required by Law). Parent or Merger Sub shall deliver, at least thirty (30) days prior to the due date for filing such Straddle Return (including extensions), to the Shareholder Representative a statement setting forth the amount of Taxes reflected as due on such Straddle Return allocated to the Target pursuant to Section 10(a) (the “Tax Statement”) and copies of such Straddle Return. The Shareholder Representative shall have the right to review such Straddle Return and the Tax Statement prior to the filing of such Straddle Return and, within ten days after the date of receipt by the Shareholder Representative of any Straddle

Return, to request in writing any reasonable changes to such Straddle Return. The Parties agree to consult and resolve in good faith any issue arising as a result of the review of such Straddle Return and the Tax Statement and mutually to consent to the filing as promptly as possible of such Straddle Return.
(c)    Responsibility for Filing Tax Returns. Shareholder Representative shall, at its expense, prepare or cause to be prepared all income Tax Returns for Target for all Tax periods ending on or before the Closing Date the initial due date of which is after the Closing Date (each, a “Pre-Closing Tax Return”), which Parent shall timely file or cause to be timely filed with the appropriate Governmental Entity. All Pre-Closing Tax Returns will be prepared in a manner consistent with the past practice of Target, except as otherwise required by applicable Law. At least thirty (30) days prior to the date on which any Pre-Closing Tax Return is required to be filed, Shareholder Representative shall (i) submit such Pre-Closing Tax Return to Parent for its review and (ii) consider in good faith any comments from Parent. For the avoidance of doubt, the Parties agree that Target shall take into account any deductions (such as deductions for state taxes on its federal income tax return and any deductions arising directly as a result of the execution of this Agreement) to the extent that Target is legally entitled to on its Pre-Closing Tax Returns.
(d)    Tax Payments and Refunds. Parent and Surviving Entity shall be responsible for the payment of all Taxes due, and are entitled to all Tax refunds receivable, with respect to each Straddle Return and each Pre-Closing Tax Return, as these are being adjusted for as part of the working capital adjustment in Section 9(a).
(e)    Cooperation. Parent, Merger Sub, and the Shareholder Representative shall cooperate fully, as and to the extent reasonably requested by the other Party, in connection with the filing of Tax Returns pursuant to Section 10(b) and Section 10(c) and with any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other Party’s request) the provision of records and information that are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Merger Sub and Target agree to retain all books and records with respect to Tax matters pertinent to Target relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified, any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any taxing authority. For the avoidance of doubt, all books, records and other documents provided pursuant to this provision, including records used in the filing of Tax Returns, shall be provided by Parent, Merger Sub and Target, as applicable, in electronic format.
(f)    Tax Sharing Agreements. All Tax sharing, allocation, or indemnification agreements or arrangements to which Target is a Party (other than this Agreement) shall be terminated as of the Closing Date and, after the Closing Date, Target shall not be bound thereby or have any liability thereunder.
(g)    Parent and Merger Sub Required Tax Actions. Other than the Drop Down, Parent and Merger Sub shall not, and shall not permit any of their Affiliates (including, after the Closing for the avoidance of doubt, Target) to, except upon the written request of the Shareholder Representative, (i) take any action relating to Taxes or that could create a Tax liability on the Closing Date (other than as expressly contemplated by this Agreement) that is outside the ordinary course of business of Parent and Merger Sub taken as a whole consistent with past custom and practice (including with respect to quantity and frequency), or (ii) make a Tax election for Target effective on or before the Closing Date. Neither Parent nor Merger Sub, shall not take any of the following actions without the prior written consent of the Shareholder Representative (which shall not be unreasonably withheld, delayed or conditioned): (A) file, re-file, supplement or amend any Tax Return of Target for any Pre-Closing Tax Period, or (B) voluntarily approach any Governmental Entity regarding any Taxes or Tax Returns of Target that were originally due on or before the Closing Date. Additionally, Merger Sub and Parent shall ensure that the continuity of business enterprise requirement of Treasury Regulations Section 1.368-1(d) is satisfied in connection with the Merger.
(h)    Intended Tax Treatment. The Parties shall not take any action, cause any action to be taken, fail to take any action or fail to cause any action to be taken (including any action or failure to act otherwise permitted by this Section 10) that would prevent the Merger, together with the Drop Down, from constituting a reorganization under Section 368(a) of the Code and the Treasury Regulations promulgated thereunder.
(i)    FIRPTA. Target shall deliver to Parent an affidavit, dated as of the Closing Date, and executed by an authorized officer of Target acting solely in his capacity as such, sworn under penalty of perjury and in form and substance required under Treasury Regulations issued pursuant to Code Section 1445 stating that neither Target nor any Target Subsidiary is a “foreign person” as defined in Code Section 1445 (each, a “FIRPTA Certificate”).
Section 11.    Default and Remedies.
(a)    Target Default. Notwithstanding anything to the contrary contained in this Agreement, (i) if Target fails to perform in accordance with the terms of this Agreement, and Parent and Merger Sub have complied with the terms of this Agreement, and (A) the Closing fails to occur by the Outside Closing Date due to Target failing to perform in accordance with the terms of this Agreement, or (B) Target breaches this Agreement and such breach is either not subject to cure or remains uncured for five (5) Business Days following delivery of notice by Merger Sub to Target or the Shareholder Representative, or (ii) Merger Sub exercises its termination right pursuant to Section 5(l), Parent and Merger Sub shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement by Target and to enforce specifically the terms and provisions of this Agreement, in addition to any other remedy, at law or in equity, to which they are entitled. In addition, if clause (i) or (ii) above applies, Parent and Merger Sub may terminate this Agreement by written notice to Target, the Deposit shall be returned to Merger Sub, and Parent and Merger Sub shall be entitled to pursue all remedies, at law or in equity, to which they are entitled.
(b)    Parent or Merger Sub Default. Notwithstanding anything to the contrary contained in this Agreement, if either Parent or Merger Sub fail to perform in accordance with the terms of this Agreement and if Target has complied with the terms of this Agreement, and (i) the Closing fails to occur by the Outside Closing Date due to Merger Sub or Parent failing to perform in accordance with the terms of this Agreement or (ii) Merger Sub or Parent breach this Agreement and such breach is either not subject to cure or remains uncured for five (5) Business Days following delivery of notice by Target to Merger Sub or Parent, Target may terminate this Agreement by written notice to Parent and Merger Sub and the Deposit shall be forfeited to Target as liquidated damages and Parent and Target shall jointly instruct to the Title Company to pay the Deposit to Target. Target, Merger Sub, and Parent acknowledge and agree that (i) the Deposit is a reasonable estimate of and bears a reasonable relationship to the damages that would be suffered and costs that would be incurred by Target as a result of having subjected the Target Shares to the terms of this Agreement and the failure of the Closing to occur due to a default of Merger Sub or Parent under this Agreement; (ii) the actual damages suffered and costs incurred by Target as a result of such subjection and failure to close due to a default of Merger Sub or Parent under this Agreement would be extremely difficult and impractical to determine; (iii) Merger Sub and Parent seek to limit their liability under this Agreement to the amount of the Deposit in the event the Closing does not occur due to a default of Merger Sub or Parent under this Agreement; and (iv) the Deposit shall be and constitute valid liquidated damages.

Section 12.    Indemnification.
(a)    Survival. Subject to the limitations and other provisions of this Agreement, (a) the General Representations and Parent General Representations shall survive the Closing and shall remain in full force and effect until the end of the Survival Period; (b) the representations and warranties set forth in Section 3(a), [Organization, Qualification, and Corporate Power], Section 3(b) [Capitalization], Section 3(c) [Authorization], Section 3(e) [Personal Property], Section 3(g) [Employee Benefits], Section 3(j) [Indebtedness], Section 3(k) [Transaction Expense], Section 4(a) [Corporate Power], Section 4(b) [Capitalization], Section 4(c) [Authorization of Transaction], Section 4(e) [Brokers Fees], and Section 4(h) [Parent Shares] shall survive until the date that is sixty (60) days after the third (3rd) anniversary of the Closing Date; (c) the representations and warranties set forth in Section 3(ee) and Section 4(i) [Taxes and Tax Treatment] shall survive until the date that is sixty (60) days after the sixth (6th) anniversary of the Closing Date (in each case, giving effect to any waiver, mitigation or extension thereof), and (c) the representations and warranties (i) with respect to any zoning Law applicable to the Property contained in Section 3(n), and (ii) contained in Section 3(ff) shall each terminate as of the Closing Date. All covenants and agreements of the Parties contained herein: (i) which contemplates continuance until a specified date or for a specified period shall survive until sixty (60) days after the last specified date or the last day of such specified period such covenant or agreement imposes an obligation on such Party or Parties, and (ii) which does not contemplate continuance until a specified date or for a specified period, shall survive the Closing indefinitely. Notwithstanding the foregoing, any claims asserted in good faith with reasonable specificity (to the extent known at such time) and in writing by notice from the Indemnified Party to the Indemnifying Party in accordance with the provisions of this Agreement prior to the expiration date of the applicable survival period shall not thereafter be barred by the expiration of the relevant representation or warranty, or covenant and such claims shall survive until finally resolved.
(b)    Indemnification by Target Indemnifying Parties. Subject to the other terms and conditions of this Section 12, following the Closing, the Target Indemnifying Parties, severally and not jointly (in accordance with their respective Distribution Percentages), shall indemnify the Buyer Indemnified Parties against, and shall hold each of them harmless from and against, and shall pay and reimburse each of them for, any and all Losses incurred or sustained by, or imposed upon, the Buyer Indemnified Parties based upon, arising out of, or attributable to:
(i)    subject to Section 5(l), any inaccuracy in or breach of any of the representations or warranties of the Target contained in this Agreement, or in any certificate or instrument delivered by or on behalf of the Target pursuant to this Agreement, as of the date such representation or warranty was made or as if such representation or warranty was made on and as of the Closing Date (except for representations and warranties that expressly relate to a specified date, the inaccuracy in or breach of which will be determined with reference to such specified date);
(ii)    any breach or non-fulfillment of any covenant, agreement or obligation to be performed by the Target (and not the Surviving Entity) or Shareholder Representative pursuant to this Agreement;
(iii)    any claim made by any Person (other than Shareholder Representative, Parent, Merger Sub or any Affiliate of Parent) (including any of the Target Shareholders) relating to (A) such Person’s rights with respect to the Merger Consideration, or (B) the calculations and determinations set forth pursuant to clauses (a) or (b) of Section 9 having not been made in compliance therewith;

(iv)    any Taxes allocable to the Pre-Closing Tax Period to the extent such Taxes are in excess of the amount accrued for such Taxes by Target as finally determined through the prorations and adjustments set forth in Section 9(a);
(v)    any Transaction Expenses or Indebtedness of Target or the Target Subsidiaries outstanding as of the Closing to the extent not paid or satisfied by Target at or prior to the Closing, or if paid by Parent or Merger Sub at or prior to the Closing, to the extent not deducted in the determination of the Adjusted Purchase Price; or
(vi)    any New Hampshire Statutory Claim.
(c)    Indemnification by Parent and Surviving Entity. Subject to the other terms and conditions of this Section 12, following the Closing, Parent and Surviving Entity, jointly and severally, shall indemnify and defend each of the Target Indemnified Parties against, and shall hold each of them harmless from and against, and shall pay and reimburse each of them for, any and all Losses incurred or sustained by, or imposed upon, such Target Indemnified Parties based upon, arising out of, or attributable to:
(i)    any inaccuracy in or breach of any of the representations or warranties of Parent and Merger Sub contained in this Agreement or in any certificate or instrument delivered by or on behalf of Parent or Merger Sub pursuant to this Agreement, as of the date such representation or warranty was made or as if such representation or warranty was made on and as of the Closing Date (except for representations and warranties that expressly relate to a specified date, the inaccuracy in or breach of which will be determined with reference to such specified date);
(ii)    any breach or non-fulfillment of any covenant, agreement or obligation to be performed by Parent or Merger Sub pursuant to this Agreement;
(iii)    the Employee Termination Matters; or
(iv)    (A) the inaccuracy of any of the Parent Information Statement Information or (B) any actions taken by the Target in accordance with Section 5(f)(iii).
(d)    Certain Limitations. The indemnification provided for in Section 12(b) and Section 12(c) shall be subject to the following limitations:
(i)    Buyer Indemnified Parties shall not be entitled to indemnification under Section 12(b)(i) based upon, arising out of, attributable to any inaccuracy in or breach of the General Representations until the aggregate amount of all Losses with respect to such General Representations exceeds an amount equal to $859,000.00 (the “Basket”), in which event the Buyer Indemnified Parties shall be entitled to indemnification for such Losses in excess of the Basket, subject to the other limitations set forth herein. Notwithstanding the foregoing, the aggregate amount of all Losses for which the Buyer Indemnified Parties are entitled pursuant to Section 12(b)(i) based upon, arising out of, attributable to any inaccuracy in or breach of:
(A)    the General Representations and Special Representations shall not exceed the Retention Escrow Amount (the “General Cap”); and

(B)    the General Representations, the Special Representations and the Fundamental Representations shall not exceed $5,000,000.00 (the “Overall Cap”).
(ii)    Parent and Surviving Entity shall not be liable to the Target Indemnified Parties for indemnification under Section 12(c)(i) until the aggregate amount of all Losses in respect of indemnification under Section 12(c)(i) exceeds the Basket, in which event Parent and Surviving Entity shall be required to pay or be liable for all such Losses in excess of the Basket, subject to the other limitations set forth herein. Notwithstanding the foregoing, the aggregate amount of all Losses for which Parent and Surviving Entity shall be liable, collectively, pursuant to Section 12(c)(i) based upon, arising out of, attributable to any inaccuracy in or breach of:
(A)    the Parent General Representations shall not exceed the General Cap;
(B)    the Parent General Representations and Parent Fundamental Representations shall not exceed $27,500,000.00.
(iii)    For avoidance of doubt, the limitations with respect to the Basket and the General Cap shall not apply to Losses based upon, arising out of, or attributable to any inaccuracy in or breach of any Fundamental Representation or Parent Fundamental Representation.
(iv)    For purposes of this Section 12, any inaccuracy in or breach of any representation or warranty (other than those in Section 3(cc), and the determination of any Losses with respect thereto, shall be determined without regard to any materiality, Material Adverse Effect or other similar qualification contained in or otherwise applicable to such representation or warranty.
(v)    The recovery by the Buyer Indemnified Parties under this Section 12 shall be net of any reimbursement actually received from any insurance carrier (other than the insurer providing the R&W Insurance Policy) or other third person (net of increased premiums and costs reasonably incurred by the Buyer Indemnified Parties in seeking or obtaining such reimbursement), in either case, in connection with the Losses that form the basis of the Buyer Indemnified Party’s claim for indemnification hereunder.
(vi)    No Buyer Indemnified Party shall be entitled to recover under this Section 12 to the extent the matter in question was addressed in the prorations and adjustments set forth in Section 9(a).
(e)    Indemnification Procedures. A Buyer Indemnified Party or Target Indemnified Party making a claim under this Section 12(e) is referred to as the “Indemnified Party”, and the Party against whom such claims are asserted under this Section 12(e) is referred to as the “Indemnifying Party”. For purposes of this Section 12, (i) if Parent (or any other Buyer Indemnified Party) comprises the Indemnified Party, any references to Indemnifying Party (except provisions relating to an obligation to make payments) shall be deemed to refer to Shareholder Representative, and any references to Indemnified Party shall refer to Parent, and (ii) if any Target Indemnified Parties comprises the Indemnified Party any references to Indemnifying Party shall be deemed to refer to Parent, and any references to the Indemnified Party shall be deemed to refer to the Shareholder Representative. Any payment received by Shareholder Representative as the Indemnified Party shall be added to and disbursed from the Shareholder Representative Expense Fund in accordance with Section 9(c).
(i)    Third Party Claims. If any Indemnified Party receives notice of the assertion or commencement of any Proceeding made or brought by any Person who is not a Party to this Agreement or an Affiliate of a Party to this Agreement. any other Buyer Indemnified Party or Target Indemnified Party, or a Representative of any of the foregoing (a “Third Party Claim”) against such Indemnified Party with respect to which the Indemnifying Party is obligated to provide indemnification under this Section 12, the Indemnified Party shall give the Indemnifying Party reasonably prompt written notice thereof, but in any event not later than ten (10) Business Days after receipt of such notice of such Third Party Claim. The failure to give such prompt written notice shall not, however, relieve the Indemnifying Party of its indemnification obligations, except and only to the extent that the Indemnifying Party forfeits rights or defenses or is otherwise materially prejudiced by reason of such failure. Such notice by the Indemnified Party shall describe the Third Party Claim in reasonable detail, shall include copies of all material written evidence thereof and shall indicate the estimated amount, if reasonably practicable, of the Loss that has been or may be sustained by the Indemnified Party. The Indemnifying Party shall have the right to participate in, or by giving written notice to the Indemnified Party, to assume the defense of such Third Party Claim at the Indemnifying Party’s expense and by the Indemnifying Party’s own counsel, and the Indemnified Party shall cooperate in good faith in such defense; provided, that if the Indemnifying Party is Shareholder Representative, such Indemnifying Party shall not have the right to defend or direct the defense of any such Third Party Claim that (x) is asserted directly by or on behalf of a Person that is a supplier or customer of Merger Sub in its capacity as such, or (y) seeks an injunction or other equitable relief against the Indemnified Parties, so long as in either case the Indemnified Party diligently pursues the defense of such third party claim. In the event that the Indemnifying Party assumes the defense of any Third Party Claim, subject to Section 12(e)(ii), it shall have the right to take such action as it deems necessary to avoid, dispute, defend, appeal or make counterclaims pertaining to any such Third Party Claim in the name and on behalf of the Indemnified Party. The Indemnified Party shall have the right to participate in the defense of any Third Party Claim with counsel selected by it subject to the Indemnifying Party’s right to control the defense thereof. The fees and disbursements of such counsel shall be at the expense of the Indemnified Party, provided, that if in the reasonable opinion of independent counsel to the Indemnified Party, (A) there are legal defenses available to an Indemnified Party that are different from or additional to those available to the Indemnifying Party; or (B) there exists a conflict of interest between the Indemnifying Party and the Indemnified Party that cannot be waived, the Indemnifying Party shall be liable for the reasonable fees and expenses of counsel to the Indemnified Party in each jurisdiction for which the Indemnified Party’s independent counsel reasonably determines such counsel is required. If the Indemnifying Party elects not to compromise or defend such Third Party Claim, fails to promptly notify the Indemnified Party in writing of its election to defend as provided in this Agreement, or fails to diligently prosecute the defense of such Third Party Claim, the Indemnified Party may, subject to Section 12(e)(ii), pay, compromise, defend such Third Party Claim and seek indemnification for any and all Losses based upon, arising from or relating to such Third Party Claim. Shareholder Representative and Parent shall cooperate with each other in all reasonable respects in connection with the defense of any Third Party Claim, including making available records relating to such Third Party Claim and the facts or matters giving rise thereto and furnishing, without expense (other than reimbursement of actual out-of-pocket expenses) to the defending party, management employees of the non-defending party as may be reasonably necessary for the preparation and carrying out of the defense of such Third Party Claim.
(ii)    Settlement of Third Party Claims. Notwithstanding any other provision of this Agreement, the Indemnifying Party shall not enter into settlement of any Third Party Claim without the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld or delayed), except as provided in this Section 12(e)(ii). If a firm offer is made to settle a Third Party Claim without leading to liability or the creation of a financial or other obligation on the part of the Indemnified Party, and provides, in customary form, for the unconditional release of each Indemnified Party from all liabilities and obligations in connection with such Third Party Claim, and the Indemnifying Party desires to accept and agree to such offer, the Indemnifying Party shall give written notice to that effect to the Indemnified Party. If the Indemnified Party fails to consent to such firm offer within ten (10) calendar days after its receipt of such notice, the Indemnified Party may continue to contest or defend such Third Party Claim and in such event, the maximum liability of the Indemnifying Party as to such Third Party Claim shall not exceed the amount of such settlement offer. If the Indemnified Party fails to consent to such firm offer and also fails to assume defense of such Third Party Claim, the Indemnifying Party may settle the Third Party Claim upon the terms set forth in such firm offer to settle such Third Party Claim. If the Indemnified Party has assumed the defense pursuant to Section 12(e)(i), it shall not agree to any settlement without the written consent of the Indemnifying Party (which consent shall not be unreasonably withheld or delayed).
(iii)    Direct Claims. Any Proceeding by an Indemnified Party on account of a Loss which does not result from a Third Party Claim (a “Direct Claim”) shall be asserted by the Indemnified Party giving the Indemnifying Party reasonably prompt written notice thereof, but in any event not later than sixty (60) calendar days after the Indemnified Party becomes aware of such Direct Claim. The failure to give such prompt written notice shall not, however, relieve the Indemnifying Party of its indemnification obligations, except and only to the extent that the Indemnifying Party forfeits rights or defenses or is otherwise materially prejudiced by reason of such failure. Such notice by the Indemnified Party shall describe the Direct Claim in reasonable detail, shall include copies of all material written evidence thereof and shall indicate the estimated amount, if reasonably practicable, of the Loss that has been or may be sustained by the Indemnified Party. The Indemnifying Party shall have sixty (60) calendar days after its receipt of such notice to respond in writing to such Direct Claim. The Indemnified Party shall allow the Indemnifying Party and its professional advisors to investigate the matter or circumstance alleged to give rise to the Direct Claim, and whether and to what extent any amount is payable in respect of the Direct Claim, and the Indemnified Party shall assist the Indemnifying Party’s investigation by giving such information and assistance (including access to Target’s premises and personnel and the right to examine and copy any accounts, documents or records) as the Indemnifying Party or any of its professional advisors may reasonably request. If the Indemnifying Party does not so respond within such sixty (60) calendar) day period, the Indemnifying Party shall be deemed to have rejected such Direct Claim, in which case the Indemnified Party shall be free to pursue such remedies as may be available to the Indemnified Party on the terms and subject to the provisions of this Agreement.

(f)    Satisfaction of Certain Losses; Escrowed Funds. Subject to the other limitations set forth in this Section 12, and without duplication,
(i)     Any Losses payable to a Buyer Indemnified Party pursuant to Section 12(b)(i) (other than (x) Losses under Section 12(b)(i) with respect to Fundamental Representations (which shall be satisfied solely pursuant to Section 12(f)(ii)), and (y) Losses Under Section 12(b)(i) with respect to Special Representations (which shall be satisfied solely pursuant to Section 12(f)(iii)) shall be satisfied in accordance with the following provisions:
(A)    The Buyer Indemnified Parties shall not be entitled to recover until such Losses exceed the Basket;
(B)    The Retention Escrow Fund shall be the sole source of funds to satisfy such Losses for which the Buyer Indemnified Parties are not entitled to recover pursuant to Section 12(f)(i)(A); and
(C)    Thereafter such Losses shall be satisfied solely by the R&W Insurance Policy
(ii)    Any Losses payable to a Buyer Indemnified Party pursuant to Section 12(b)(i) with respect to Fundamental Representations and Section 12(b)(iv) shall be satisfied in accordance with the following provisions:
(A)    Such Losses shall be satisfied out of the Retention Escrow without regard to the then Total Retention Amount under the R&W Insurance Policy;
(B)    Thereafter such Losses shall be satisfied by the R&W Insurance Policy; and
(C)    In the event that the aggregate amount of all Losses under Section 12(b)(i) and Section 12(b)(iv) exceed the R&W Policy Limit, then such Losses shall be satisfied from the Indemnification Escrow Fund up to the amounts therein.
(iii)    Any Losses payable to a Buyer Indemnified Party pursuant to Section (12)(b)(i) with respect to Special Representations shall be satisfied solely by the R&W Insurance Policy.
(iv)    [intentionally omitted]
(v)    Any Losses payable to a Buyer Indemnified Party pursuant to Section 12(b)(ii), and Section 12(b)(iii) shall be satisfied solely from the Indemnification Escrow Fund up to the amounts therein.
(vi)    Any Losses payable to a Buyer Indemnified Party pursuant to Section 12(b)(vi) shall be limited, in all cases, to New Hampshire Statutory Expenses and shall be satisfied solely as follows: (1) that portion of such New Hampshire Statutory Expenses constituting the New Hampshire Statutory Penalty with respect to the applicable Notice Community, if any, shall be satisfied from, and up to the amount of, the New Hampshire Indemnity Amount for such applicable Notice Community; and (2) any other portion of such New Hampshire

Statutory Expenses with respect to the applicable Notice Community shall be satisfied from the Indemnification Escrow Fund up to the amount thereof.
(vii)    Upon the termination of (A) the Retention Escrow Fund pursuant to the terms of the Escrow Agreement, (B) the Indemnification Escrow Fund pursuant to the terms of the Escrow Agreement, (C) the New Hampshire Indemnity Fund pursuant to the terms of the Escrow Agreement, or (D) the Environmental Escrow Fund pursuant to the terms of the Escrow Agreement, Shareholder Representative and the Parent shall issue instructions to the Escrow Agent to pay any amounts remaining in the Retention Escrow Fund, the Indemnification Escrow Fund, the New Hampshire Indemnity Fund and the Environmental Escrow Fund, as applicable, to the Exchange Agent for distribution to the Distribution Shareholders in accordance with their respective Distribution Percentages.
(viii)    For the avoidance of doubt, no Target Indemnifying Party shall have any obligation to satisfy any Losses under this Section 12 other than to the extent of it interest in, and solely from, the Retention Escrow Fund, the Indemnification Escrow Fund and the New Hampshire Indemnity Fund.
(g)    Tax Treatment of Indemnification Payments. All indemnification payments made under this Agreement shall be treated by the Parties as an adjustment to the Purchase Price for Tax purposes, unless otherwise required by Law.

(h)    Effect of Investigation. The representations, warranties and covenants of the Indemnifying Party, and the Indemnified Party’s right to indemnification with respect thereto, shall not be affected or deemed waived by reason of any investigation made by or on behalf of the Indemnified Party (including by any of its principals, shareholders, directors, officers, partners, agents or employees) or by reason of the fact that the Indemnified Party, or any of its representatives, knew or should have known that any such representation or warranty is, was or might be inaccurate.
(i)    Exclusive Remedies. Subject to Section 9 and Section 11(a), Parent and Merger Sub (each for itself and on behalf of the Buyer Indemnified Parties) and Target (for itself and on behalf of the Target Indemnified Parties) acknowledge and agree that their sole and exclusive remedy with respect to any and all claims (other than claims arising from fraud (as defined by statute or the common law) or criminal activity or violation of applicable securities laws on the part of a Party hereto in connection with the transactions contemplated by this Agreement) for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement, shall be pursuant to the indemnification provisions set forth in this Section 12. In furtherance of the foregoing Parent and Merger Sub (each for itself and on behalf of the Buyer Indemnified Parties) and Target (for itself and on behalf of the Target Indemnified Parties) each hereby waives, to the fullest extent permitted under Law, any and all rights, claims and causes of action for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement it may have against the other Parties hereto and their Affiliates and each of their respective representatives arising under or based upon any Law, except pursuant to the indemnification provisions set forth in this Section 12. Nothing in this Section 12(i) shall limit any Person’s right to seek and obtain any equitable relief to which any Person shall be entitled or to seek any remedy on account of any fraud (as defined by statute or the common law), criminal activity or violation of applicable securities laws on the part of a Party hereto in connection with the transactions contemplated by this Agreement. EACH OF PARENT AND MERGER SUB FOR ITSELF AND ON BEHALF OF THE BUYER INDEMNIFIED PARTIES: (A) EXPRESSLY WAIVES ALL RIGHTS AFFORDED BY ANY STATUTE WHICH LIMITS THE EFFECT OF A

RELEASE WITH RESPECT TO UNKNOWN CLAIMS; (B) UNDERSTANDS THE SIGNIFICANCE OF THIS RELEASE OF UNKNOWN CLAIMS AND WAIVER OF STATUTORY PROTECTION AGAINST A RELEASE OF UNKNOWN CLAIMS; and (C) ACKNOWLEDGES AND AGREES THAT THIS WAIVER IS AN ESSENTIAL AND MATERIAL TERM OF THIS AGREEMENT. TARGET FOR ITSELF AND ON BEHALF OF THE TARGET INDEMNIFIED PARTIES: (A) EXPRESSLY WAIVES ALL RIGHTS AFFORDED BY ANY STATUTE WHICH LIMITS THE EFFECT OF A RELEASE WITH RESPECT TO UNKNOWN CLAIMS; (B) UNDERSTANDS THE SIGNIFICANCE OF THIS RELEASE OF UNKNOWN CLAIMS AND WAIVER OF STATUTORY PROTECTION AGAINST A RELEASE OF UNKNOWN CLAIMS; and (C) ACKNOWLEDGES AND AGREES THAT THIS WAIVER IS AN ESSENTIAL AND MATERIAL TERM OF THIS AGREEMENT.
Section 13.    Miscellaneous.
(a)    Press Releases and Public Announcements. The Parties and each of their respective directors, officers, representatives, agents, employees and Affiliates shall maintain the confidentiality of the involvement of the other Parties in the transaction contemplated herein, along with the existence and terms of the transaction itself and the Parties shall not disclose any information regarding the involvement of the other Party in this transaction, along with the existence and terms of the transaction itself, to any person or entity other than each Party’s own lawyer, accountants, advisors, agents and consultants who assist the Party in the transaction contemplated hereunder (the “Permitted Advisors”). Each Party shall inform its Permitted Advisors of the confidentiality requirements of this Section 13(a) and their duty to comply with its terms. The foregoing confidentiality provisions shall not apply to any disclosures required by Law, any disclosures made to lenders, any disclosures made pursuant to any applicable securities laws, any disclosures consented to in writing in advance by the other Party or any disclosures expressly permitted, contemplated or required by this Agreement. In the event of any breach of this Section 13(a), each Party shall be entitled to seek and obtain equitable relief, including without limitation injunctive relief, provided that such remedy shall not be the enforcing Party’s exclusive remedy but shall be in addition to all other remedies available at law or equity to such enforcing Party. The provisions of this Section 13(a) shall survive termination of this Agreement.
(b)    No Third-Party Beneficiaries. Subject to Section 13(s), this Agreement shall not confer any rights or remedies upon any Person other than the Parties, the Target Shareholders, the Buyer Indemnified Parties, the Target Indemnified Parties, each D&O Indemnified Party (solely with respect to the provisions of Section 5(t)), and their respective successors and permitted assigns.
(c)    Entire Agreement. This Agreement (including the documents referred to herein) constitutes the entire agreement between the Parties and supersedes any prior understandings, agreements, or representations by or between the Parties, written or oral, to the extent they relate in any way to the subject matter hereof.
(d)    Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Parties.
(e)    Counterparts. This Agreement may be executed in one or more counterparts (including by means of facsimile and/or other electronic transmission), each of which shall be deemed an original but all of which together will constitute one and the same instrument.

(f)    Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.
(g)    Notices. All notices, requests, demands, claims, and other communications hereunder shall be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given (i) when delivered personally to the recipient, (ii) one (1) Business Day after being sent to the recipient for next Business Day delivery by reputable overnight courier service (charges prepaid), (iii) one (1) Business Day after being sent to the recipient by facsimile transmission or electronic mail, or (iv) four (4) Business Days after being mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid, and addressed to the intended recipient as set forth below:

If to Target: Jensen’s Inc. Attn: Kristian Jensen III 246 Redstone Street PO Box 608 Southington CT 06489 Email: K.Jensen3@jensencommunities.com	Copy to: Reid & Riege, P.C. Attn: Robert M. Mulé One Financial Plaza Hartford, CT 06103 Fax: (860) 240-1002 Email: rmule@reidandriege.com
If to Shareholder Representative: JSREP, Inc. 222 Main Street, Suite 229 Farmington, CT 06032 Email: JSREPINC2019@gmail.com	Copy to: Reid & Riege, P.C. Attn: Robert M. Mulé One Financial Plaza Hartford, CT 06103 Fax: (860) 240-1002 Email: rmule@reidandriege.com
If to Merger Sub or Parent: Sun Communities, Inc. Attn: Mr. Gary A. Shiffman 27777 Franklin Road, Suite 200 Southfield, MI 48034 Fax: (248) 208-2645 Email: gshiffman@suncommunities.com	Copy to: Jaffe Raitt Heuer & Weiss, P.C. Attn: Arthur A. Weiss 27777 Franklin Road, Suite 2500 Southfield, MI 48034 Fax: (248) 351-3082 Email: aweiss@jaffelaw.com

Any Party may send any notice, request, demand, claim, or other communication hereunder to the intended recipient at the address set forth above using any other means (including messenger service, ordinary mail, or electronic mail), but no such notice, request, demand, claim, or other communication shall be deemed to have been duly given unless and until it actually is received by the intended recipient. Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Party notice in the manner herein set forth.

(h)    Governing Law.
(i)    This Agreement shall be governed by and construed in accordance with the domestic laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

Notwithstanding the foregoing or anything to the contrary in this Agreement, the laws of the State of Connecticut shall govern any and all issues and claims under or relating to this Agreement relating to Connecticut Corporate Laws, including the mechanics of the Merger in Connecticut, and the fiduciary duties of the directors and officers of the Target.
(ii)    Notwithstanding anything herein to the contrary, the Parties acknowledge and irrevocably agree (A) that any lawsuit, claim, complaint, controversy, formal investigation or proceeding before or by any governmental entity or dispute of any kind or nature (whether based upon contract, tort or otherwise) (“Action”) involving a Financing Source that is in any way related to this Agreement, the Merger or any of the transactions contemplated by this Agreement or the performance of services hereunder or related hereto, including but not limited to any dispute arising out of or relating in any way to the Pre Closing Dividend Financing or any commitment letter or financing agreement, shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to the conflicts of law rules of the State of New York that would result in the application of the laws of any other State, (B) that service of process, summons, notice or document by registered mail addressed to them at their respective addresses provided in Section 13(g) shall be effective service of process against them for any such Action and (C) that a final judgment in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.
(i)    Amendments and Waivers. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by all of the Parties. No waiver by any Party of any provision of this Agreement or any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be valid unless the same shall be in writing and signed by the Party making such waiver nor shall such waiver be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such default, misrepresentation, or breach of warranty or covenant.
(j)    Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.
(k)    Expenses. Except as otherwise provided for herein, each of the Parties will bear its own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby.
(l)    Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local, or non-U.S. Law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context otherwise requires. The word “including” shall mean including without limitation.
(m)    Incorporation of Exhibits and Schedules. The Exhibits and Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.

(n)    Representation of Stockholders and Seller Representative. The Parent and Merger Sub agree, on their own behalf and on behalf of the Buyer Indemnified Parties, that, following the Closing, Reid and Riege, P.C. (which term shall include each of the individual attorneys of such firm) may serve as counsel to, and that CohnReznick LLP (which term shall include each of the individual accountants of such firm) may serve as accountants to, any one or more Target Shareholders, the Shareholder Representative, or any of their Affiliates in connection with any matters related to this Agreement and the transactions contemplated hereby or the Transaction Agreements, including any litigation, claim or obligation arising out of or relating to this Agreement or the transactions contemplated by this Agreement, or any other matters, notwithstanding any representation by Reid and Riege, P.C. or engagement or provision of services by CohnReznick LLP prior to the Closing of the Target, any of the Target Subsidiaries, or the Shareholder Representative or any of their Affiliates (collectively the “Covered Parties”). To the extent that Reid and Riege, P.C. enjoys attorney-client privilege or that CohnReznick LLP enjoys accountant-client privilege with any of the Covered Parties, Parent and Merger Sub (for itself and on behalf of the Surviving Entity) each hereby (i) waive any claim they have or may have that Reid and Riege, P.C. or CohnReznick LLP has a conflict of interest or is otherwise prohibited from engaging in such representation, and (ii) agree that, in the event that a dispute arises out this Agreement after the Closing between any Buyer Indemnified Party on the one hand, and any Covered Party, on the other, Reid and Riege, P.C. may represent, and CohnReznick LLP may provide services to, such Covered Person in such dispute even though the interests of such person(s) may be directly adverse to Parent or Surviving Entity or any other Buyer Indemnified Party and even though Reid and Riege, P.C. may have represented, or CohnReznick LLP may have been engaged by or provided services to, such Covered Person in a matter substantially related to such dispute. Parent and Merger Sub (for itself and on behalf of the Surviving Entity) also further agree that, as to all communications among Reid and Riege, P.C. or CohnReznick LLP, on the one hand, and any Covered Person, on the other hand, that relate in any way to this Agreement or the transactions contemplated by this Agreement, the attorney-client privilege and the expectation of client confidence belongs to and may be controlled by the Shareholder Representative and shall not pass to or be claimed by Parent, Merger Sub or Surviving Entity. To the extent any files of Reid and Riege, P.C. or CohnReznick LLP for the Target, any Target Subsidiary or the Shareholder Representative in respect of this Agreement or the transactions contemplated by this Agreement (but not in respect to any other matter) constitute property of the client, only the Shareholder Representative (and not the Merger Sub or Surviving Entity) will hold such property rights. Notwithstanding the foregoing, in the event that a dispute arises between the Parent or Surviving Entity, on the one hand, and a third party other than a party to this Agreement or a Target Indemnified Party after the Closing, the Surviving Entity may assert (i) the attorney-client privilege to prevent disclosure of confidential communications by Reid and Riege, P.C. to such third party and (ii) the accountant-client privilege to prevent disclosure of confidential communications by CohnReznick LLP to such third party, as applicable.
(o)    WAIVER OF JURY TRIAL. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW THAT CANNOT BE WAIVED, THE PARTIES HERETO AND THEIR RESPECTIVE AFFILIATES EACH HEREBY IRREVOCABLY WAIVES AND COVENANTS THAT IT WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE) ANY RIGHT TO TRIAL BY JURY IN ANY FORUM IN RESPECT OF ANY ISSUE, CLAIM, DEMAND, SUIT, ACTION OR CAUSE OF ACTION, INQUIRY, PROCEEDING OR INVESTIGATION ARISING IN WHOLE OR IN PART UNDER, RELATED TO, BASED ON, OR IN CONNECTION WITH, THIS AGREEMENT, THE PRE-CLOSING DIVIDEND FINANCING, THE SUBJECT MATTER HEREOF OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, INCLUDING ANY ACTION, PROCEEDING OR COUNTERCLAIM AGAINST ANY FINANCING SOURCE, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING AND WHETHER SOUNDING IN TORT OR CONTRACT OR OTHERWISE. EACH PARTY HERETO ACKNOWLEDGES THAT IT HAS BEEN INFORMED BY THE OTHER PARTIES HERETO THAT THIS SECTION 13(O) CONSTITUTES A

MATERIAL INDUCEMENT UPON WHICH THEY ARE RELYING AND WILL RELY IN ENTERING INTO THIS AGREEMENT. ANY PARTY HERETO MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION 13(O) WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF EACH SUCH PARTY TO THE WAIVER OF ITS RIGHT TO TRIAL BY JURY.
(p)    Limitation on Warranties. Except as expressly set forth in Section 3, (i) the Target makes no express or implied warranty of any kind whatsoever, including any representation as to physical condition or value of any of the property or assets of the Target or any Target Subsidiary, the future profitability or future earnings performance of the Target or any Target Subsidiary or compliance with the HSR Act and (ii) no covenants, warranties or representations are made, or have been made, by Target or any of its representatives or agents with respect to the accuracy or completeness of any information contained in the Offering Memorandum for the Jensen Communities Portfolio distributed by Robert Charles Lesser & Co., LLC (the “Confidential Information Memorandum”) or in the management presentation or Data Room and none of them shall have any liability to Parent or Merger Sub arising out of the use of the information contained in such Confidential Information Memorandum or such management presentation or Data Room materials. THE REPRESENTATIONS AND WARRANTIES OF TARGET IN SECTION 3 CONSTITUTE THE SOLE AND EXCLUSIVE REPRESENTATIONS AND WARRANTIES OF TARGET IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY, AND PARENT AND MERGER SUB UNDERSTAND, ACKNOWLEDGE AND AGREE THAT ALL OTHER REPRESENTATIONS AND WARRANTIES OF ANY KIND OR NATURE EXPRESS OR IMPLIED (INCLUDING, BUT NOT LIMITED TO, ANY RELATING TO THE FUTURE OR HISTORICAL FINANCIAL CONDITION, RESULTS OF OPERATIONS, ASSETS OR LIABILITIES OF TARGET, IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE) ARE SPECIFICALLY DISCLAIMED BY TARGET AND PARENT AND MERGER SUB ACKNOWLEDGE AND AGREE THAT EACH IS NOT RELYING ON ANY SUCH OTHER REPRESENTATION OR WARRANTY OF ANY KIND OR NATURE EXPRESS OR IMPLIED.
(q)    Interpretation. Unless the context indicates otherwise, each pronoun herein shall be deemed to include the masculine, feminine, neuter, singular and plural forms thereof. The term “person” shall be construed broadly to include any individual, any type of business entity (including a corporation, joint-stock company, partnership, limited liability company, joint venture, association or unincorporated association), any other type of legal entity (including a trust), or any other entity or organization, but shall not include any Governmental Authority. The terms “including,” “includes,” “include” and words of like import shall be construed broadly as if followed by the words “without limitation” or “but not limited to.” The terms “herein,” “hereunder,” “herewith,” “hereby” and “hereof” and words of like import, unless otherwise stated, refer to this entire Agreement as a whole (including any Schedules and Exhibits) and not to any particular provision of this Agreement, and Article, Section, Schedule and Exhibit references are to the Articles, Sections, Schedules and Exhibits of this Agreement unless otherwise specified. Any capitalized terms used in any Schedule or Exhibit attached hereto and not otherwise defined therein shall have the meanings set forth in this Agreement. The term “pending” shall mean pending (but shall not be construed as referring to any action, suit or proceeding against the Target or any Target Subsidiary that has been filed but not yet served on Target or any Target Subsidiary, as applicable), and “threatened” means threatened (and shall be construed as referring, without limitation, to any action, suit or proceeding against the Target that has been filed but not yet served on the Target). The words describing the singular number will include the plural and vice versa. The phrase “made available” in this Agreement will mean that the information referred to has been made available if requested by the party to whom such information is to be made available and such requested information shall be deemed to have been “made available” if such information has been posted to a public website, including the SEC’s Edgar site, or an electronic datasite, including the Data Room, that is accessible by such requesting party or a representative thereof (other than with respect to the tenant information, documents and communications; leases; sales information and contracts; and work orders which were made available by Target to Parent and Merger Sub by providing online access to Target’s Laserfiche facility and utility bills and information which were was made available by Target to Parent and Merger Sub by proving online access to Target’s Avidutility facility or such requested information has been emailed or otherwise sent to such requesting party or representative or such requesting party or representative otherwise has knowledge of how to obtain access to such requested information. All references to “dollars” or “$” will be deemed references to the lawful money of the United States of America. The word “or” is not exclusive. Unless the context otherwise requires, references herein: (a) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof and by this Agreement; and (b) to a statute means such statute in effect as of the Closing Date as amended from time to time and includes any successor legislation thereto and any rules and regulations promulgated thereunder.
(r)    Jurisdiction.
(i)    Each of the Parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement brought by any other party or its successors or assigns shall be brought and determined in the Delaware Court of Chancery, or, if under applicable law exclusive jurisdiction over the matter is vested in the federal courts, any federal court located in the State of Delaware, and each of the Parties hereby irrevocably submits to the exclusive jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement. Each of the Parties agrees not to commence any action, suit or proceeding relating thereto except in the courts described above in Delaware, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the Parties further agrees that notice as provided herein shall constitute sufficient service of process and the Parties further waive any argument that such service is insufficient. Each of the Parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, (A) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (B) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (C) that (1) the suit, action or proceeding in any such court is brought in an inconvenient forum, (2) the venue of such suit, action or proceeding is improper, or (3) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.
(ii)    Notwithstanding anything herein to the contrary, each of the parties hereto hereby agrees that it will not, nor permit any of its Affiliates to, bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Sources in any way relating to this Agreement or any of the transactions contemplated hereby or thereby, including, without limitation, any dispute arising out of or relating in any way to the Pre-Closing Dividend Financing or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, located in the Borough of Manhattan, or, if under applicable law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and the appellate courts thereof), and that the provisions of Section 13(o) relating to the waiver of jury trial shall apply to any such action, cause of action, claim, cross-claim or third-party claim.
(s)    Third Party Beneficiary Rights; Amendments. No provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors and permitted assigns; provided that the Financing Sources shall be intended third parties beneficiaries of Sections 5(b), 5(p), 9(e), 13(d), 13(o), and 13(r) and shall be entitled to enforce such provisions directly (and no amendment or modification to such provisions in respect to the Financing Sources may be made without the prior consent of the Financing Sources

* * * * *

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.
MERGER SUB

Sun Jensen LLC, a Delaware limited liability company

By:	Sun Communities, Inc., a Maryland corporation, its sole member

By: /s/ Gary A. Shiffman
Name: Gary A. Shiffman
Title: Chief Executive Officer

PARENT

Sun Communities, Inc., a Maryland corporation

By: /s/ Gary A. Shiffman
Name: Gary A. Shiffman
Title: Chief Executive Officer

TARGET

Jensen’s, Inc., a Connecticut corporation

By: /s/ Kristian Jensen III
Name: Kristian Jensen III
Title: President

SHAREHOLDER REPRESENTATIVE

JSREP, Inc., a Connecticut corporation

By: /s/ Kristian Jensen III
Name: Kristian Jensen III
Title: President

EXHIBIT C
Purchase Price

1.	Expansion Land Price: $8,040,000

2.	Improved Land Price: $335,510,000